Semiannual Report

SEPTEMBER 30, 2008

Domestic Equity Funds
Ivy Capital Appreciation Fund
Ivy Core Equity Fund
Ivy Large Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Small Cap Growth Fund
Specialty Funds
Ivy Asset Strategy Fund
Ivy Energy Fund
Ivy Science and Technology Fund

Fixed-Income Funds
Ivy High Income Fund
Ivy Limited-Term Bond Fund
Ivy Money Market Fund
Ivy Municipal Bond Fund

 IVY FUNDS®

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds, Inc. prospectus and current performance information.

President's Letter

September 30, 2008



DEAR SHAREHOLDER:

Not since the founding of our organization more than 70 years ago have investors faced so many challenges in such a short period of time. In a single calendar quarter, this country's largest savings and loan, its largest insurance company, its two largest mortgage providers, its largest brokerage firm and a leading commercial bank were the subject of a takeover, bailout or failure. On top of that, some money market funds in the industry have been unable to maintain a $1 a share net asset value. A severe credit crunch has taken hold.

Confidence has been shaken in bond and stock markets around the globe, and mutual fund returns of the past year reflect the emotional insecurity that comes with hard times. Enclosed is our report on your Ivy Fund(s) operations for the first six months of the current fiscal year. For the six months ended Sept. 30, 2008, the S&P 500 Index fell 11.3 percent, with most of the drop occurring in September. September was also the worst month for U.S. corporate bonds in more than two decades.

Can we learn from history?

While unusual in modern times, a rapidly unfolding financial panic is nothing new in American history. In fact, prior to the creation of the Federal Reserve bank system in 1912, the U.S. experienced seven major financial crises between 1819 and 1907. In some respects, some of the same issues that plague us today – fallout from excessive commodity and property speculation, war-related debt and populist dislike of government bailouts – parallel the challenges that generations past have had to deal with. Our leaders met these problems successfully, though very often not promptly.

For example, history judged President Martin Van Buren harshly for failing to take timely steps to limit economic damage from the Panic of 1837, which occurred just five weeks after he took office. The ensuing depression lasted for six years, and out of 850 banks in the United States at the time, 343 closed entirely and 62 failed partially. We hope Washington can learn from the many lessons of history and take appropriate and rapid action to revive credit markets and restore investor faith.

A need for global leadership

We believe that today's U.S. government safety nets and financial safeguards – including the Fed, deposit insurance on bank accounts, unemployment insurance, municipal bond default insurance and social security – are likely to help cushion the effects of the economic downturn that our country appears to face in the coming months. However, the scope of the current financial crisis is global, and this is a new phenomenon. It is one that we think may

Economic Snapshot		
	9-30-2008	3-31-2008
U.S. unemployment rate	6.10%	5.10%
Inflation (U.S. Consumer Price Index)	4.90%	4.00%
U.S. GDP	−0.30%	0.60%
30-year fixed mortgage rate	5.82%	5.63%
Oil price per barrel	$100.64	$101.58

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

require coordinated central bank and fiscal policy action from Brussels to Beijing to resolve. It will likely test whether we are becoming one world that can act together for the common good, or one where national trade supremacy, resource hoarding and/or parochial political interests take precedence.

For many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table to the left, the U.S. economy at Sept. 30, 2008 is not in as good a shape as it was six months earlier. The unemployment rate is higher. The economy has contracted.

We believe that the investing and economic climate will get better in time, although not right away. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Ivy Funds, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2008.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ivy Capital Appreciation Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 856.80	1.20%	$ 5.57
Class B.	1,000	851.90	2.13	9.91
Class C	1,000	854.30	1.89	8.81
Class E.	1,000	856.70	1.28	5.94
Class I	1,000	858.30	0.88	4.09
Class Y.	1,000	857.10	1.14	5.29
Based on 5% Return[2]				
Class A.	$1,000	$1,019.07	1.20%	$ 6.06
Class B.	1,000	1,014.37	2.13	10.78
Class C	1,000	1,015.57	1.89	9.57
Class E.	1,000	1,018.67	1.28	6.46
Class I	1,000	1,020.67	0.88	4.45
Class Y.	1,000	1,019.37	1.14	5.76

Ivy Core Equity Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 916.40	1.44%	$ 6.90
Class B.	1,000	912.00	2.41	11.57
Class C	1,000	911.90	2.17	10.42
Class E.	1,000	914.20	1.74	8.33
Class I	1,000	918.40	0.96	4.60
Class Y.	1,000	917.30	1.24	5.94
Based on 5% Return[2]				
Class A.	$1,000	$1,017.87	1.44%	$ 7.26
Class B.	1,000	1,012.97	2.41	12.18
Class C	1,000	1,014.17	2.17	10.98
Class E.	1,000	1,016.37	1.74	8.77
Class I	1,000	1,020.27	0.96	4.85
Class Y.	1,000	1,018.87	1.24	6.26

See footnotes on page 11.

Ivy Large Cap Growth Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 880.80	1.16%	$ 5.45
Class B.	1,000	875.60	2.41	11.35
Class C	1,000	877.50	2.05	9.67
Class E.	1,000	881.50	1.16	5.46
Class I	1,000	881.90	0.94	4.42
Class R	1,000	879.20	1.48	6.95
Class Y.	1,000	880.90	1.06	4.98
Based on 5% Return[2]				
Class A.	$1,000	$1,019.27	1.16%	$ 5.86
Class B.	1,000	1,012.97	2.41	12.18
Class C	1,000	1,014.77	2.05	10.38
Class E.	1,000	1,019.27	1.16	5.86
Class I	1,000	1,020.37	0.94	4.75
Class R	1,000	1,017.67	1.48	7.47
Class Y.	1,000	1,019.77	1.06	5.35

Ivy Mid Cap Growth Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 905.20	1.56%	$ 7.43
Class B.	1,000	899.90	2.75	13.11
Class C	1,000	902.40	2.35	11.22
Class E.	1,000	901.40	2.29	10.93
Class I	1,000	907.40	1.16	5.53
Class R	1,000	904.90	1.72	8.19
Class Y.	1,000	906.70	1.26	6.01
Based on 5% Return[2]				
Class A.	$1,000	$1,017.27	1.56%	$ 7.87
Class B.	1,000	1,011.27	2.75	13.88
Class C	1,000	1,013.27	2.35	11.88
Class E.	1,000	1,013.57	2.29	11.58
Class I	1,000	1,019.27	1.16	5.86
Class R	1,000	1,016.47	1.72	8.67
Class Y.	1,000	1,018.77	1.26	6.36

See footnotes on page 11.

Ivy Small Cap Growth Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 918.50	1.64%	$ 7.87
Class B.	1,000	913.70	2.63	12.63
Class C	1,000	914.80	2.29	11.01
Class E.	1,000	915.40	2.15	10.34
Class I	1,000	920.70	1.08	5.19
Class R	1,000	918.40	1.64	7.87
Class Y.	1,000	919.30	1.34	6.43
Based on 5% Return[2]				
Class A.	$1,000	$1,016.87	1.64%	$ 8.27
Class B.	1,000	1,011.87	2.63	13.28
Class C	1,000	1,013.57	2.29	11.58
Class E.	1,000	1,014.27	2.15	10.88
Class I	1,000	1,019.67	1.08	5.45
Class R	1,000	1,016.87	1.64	8.27
Class Y.	1,000	1,018.37	1.34	6.76

Ivy Asset Strategy Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 833.60	1.02%	$ 4.68
Class B.	1,000	829.90	1.85	8.51
Class C	1,000	830.40	1.78	8.15
Class E.	1,000	832.20	1.26	5.77
Class I	1,000	834.50	0.80	3.67
Class R**	1,000	842.90	1.30	2.03
Class Y.	1,000	833.30	1.06	4.86
Based on 5% Return[2]				
Class A.	$1,000	$1,019.97	1.02%	$ 5.15
Class B.	1,000	1,015.77	1.85	9.37
Class C	1,000	1,016.17	1.78	8.97
Class E.	1,000	1,018.77	1.26	6.36
Class I	1,000	1,021.07	0.80	4.04
Class R**	1,000	1,018.57	1.30	6.56
Class Y.	1,000	1,019.77	1.06	5.35

See footnotes on page 11.

Ivy Energy Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 823.00	1.60%	$ 7.29
Class B.	1,000	818.80	2.57	11.73
Class C	1,000	819.20	2.45	11.19
Class E***	1,000	823.30	1.44	6.56
Class I	1,000	824.30	1.36	6.20
Class Y.	1,000	822.30	1.60	7.29
Based on 5% Return[2]				
Class A.	$1,000	$1,017.07	1.60%	$ 8.07
Class B.	1,000	1,012.17	2.57	12.98
Class C	1,000	1,012.77	2.45	12.38
Class E***	1,000	1,017.87	1.44	7.26
Class I	1,000	1,018.27	1.36	6.86
Class Y.	1,000	1,017.07	1.60	8.07

Ivy Science and Technology Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 922.50	1.48%	$ 7.11
Class B.	1,000	917.80	2.49	11.99
Class C	1,000	918.70	2.27	10.94
Class E.	1,000	919.70	2.07	9.98
Class I	1,000	924.40	1.08	5.20
Class R	1,000	922.00	1.62	7.78
Class Y.	1,000	923.10	1.34	6.44
Based on 5% Return[2]				
Class A.	$1,000	$1,017.67	1.48%	$ 7.47
Class B.	1,000	1,012.57	2.49	12.58
Class C	1,000	1,013.67	2.27	11.48
Class E.	1,000	1,014.67	2.07	10.48
Class I	1,000	1,019.67	1.08	5.45
Class R	1,000	1,016.97	1.62	8.17
Class Y.	1,000	1,018.37	1.34	6.76

See footnotes on page 11.

Ivy High Income Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.............................	$1,000	$ 978.20	1.38%	$ 6.82
Class B.............................	1,000	973.00	2.47	12.23
Class C	1,000	974.00	2.23	11.05
Class E.............................	1,000	976.60	1.85	9.19
Class I	1,000	980.90	0.90	4.46
Class Y.............................	1,000	978.70	1.18	5.84
Based on 5% Return[2]				
Class A.............................	$1,000	$1,018.17	1.38%	$ 6.96
Class B.............................	1,000	1,012.67	2.47	12.48
Class C	1,000	1,013.87	2.23	11.28
Class E.............................	1,000	1,015.77	1.85	9.37
Class I	1,000	1,020.57	0.90	4.55
Class Y.............................	1,000	1,019.17	1.18	5.96

Ivy Limited-Term Bond Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.............................	$1,000	$1,002.20	1.06%	$ 5.31
Class B.............................	1,000	998.00	1.87	9.39
Class C	1,000	998.20	1.84	9.19
Class E***.........................	1,000	1,003.70	0.76	3.81
Class I	1,000	1,004.30	0.64	3.21
Class Y.............................	1,000	1,002.60	0.96	4.81
Based on 5% Return[2]				
Class A.............................	$1,000	$1,019.77	1.06%	$ 5.35
Class B.............................	1,000	1,015.67	1.87	9.47
Class C	1,000	1,015.87	1.84	9.27
Class E***.........................	1,000	1,021.27	0.76	3.84
Class I	1,000	1,021.87	0.64	3.23
Class Y.............................	1,000	1,020.27	0.96	4.85

See footnotes on page 11.

Ivy Money Market Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A............................	$1,000	$1,009.60	0.82%	$ 4.12
Class B............................	1,000	1,005.00	1.72	8.62
Class C	1,000	1,005.30	1.66	8.32
Class E............................	1,000	1,009.10	0.90	4.52
Based on 5% Return[2]				
Class A............................	$1,000	$1,020.97	0.82%	$ 4.14
Class B............................	1,000	1,016.47	1.72	8.67
Class C	1,000	1,016.77	1.66	8.37
Class E............................	1,000	1,020.57	0.90	4.55

Ivy Municipal Bond Fund Expenses

For the Six Months Ended September 30, 2008	Beginning Account Value 3-31-08	Ending Account Value 9-30-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A............................	$1,000	$ 970.40	1.32%	$ 6.50
Class B............................	1,000	966.40	2.13	10.52
Class C	1,000	966.50	2.11	10.42
Based on 5% Return[2]				
Class A............................	$1,000	$1,018.47	1.32%	$ 6.66
Class B............................	1,000	1,014.37	2.13	10.78
Class C	1,000	1,014.47	2.11	10.68

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2008, and divided by 365.

**Actual inception date of Class R shares for Ivy Asset Strategy Fund is 7-31-08 (the date on which shares were first acquired by shareholders). The calculations are based on 62 days in the period ended September 30, 2008.

***Class closed to investment.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF IVY CAPITAL APPRECIATION FUND

Portfolio Highlights

On September 30, 2008, Ivy Capital Appreciation Fund had net assets totaling $596,921 (in thousands) invested in a diversified portfolio of:

100.44%	Domestic Common Stocks
1.76%	Foreign Common Stocks
–2.20%	Cash and Cash Equivalents and Options

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



Information Technology Stocks	$27.51
Industrials Stocks	$18.36
Consumer Staples Stocks.	$12.96
Health Care Stocks	$11.39
Energy Stocks	$10.11
Financials Stocks	$ 8.57
Consumer Discretionary Stocks	$ 6.92
Miscellaneous Stocks,[1] Cash and Cash Equivalents and Options	$ 4.18

(1)Includes $5.27 Materials Stocks and $1.11 Telecommunications Services Stocks.

The Investments of Ivy Capital Appreciation Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 12.65%		
Boeing Company (The)	75	$ 4,301
General Dynamics Corporation	220	16,196
Precision Castparts Corp. (A)	265	20,877
Raytheon Company	290	15,518
Rockwell Collins, Inc.	260	12,503
Spirit AeroSystems Holdings, Inc. (B)	270	4,339
United Technologies Corporation (A)	30	1,802
		75,536
Apparel, Accessories & Luxury Goods – 1.42%		
Coach, Inc. (A)(B)	275	6,886
Under Armour, Inc., Class A (A)(B)	50	1,588
		8,474
Asset Management & Custody Banks – 1.40%		
Janus Capital Group Inc. (A)	345	8,377
Biotechnology – 8.65%		
Amgen Inc. (A)(B)	125	7,402
BioMarin Pharmaceutical Inc. (A)(B)	250	6,629
Genentech, Inc. (A)(B)	195	17,293
Gilead Sciences, Inc. (A)(B)	445	20,312
		51,636
Casinos & Gaming – 0.36%		
Las Vegas Sands, Inc. (A)(B)	60	2,167
Communications Equipment – 7.08%		
Cisco Systems, Inc. (B)	635	14,319
Nokia Corporation, Series A, ADR	330	6,155
QUALCOMM Incorporated	55	2,364
Research In Motion Limited (B)	285	19,453
		42,291
Computer Hardware – 8.53%		
Apple Inc. (A)(B)	220	25,011
Hewlett-Packard Company	560	25,894
		50,905
Construction & Engineering – 1.76%		
Fluor Corporation (A)	75	4,177
Foster Wheeler Ltd. (A)(B)	175	6,322
		10,499

See Notes to Schedule of Investments on page 16.

The Investments of Ivy Capital Appreciation Fund

September 30, 2008
(In Thousands)

(Unaudited)

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks – 3.06%		
Deere & Company (A)	290	$ 14,355
Manitowoc Company, Inc. (The)	250	3,888
		18,243
Data Processing & Outsourced Services – 2.06%		
Visa Inc., Class A (A)	200	12,278
Department Stores – 1.80%		
Kohl's Corporation (A)(B)	120	5,530
Nordstrom, Inc. (A)	180	5,187
		10,717
Fertilizers & Agricultural Chemicals – 3.95%		
Monsanto Company (A)	238	23,557
Health Care Equipment – 1.58%		
Hologic, Inc. (B)	490	9,437
Health Care Supplies – 0.63%		
DENTSPLY International Inc.	100	3,754
Household Products – 2.62%		
Colgate-Palmolive Company	50	3,768
Procter & Gamble Company (The)	170	11,847
		15,615
Hypermarkets & Super Centers – 1.41%		
Costco Wholesale Corporation (A)	130	8,440
Integrated Oil & Gas – 1.20%		
Exxon Mobil Corporation	60	4,659
Occidental Petroleum Corporation (A)	35	2,466
		7,125
Internet Software & Services – 5.37%		
Google Inc., Class A (B)	80	32,041
Investment Banking & Brokerage – 4.58%		
Charles Schwab Corporation (The) (A)	475	12,350
Goldman Sachs Group, Inc. (The) (A)	117	14,976
		27,326

See Notes to Schedule of Investments on page 16.

The Investments of Ivy Capital Appreciation Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Drilling – 2.25%		
Nabors Industries Ltd. (B)	85	$ 2,118
Transocean Inc. (A)	103	11,314
		13,432
Oil & Gas Equipment & Services – 6.29%		
Halliburton Company	95	3,077
Schlumberger Limited (A)	310	24,208
Smith International, Inc. (A)	175	10,262
		37,547
Oil & Gas Exploration & Production – 0.37%		
Ultra Petroleum Corp. (A)(B)	40	2,214
Pharmaceuticals – 0.53%		
Abbott Laboratories (A)	55	3,167
Railroads – 0.89%		
Union Pacific Corporation (A)	75	5,337
Restaurants – 3.34%		
McDonald's Corporation (A).	165	10,180
YUM! Brands, Inc.	300	9,783
		19,963
Soft Drinks – 5.73%		
Coca-Cola Company (The)	290	15,335
Hansen Natural Corporation (A)(B)	200	6,045
PepsiCo, Inc. (A).	180	12,829
		34,209
Specialized Finance – 2.59%		
CME Group Inc. (A)	40	15,440
Specialty Chemicals – 1.32%		
Albemarle Corporation	256	7,908
Systems Software – 4.47%		
Microsoft Corporation	1,000	26,680

See Notes to Schedule of Investments on page 16.

The Investments of Ivy Capital Appreciation Fund

September 30, 2008
(In Thousands)
(Unaudited)

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 3.20%		
Lorillard, Inc. (A)	140	$ 9,961
Philip Morris International Inc.	190	9,139
		19,100
Wireless Telecommunication Service – 1.11%		
NII Holdings, Inc. (A)(B)	175	6,633
TOTAL COMMON STOCKS – 102.20%		**$610,048**
(Cost: $714,762)		

CALL OPTIONS	Number of Contracts	
Google Inc., Class A,		
Dec 660, Expires 12–22–08	–*	8
Precision Castparts Corp.,		
Dec 140, Expires 12–22–08	1	6
TOTAL CALL OPTIONS – 0.00%		$ 14
(Cost: $300)		
TOTAL INVESTMENT SECURITIES – 102.20%		**$610,062**
(Cost: $715,062)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.20%)		(13,141)
NET ASSETS – 100.00%		**$596,921**

Notes to Schedule of Investments

(A) Securities serve as cover for the following written options outstanding at September 30, 2008:

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Abbott Laboratories:	1	January/65.0	$ 78	$ 65
Amgen Inc.:	–*	January/75.0	87	34
	–*	January/80.0	11	3
Apple Inc.:	1	January/175.0	199	82
BioMarin Pharmaceutical Inc.:	1	October/35.0	87	7
	1	January/35.0	79	31
Charles Schwab Corporation (The):	1	January/27.5	87	77

The Investments of Ivy Capital Appreciation Fund

September 30, 2008
(In Thousands) *(Unaudited)*

Notes to Schedule of Investments (Continued)

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
CME Group Inc.:	—*	December/410.0	$ 42	$ 86
	—*	December/420.0	103	224
	—*	December/450.0	1	2
	—*	January/410.0	163	274
	—*	January/460.0	323	373
Coach, Inc.:	1	January/40.0	137	21
Costco Wholesale Corporation:	—*	January/80.0	60	27
Deere & Company:	1	January/80.0	74	16
Fluor Corporation:	—*	October/77.5	15	1
	—*	January/85.0	19	6
	—*	January/87.5	30	12
	—*	January/92.5	30	7
Foster Wheeler Ltd.:	—*	January/60.0	48	15
	—*	January/62.5	14	5
Genentech, Inc.:	—*	December/95.0	79	143
Gilead Sciences, Inc.:	2	January/65.0	211	78
Goldman Sachs Group, Inc. (The):	—*	January/170.0	9	5
	—*	January/195.0	78	9
Hansen Natural Corporation:	1	December/35.0	370	554
	1	December/40.0	117	124
Janus Capital Group Inc.:	1	December/35.0	48	11
	1	January/30.0	101	92
Kohl's Corporation:	1	January/60.0	198	90
	1	January/70.0	44	10
Las Vegas Sands, Inc.:	—*	December/65.0	88	18
Lorillard, Inc.:	—*	January/85.0	80	82
	—*	January/90.0	56	56
McDonald's Corporation:	1	December/70.0	62	25
Monsanto Company:	1	October/140.0	73	4
	—*	January/150.0	200	66
	1	January/165.0	98	32
NII Holdings, Inc.:	—*	December/55.0	69	13
	—*	December/60.0	57	11
	—*	January/60.0	131	16
Nordstrom, Inc.:	1	January/40.0	87	42
	1	January/45.0	45	14

The Investments of Ivy Capital Appreciation Fund

September 30, 2008
(In Thousands) *(Unaudited)*

Notes to Schedule of Investments (Continued)

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Occidental Petroleum Corporation:	—*	November/90.0	$ 69	$ 21
	—*	January/110.0	15	4
PepsiCo, Inc.:	—*	January/80.0	33	26
Precision Castparts Corp.:	—*	December/120.0	105	10
Schlumberger Limited:	1	January/110.0	277	124
	1	January/120.0	172	26
Smith International, Inc.:	—*	January/85.0	62	24
	1	January/90.0	156	25
Transocean Inc.:	—*	January/155.0	17	6
	—*	January/160.0	29	13
Ultra Petroleum Corp.:	—*	December/90.0	38	8
Under Armour, Inc.:	—*	October/35.0	22	15
Union Pacific Corporation:	—*	January/92.5	64	25
United Technologies Corporation:	—*	January/75.0	18	10
Visa Inc.:	1	January/90.0	122	33
			$5,187	$3,233

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
Apple Inc.:	—*	January/115.0	$ 152	$ 731
BioMarin Pharmaceutical Inc.:	1	January/100.0	75	87
Coach, Inc.:	1	January/22.5	68	148
Costco Wholesale Corporation:	—*	January/50.0	14	16
	—*	January/55.0	63	59
Deere & Company:	1	December/55.0	104	514
	1	January/52.5	90	432
	1	January/55.0	132	546
Fluor Corporation:	—*	October/75.0	104	966
	—*	January/50.0	23	65
General Dynamics Corporation:	1	January/75.0	53	304
Gilead Sciences, Inc.:	—*	January/42.5	40	124
	1	January/45.0	85	252
Goldman Sachs Group, Inc. (The):	—*	October/125.0	52	139
	—*	October/140.0	54	223
	—*	January/115.0	75	183

(In Thousands) *(Unaudited)*

Notes to Schedule of Investments (Continued)

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
Google Inc.:	–*	December/400.0	$ 102	$ 344
	–*	January/380.0	62	103
Halliburton Company:	1	January/35.0	94	452
Hansen Natural Corporation:	1	December/22.5	492	514
Janus Capital Group Inc.:	1	January/17.5	47	76
	1	January/20.0	81	160
Lorillard, Inc.:	–*	December/60.0	67	109
Monsanto Company:	–*	October/85.0	85	85
	1	October/95.0	179	291
	–*	October/100.0	35	102
	–*	January/85.0	42	86
Nike, Inc.:	1	January/50.0	90	44
Occidental Petroleum Corporation:	–*	November/65.0	56	117
Precision Castparts Corp.:	1	December/70.0	113	255
	–*	December/75.0	37	149
Research In Motion Limited:	1	December/85.0	172	1,085
	1	December/90.0	258	1,295
Schlumberger Limited:	1	November/80.0	160	479
	1	January/75.0	181	409
Smith International, Inc.:	–*	October/60.0	32	155
	–*	January/50.0	41	109
	–*	January/60.0	90	261
Transocean Inc.:	–*	November/105.0	39	118
	–*	November/115.0	117	350
	–*	January/105.0	66	182
Ultra Petroleum Corp.:	–*	December/55.0	16	44
Under Armour, Inc.:	–*	October/25.0	2	1
Union Pacific Corporation:	1	November/65.0	51	128
Visa Inc.:	–*	December/55.0	73	151
	–*	January/50.0	44	93
YUM! Brands, Inc.:	–*	January/30.0	28	39
			$4,136	$12,575

*Not shown due to rounding as amount is less than 500.

(B)No dividends were paid during the preceding 12 months.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY CAPITAL APPRECIATION FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $715,062)	$610,062
Receivables:	
Investment securities sold	14,930
Fund shares sold	1,673
Dividends and interest	675
Prepaid and other assets	132
Total assets	627,472

LIABILITIES

Outstanding written options at market (premium received – $9,323)	15,808
Payable for investment securities purchased	10,425
Due to custodian	3,092
Payable to Fund shareholders	1,017
Accrued shareholder servicing	179
Accrued accounting services fee	14
Accrued management fee	11
Accrued distribution and service fees	5
Total liabilities	30,551
Total net assets	$596,921

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 724
Additional paid-in capital	769,623
Accumulated loss:	
Accumulated net investment loss	(598)
Accumulated net realized loss on investment transactions	(61,343)
Net unrealized depreciation in value of investments	(111,485)
Net assets applicable to outstanding units of capital	$596,921
Net asset value per share (net assets divided by shares outstanding):	
Class A	$8.32
Class B	$7.71
Class C	$7.74
Class E	$8.31
Class I	$8.36
Class Y	$8.34
Capital shares outstanding:	
Class A	37,958
Class B	1,170
Class C	8,856
Class E	264
Class I	18,603
Class Y	5,507
Capital shares authorized	300,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY CAPITAL APPRECIATION FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income:	
Dividends (net of foreign withholding taxes of $64)	$ 3,429
Interest and amortization.	315
Total income.	3,744
Expenses:	
Investment management fee.	2,308
Distribution and service fees:	
Class A	496
Class B	58
Class C	411
Class E	3
Class Y	73
Shareholder servicing:	
Class A	470
Class B	23
Class C	101
Class E	9
Class I	124
Class Y	49
Accounting services fee	94
Custodian fees.	20
Audit fees.	11
Legal fees	5
Other	82
Total	4,337
Less expenses in excess of limit	(6)
Total expenses.	4,331
Net investment loss	(587)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized net loss on securities.	(25,628)
Realized net gain on written options.	7,569
Realized net loss on investments	(18,059)
Unrealized depreciation in value of securities during the period	(87,784)
Unrealized depreciation in value of written options during the period	(6,484)
Unrealized depreciation in value of investments during the period	(94,268)
Net loss on investments.	(112,327)
Net decrease in net assets resulting from operations	$(112,914)

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CAPITAL APPRECIATION FUND
(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (587)	$ (533)
Realized net loss on investments	(18,059)	(38,841)
Unrealized depreciation.	(94,268)	(25,582)
Net decrease in net assets resulting from operations.	(112,914)	(64,956)
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(3,693)
Class B	(—)	(35)
Class C	(—)	(272)
Class E	(—)	(22)
Class I	(—)	(138)
Class Y	(—)	(566)
	(—)	(4,726)
Capital share transactions	152,520	543,587
Total increase	39,606	473,905
NET ASSETS		
Beginning of period.	557,315	83,410
End of period.	$596,921	$557,315
Accumulated net investment loss	$ (598)	$ (11)

(1) See "Financial Highlights" on pages 23 - 28.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$9.71	$10.09	$ 9.16	$7.99	$7.52	$5.73
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)[2]	(0.00)[2]	0.00[2]	(0.03)[2]	(0.02)	(0.06)
Net realized and unrealized gain (loss) on investments	(1.38)[2]	(0.27)[2]	0.93[2]	1.20[2]	0.49	1.85
Total from investment operations	(1.39)	(0.27)	0.93	1.17	0.47	1.79
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.11)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.11)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.32	$ 9.71	$10.09	$9.16	$7.99	$7.52
Total return[3]	−14.32%	−2.83%	10.15%	14.64%	6.25%	31.24%
Net assets, end of period (in millions).	$316	$393	$58	$36	$11	$6
Ratio of expenses to average net assets including expense waiver	1.20%[4]	1.15%	1.35%	1.30%	1.19%	1.47%
Ratio of net investment income (loss) to average net assets including expense waiver	−0.16%[4]	−0.01%	0.05%	−0.29%	0.03%	−1.05%
Ratio of expenses to average net assets excluding expense waiver	1.20%[4][5]	1.15%[5]	1.40%	1.55%	1.84%	2.12%
Ratio of net investment income (loss) to average net assets excluding waiver	−0.16%[4][5]	−0.01%[5]	0.00%	−0.54%	−0.62%	−1.70%
Portfolio turnover rate	29%	81%	95%	60%	62%	115%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$9.05	$9.43	$8.65	$7.62	$7.26	$5.58
Income (loss) from investment operations:						
Net investment loss	(0.05)[2]	(0.10)[2]	(0.09)[2]	(0.11)[2]	(0.01)	(0.09)
Net realized and unrealized gain (loss) on investments	(1.29)[2]	(0.25)[2]	0.87[2]	1.14[2]	0.37	1.77
Total from investment operations	(1.34)	(0.35)	0.78	1.03	0.36	1.68
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$7.71	$9.05	$9.43	$8.65	$7.62	$7.26
Total return	−14.81%	−3.76%	9.02%	13.52%	4.96%	30.11%
Net assets, end of period (in millions).	$9	$12	$4	$2	$1	$1
Ratio of expenses to average net assets including expense waiver	2.13%[3]	2.13%	2.47%	2.31%	2.03%	2.28%
Ratio of net investment loss to average net assets including expense waiver . . .	−1.09%[3]	−0.99%	−1.07%	−1.30%	−0.81%	−1.87%
Ratio of expenses to average net assets excluding expense waiver	2.13%[3][4]	2.13%[4]	2.51%	2.56%	2.68%	2.93%
Ratio of net investment loss to average net assets excluding expense waiver . . .	−1.09%[3][4]	−0.99%[4]	−1.11%	−1.55%	−1.46%	−2.52%
Portfolio turnover rate	29%	81%	95%	60%	62%	115%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$9.06	$9.45	$8.64	$7.60	$7.24	$5.57
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)[2]	(0.08)[2]	(0.07)[2]	(0.09)[2]	0.03	(0.11)
Net realized and unrealized gain (loss) on investments	(1.28)[2]	(0.28)[2]	0.88[2]	1.13[2]	0.33	1.78
Total from investment operations	(1.32)	(0.36)	0.81	1.04	0.36	1.67
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$7.74	$9.06	$9.45	$8.64	$7.60	$7.24
Total return	−14.57%	−3.82%	9.38%	13.68%	4.97%	29.98%
Net assets, end of period (in millions).	$68	$80	$11	$7	$2	$1
Ratio of expenses to average net assets including expense waiver	1.89%[3]	1.89%	2.14%	2.07%	2.15%	2.46%
Ratio of net investment loss to average net assets including expense waiver . . .	−0.86%[3]	−0.77%	−0.75%	−1.05%	−0.96%	−2.05%
Ratio of expenses to average net assets excluding expense waiver	1.89%[3][4]	1.89%[4]	2.18%	2.32%	2.80%	3.11%
Ratio of net investment loss to average net assets excluding expense waiver . . .	−0.86%[3][4]	−0.77%[4]	−0.79%	−1.30%	−1.61%	−2.70%
Portfolio turnover rate	29%	81%	95%	60%	62%	115%

(1) Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

Class E Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$9.70	$10.12
Loss from investment operations:		
Net investment loss.	(0.01)[2]	(0.03)[2]
Net realized and unrealized loss on investments	(1.38)[2]	(0.30)[2]
Total from investment operations	(1.39)	(0.33)
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.09)
Total distributions	(0.00)	(0.09)
Net asset value, end of period	$8.31	$ 9.70
Total return[3]	−14.33%	−3.40%
Net assets, end of period (in millions)	$2	$2
Ratio of expenses to average net assets including expense waiver	1.28%[4]	1.35%[4]
Ratio of net investment loss to average net assets including expense waiver	−0.25%[4]	−0.28%[4]
Ratio of expenses to average net assets excluding expense waiver.	1.75%[4]	1.73%[4]
Ratio of net investment loss to average net assets excluding expense waiver	−0.72%[4]	−0.66%[4]
Portfolio turnover rate.	29%	81%[5]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$9.74	$10.14
Income (loss) from investment operations:		
Net investment income	0.01[2]	0.02[2]
Net realized and unrealized loss on investments	(1.39)[2]	(0.29)[2]
Total from investment operations	(1.38)	(0.27)
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.13)
Total distributions	(0.00)	(0.13)
Net asset value, end of period	$8.36	$ 9.74
Total return	−14.17%	−2.83%
Net assets, end of period (in millions)	$155	$12
Ratio of expenses to average net assets	0.88%[3]	0.86%[3]
Ratio of net investment income to average net assets	0.23%[3]	0.23%[3]
Portfolio turnover rate	29%	81%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,			For the period from 9-15-04[2] to 3-31-05
		2008	**2007**	**2006**	
Net asset value, beginning of period	$9.73	$10.10	$ 9.16	$7.99	$7.33
Income (loss) from investment operations:					
Net investment income (loss)	(0.01)[3]	0.00[3]	0.01[3]	(0.02)[3]	0.03
Net realized and unrealized gain (loss) on investments.	(1.38)[3]	(0.26)[3]	0.93[3]	1.19[3]	0.63
Total from investment operations	(1.39)	(0.26)	0.94	1.17	0.66
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.11)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.11)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.34	$ 9.73	$10.10	$9.16	$7.99
Total return	−14.29%	−2.83%	10.37%	14.64%	9.00%
Net assets, end of period (in thousands)	$46,908	$58,005	$10,049	$798	$108
Ratio of expenses to average net assets including expense waiver	1.14%[4]	1.14%	1.27%	1.20%	1.11%[4]
Ratio of net investment income (loss) to average net assets including expense waiver . . .	−0.11%[4]	−0.00%	0.16%	−0.23%	0.47%[4]
Ratio of expenses to average net assets excluding expense waiver	1.14%[4][5]	1.14%[5]	1.31%	1.45%	1.76%[4]
Ratio of net investment income (loss) to average net assets excluding expense waiver. . .	−0.11%[4][5]	−0.00%[5]	0.12%	−0.48%	−0.18%[4]
Portfolio turnover rate	29%	81%	95%	60%	62%[6]

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Based on average weekly shares outstanding.
(4)Annualized.
(5)There was no waiver of expenses during the period.
(6)For the 12 months ended March 31, 2005.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY CORE EQUITY FUND

Portfolio Highlights

On September 30, 2008, Ivy Core Equity Fund had net assets totaling $205,448 (in thousands) invested in a diversified portfolio of:

86.12%	Domestic Common Stocks
10.33%	Cash and Cash Equivalents
3.55%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



Information Technology Stocks	$16.20
Consumer Staples Stocks.	$15.32
Health Care Stocks	$14.36
Industrials Stocks	$14.24
Financials Stocks	$14.13
Cash and Cash Equivalents	$10.33
Energy Stocks	$ 9.19
Consumer Discretionary Stocks	$ 3.35
Miscellaneous Stocks[1]	$ 2.88

(1)Includes $2.06 Materials Stocks and $0.82 Utilities Stocks.

The Investments of Ivy Core Equity Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 7.87%		
General Dynamics Corporation	63	$ 4,660
Lockheed Martin Corporation	55	6,010
Raytheon Company	103	5,496
		16,166
Auto Parts & Equipment – 0.51%		
BorgWarner Inc.	32	1,042
Biotechnology – 2.04%		
Amgen Inc. (A)	71	4,193
Brewers – 1.97%		
Molson Coors Brewing Company, Class B	86	4,034
Communications Equipment – 2.96%		
QUALCOMM Incorporated	96	4,113
Telefonaktiebolaget LM Ericsson, ADR	206	1,955
		6,068
Computer Hardware – 8.03%		
Apple Inc. (A)	56	6,412
Hewlett-Packard Company	218	10,089
		16,501
Construction & Farm Machinery & Heavy Trucks – 2.59%		
Deere & Company	108	5,322
Consumer Finance – 3.45%		
American Express Company	47	1,654
Capital One Financial Corporation	107	5,442
		7,096
Data Processing & Outsourced Services – 0.46%		
Visa Inc., Class A	15	946
Diversified Banks – 0.63%		
Wells Fargo & Company	34	1,284
Fertilizers & Agricultural Chemicals – 1.59%		
Monsanto Company	33	3,256

See Notes to Schedule of Investments on page 33.

The Investments of Ivy Core Equity Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Food Retail – 1.09%		
Kroger Co. (The)	82	$ 2,245
Health Care Equipment – 6.15%		
Baxter International Inc.	55	3,629
Becton, Dickinson and Company	45	3,636
Medtronic, Inc.	107	5,371
		12,636
Home Entertainment Software – 3.38%		
Activision Blizzard, Inc. (A).	335	5,162
Nintendo Co., Ltd. (B).	4	1,782
		6,944
Home Improvement Retail – 1.55%		
Home Depot, Inc. (The)	104	2,690
Sherwin-Williams Company (The)	9	503
		3,193
Hypermarkets & Super Centers – 2.10%		
Costco Wholesale Corporation	66	4,311
Independent Power Producers & Energy Traders – 0.82%		
NRG Energy, Inc. (A)	68	1,693
Industrial Gases – 0.47%		
Air Products and Chemicals, Inc.	14	970
Integrated Oil & Gas – 3.70%		
Exxon Mobil Corporation	98	7,594
Investment Banking & Brokerage – 4.30%		
Charles Schwab Corporation (The)	340	8,832
Life Sciences Tools & Services – 1.75%		
Thermo Fisher Scientific Inc. (A)	66	3,602

See Notes to Schedule of Investments on page 33.

The Investments of Ivy Core Equity Fund

September 30, 2008
(In Thousands) *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Equipment & Services – 4.81%		
National Oilwell Varco, Inc. (A)	43	$ 2,140
Schlumberger Limited	45	3,520
Smith International, Inc.	56	3,307
Weatherford International Ltd. (A)	36	915
		9,882
Oil & Gas Exploration & Production – 0.68%		
XTO Energy Inc.	30	1,405
Other Diversified Financial Services – 5.75%		
Bank of America Corporation	105	3,675
J.P. Morgan Chase & Co.	174	8,140
		11,815
Packaged Foods & Meats – 1.28%		
General Mills, Inc.	38	2,632
Pharmaceuticals – 4.42%		
Abbott Laboratories	59	3,380
Novartis AG, Registered Shares (B)	68	3,559
Schering-Plough Corporation	116	2,144
		9,083
Railroads – 3.78%		
Union Pacific Corporation	109	7,778
Restaurants – 1.29%		
YUM! Brands, Inc.	81	2,641
Semiconductor Equipment – 1.37%		
Applied Materials, Inc.	186	2,819
Soft Drinks – 4.15%		
Coca-Cola Company (The)	161	8,530
Tobacco – 4.73%		
Lorillard, Inc.	71	5,059
Philip Morris International Inc.	97	4,661
		9,720
TOTAL COMMON STOCKS – 89.67%		**$184,233**

(Cost: $167,390)

See Notes to Schedule of Investments on page 33.

The Investments of Ivy Core Equity Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper		
Avon Capital Corp. (Avon Products, Inc.),		
2.200%, 10–3–08 . . .	$4,000	$ 3,999
Diageo Capital plc (Diageo plc),		
6.000%, 10–1–08 . . .	9,487	9,487
E.I. du Pont de Nemours and Company,		
2.100%, 10–20–08 . . .	3,000	2,997
Merck & Co., Inc.,		
2.100%, 10–15–08 . . .	2,000	1,998
TOTAL SHORT-TERM SECURITIES – 9.00%		**$ 18,481**
(Cost: $18,481)		
TOTAL INVESTMENT SECURITIES – 98.67%		**$202,714**
(Cost: $185,871)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.33%		**2,734**
NET ASSETS – 100.00%		**$205,448**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

Securities with an aggregate market value of $5,341, representing 2.60% of net assets, have been valued in good faith by the Valuation Committee subject to the supervision of the Board of Directors.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY CORE EQUITY FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $185,871)	$202,714
Receivables:	
Investment securities sold	3,473
Fund shares sold	459
Dividends and interest	327
Prepaid and other assets	42
Total assets	207,015

LIABILITIES

Payable for investment securities purchased	750
Payable to Fund shareholders	611
Accrued shareholder servicing	80
Due to custodian	19
Accrued accounting services fee	8
Accrued management fee	4
Accrued distribution and service fees	4
Other	91
Total liabilities	1,567
Total net assets	$205,448

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 250
Additional paid-in capital	194,221
Accumulated undistributed income (loss):	
Accumulated net investment loss	(627)
Accumulated net realized loss on investment transactions	(5,245)
Net unrealized appreciation in value of investments	16,849
Net assets applicable to outstanding units of capital	$205,448
Net asset value per share (net assets divided by shares outstanding):	
Class A	$8.55
Class B	$7.88
Class C	$7.97
Class E	$8.53
Class I	$9.12
Class Y	$8.99
Capital shares outstanding:	
Class A	9,513
Class B	852
Class C	14,317
Class E	77
Class I	28
Class Y	261
Capital shares authorized	300,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY CORE EQUITY FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income:

Dividends (net of foreign withholding taxes of $3)	$ 1,524
Interest and amortization	147
Total income	1,671

Expenses:

Distribution and service fees:

Class A	114
Class B	42
Class C	666
Class E	1
Class Y	3
Investment management fee	826

Shareholder servicing:

Class A	142
Class B	21
Class C	203
Class E	3
Class I	—*
Class Y	2
Accounting services fee	47
Audit fees	14
Custodian fees	6
Legal fees	1
Other	132
Total	2,223
Less expenses in excess of limit	(1)
Total expenses	2,222
Net investment loss	(551)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized net gain on securities	8,241
Realized net loss on foreign currency transactions	(4)
Realized net gain on investments	8,237
Unrealized depreciation in value of investments during the period	(26,769)
Net loss on investments	(18,532)
Net decrease in net assets resulting from operations	$(19,083)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CORE EQUITY FUND
(In Thousands) *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (551)	$ (254)
Realized net gain (loss) on investments	8,237	(264)
Unrealized appreciation (depreciation)	(26,769)	4,552
Net increase (decrease) in net assets resulting from operations	(19,083)	4,034
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(8,361)
Class B	(—)	(890)
Class C	(—)	(13,130)
Class E	(—)	(33)
Class I	(—)	(20)
Class Y	(—)	(190)
	(—)	(22,624)
Capital share transactions	(10,457)	(1,975)
Total decrease	(29,540)	(20,565)
NET ASSETS		
Beginning of period.	234,988	255,553
End of period.	$205,448	$234,988
Accumulated net investment loss	$ (627)	$ (72)

(1)See "Financial Highlights" on pages 37 - 42.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$9.33	$10.03	$10.24	$ 9.03	$8.08	$6.63
Income (loss) from investment operations:						
Net investment income (loss)	(0.00)	0.01	(0.00)	(0.00)	0.02	0.01
Net realized and unrealized gain (loss) on investments	(0.78)	0.25	0.88	1.21	0.93	1.44
Total from investment operations	(0.78)	0.26	0.88	1.21	0.95	1.45
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.96)	(1.09)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.96)	(1.09)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.55	$ 9.33	$10.03	$10.24	$9.03	$8.08
Total return[1]	−8.36%	1.52%	8.54%	13.40%	11.76%	21.87%
Net assets, end of period (in millions).	$81	$88	$83	$74	$65	$75
Ratio of expenses to average net assets	1.44%[2]	1.35%	1.37%	1.42%	1.50%	1.46%
Ratio of net investment income (loss) to average net assets	−0.01%[2]	0.36%	0.21%	−0.03%	0.07%	0.24%
Portfolio turnover rate	45%	81%	114%	79%	42%	59%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$8.64	$9.34	$9.70	$8.63	$7.78	$6.45
Income (loss) from investment operations:						
Net investment loss	(0.08)	(0.06)	(0.07)	(0.10)	(0.07)	(0.05)
Net realized and unrealized gain (loss) on investments	(0.68)	0.22	0.80	1.17	0.92	1.38
Total from investment operations	(0.76)	0.16	0.73	1.07	0.85	1.33
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.86)	(1.09)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.86)	(1.09)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$7.88	$8.64	$9.34	$9.70	$8.63	$7.78
Total return	−8.80%	0.65%	7.45%	12.40%	10.93%	20.62%
Net assets, end of period (in millions).	$7	$9	$11	$11	$12	$12
Ratio of expenses to average net assets	2.41%[1]	2.27%	2.29%	2.32%	2.36%	2.42%
Ratio of net investment loss to average net assets	−0.99%[1]	−0.51%	−0.71%	−0.94%	−0.77%	−0.66%
Portfolio turnover rate	45%	81%	114%	79%	42%	59%

(1)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$8.74	$9.44	$9.77	$8.68	$7.82	$6.48
Income (loss) from investment operations:						
Net investment loss	(0.05)	(0.05)	(0.06)	(0.09)	(0.06)	(0.04)
Net realized and unrealized gain (loss) on investments.	(0.72)	0.22	0.82	1.18	0.92	1.38
Total from investment operations	(0.77)	0.17	0.76	1.09	0.86	1.34
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.87)	(1.09)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.87)	(1.09)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$7.97	$8.74	$9.44	$9.77	$8.68	$7.82
Total return	−8.81%	0.78%	7.71%	12.56%	11.00%	20.68%
Net assets, end of period (in millions).	$114	$135	$159	$173	$183	$200
Ratio of expenses to average net assets	2.17%[1]	2.11%	2.13%	2.17%	2.22%	2.27%
Ratio of net investment loss to average net assets	−0.76%[1]	−0.34%	−0.55%	−0.79%	−0.63%	−0.45%
Portfolio turnover rate	45%	81%	114%	79%	42%	59%

[1]Annualized.

Financial Highlights

IVY CORE EQUITY FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$9.33	$10.05
Income (loss) from investment operations:		
Net investment loss.	(0.01)[2]	(0.03)[2]
Net realized and unrealized gain (loss)		
on investments.	(0.79)[2]	0.26[2]
Total from investment operations	(0.80)	0.23
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.95)
Total distributions	(0.00)	(0.95)
Net asset value, end of period	$8.53	$ 9.33
Total return[3]	−8.58%	1.22%
Net assets, end of period (in thousands)	$659	$592
Ratio of expenses to average net assets		
including expense waiver	1.74%[4]	1.80%[4]
Ratio of net investment loss to average net		
assets including expense waiver	−0.30%[4]	−0.43%[4]
Ratio of expenses to average net assets		
excluding expense waiver.	2.07%[4]	1.80%[4][5]
Ratio of net investment loss to average net		
assets excluding expense waiver	−0.63%[4]	−0.43%[4][5]
Portfolio turnover rate.	45%	81%[6]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver of expenses during the period.
(6)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND

Class I Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$9.93	$10.52
Income (loss) from investment operations:		
Net investment income (loss)	0.02[2]	0.10
Net realized and unrealized gain (loss)		
on investments.	(0.83)[2]	0.30
Total from investment operations	(0.81)	0.40
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.99)
Total distributions	(0.00)	(0.99)
Net asset value, end of period	$9.12	$ 9.93
Total return	−8.16%	2.80%
Net assets, end of period (in thousands)	$255	$225
Ratio of expenses to average net assets.	0.96%[3]	0.99%[3]
Ratio of net investment income		
to average net assets	0.45%[3]	0.72%[3]
Portfolio turnover rate.	45%	81%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$9.80	$10.49	$10.65	$ 9.38	$8.37	$6.86
Income (loss) from investment operations:						
Net investment income	0.01[1]	0.06[1]	0.04[1]	0.09	0.25	0.05
Net realized and unrealized gain (loss) on investments.	(0.82)[1]	0.22[1]	0.89[1]	1.18	0.76	1.46
Total from investment operations	(0.81)	0.28	0.93	1.27	1.01	1.51
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.97)	(1.09)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.97)	(1.09)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.99	$ 9.80	$10.49	$10.65	$9.38	$8.37
Total return	−8.27%	1.67%	8.69%	13.54%	12.07%	22.01%
Net assets, end of period (in millions).	$3	$2	$3	$2	$2	$2
Ratio of expenses to average net assets	1.24%[2]	1.22%	1.21%	1.22%	1.24%	1.26%
Ratio of net investment income to average net assets	0.18%[2]	0.60%	0.35%	0.16%	0.34%	0.61%
Portfolio turnover rate	45%	81%	114%	79%	42%	59%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY LARGE CAP GROWTH FUND

Portfolio Highlights

On September 30, 2008, Ivy Large Cap Growth Fund had net assets totaling $543,000 (in thousands) invested in a diversified portfolio of:

94.65%	Domestic Common Stocks
5.35%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:

Sector Weightings



■	Information Technology Stocks	$21.69
■	Health Care Stocks	$19.51
■	Consumer Staples Stocks.	$14.18
■	Industrials Stocks	$10.57
■	Energy Stocks	$ 8.71
■	Financials Stocks	$ 8.59
■	Consumer Discretionary Stocks	$ 6.10
■	Cash and Cash Equivalents	$ 5.35
□	Materials Stocks	$ 5.30

The Investments of Ivy Large Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.71%		
General Dynamics Corporation	162	$ 11,927
Lockheed Martin Corporation	23	2,544
Raytheon Company	211	11,312
United Technologies Corporation	87	5,237
		31,020
Application Software – 1.00%		
Adobe Systems Incorporated (A)	137	5,422
Asset Management & Custody Banks – 0.41%		
T. Rowe Price Group, Inc.	39	2,235
Biotechnology – 7.31%		
Genentech, Inc. (A)	171	15,164
Gilead Sciences, Inc. (A)	537	24,507
		39,671
Casinos & Gaming – 0.31%		
Wynn Resorts, Limited	20	1,665
Communications Equipment – 7.10%		
Cisco Systems, Inc. (A)	351	7,909
QUALCOMM Incorporated	545	23,439
Research In Motion Limited (A)	106	7,208
		38,556
Computer Hardware – 7.33%		
Apple Inc. (A)	171	19,395
Hewlett-Packard Company	441	20,410
		39,805
Construction & Farm Machinery & Heavy Trucks – 2.07%		
Deere & Company	227	11,246
Data Processing & Outsourced Services – 1.36%		
MasterCard Incorporated, Class A	32	5,692
Visa Inc., Class A	28	1,695
		7,387

See Notes to Schedule of Investments on page 47.

The Investments of Ivy Large Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Department Stores – 0.78%		
Kohl's Corporation (A)	92	$ 4,249
Diversified Banks – 2.81%		
Wells Fargo & Company	407	15,275
Electrical Components & Equipment – 2.79%		
Emerson Electric Co...................................	371	15,141
Fertilizers & Agricultural Chemicals – 3.97%		
Monsanto Company	218	21,558
Health Care Equipment – 2.66%		
Baxter International Inc.	221	14,472
Health Care Supplies – 2.92%		
Alcon, Inc.	98	15,844
Home Entertainment Software – 1.13%		
Activision Blizzard, Inc. (A)............................	398	6,126
Household Products – 5.20%		
Colgate-Palmolive Company	375	28,241
Hypermarkets & Super Centers – 4.12%		
Wal-Mart Stores, Inc...................................	373	22,357
Industrial Gases – 1.33%		
Praxair, Inc.	101	7,253
Internet Software & Services – 1.53%		
Google Inc., Class A (A)...............................	21	8,291
Investment Banking & Brokerage – 1.75%		
Goldman Sachs Group, Inc. (The)	74	9,482

See Notes to Schedule of Investments on page 47.

The Investments of Ivy Large Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Life & Health Insurance – 1.46%		
Aflac Incorporated	135	$ 7,925
Life Sciences Tools & Services – 1.50%		
Thermo Fisher Scientific Inc. (A)	148	8,162
Oil & Gas Equipment & Services – 8.71%		
Schlumberger Limited	228	17,820
Smith International, Inc.	373	21,868
Weatherford International Ltd. (A)	303	7,613
		47,301
Other Diversified Financial Services – 1.02%		
J.P. Morgan Chase & Co.	119	5,539
Pharmaceuticals – 5.12%		
Abbott Laboratories	483	27,782
Restaurants – 5.01%		
McDonald's Corporation	297	18,319
YUM! Brands, Inc.	273	8,899
		27,218
Semiconductors – 2.24%		
Microchip Technology Incorporated	414	12,171
Soft Drinks – 4.86%		
Coca-Cola Company (The)	270	14,277
PepsiCo, Inc.	170	12,102
		26,379
Specialized Finance – 1.14%		
CME Group Inc.	16	6,193
TOTAL COMMON STOCKS – 94.65%		**$513,966**

(Cost: $509,607)

See Notes to Schedule of Investments on page 47.

The Investments of Ivy Large Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.22%		
Automatic Data Processing Inc.,		
2.000%, 10–1–08	$ 419	$ 419
Danaher Corporation,		
1.800%, 10–3–08	4,610	4,610
IBM International Group Capital LLC (International		
Business Machines Corporation),		
2.280%, 10–2–08	3,000	3,000
Johnson & Johnson,		
2.030%, 11–4–08	4,000	3,992
		12,021
United States Government Obligations – 1.54%		
United States Treasury Bills:		
0.150%, 10–9–08	5,360	5,360
0.320%, 10–30–08	3,000	2,999
		8,359
TOTAL SHORT-TERM SECURITIES – 3.76%		**$ 20,380**
(Cost: $20,380)		
TOTAL INVESTMENT SECURITIES – 98.41%		**$534,346**
(Cost: $529,987)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.59%		**8,654**
NET ASSETS – 100.00%		**$543,000**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

    See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY LARGE CAP GROWTH FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $529,987)	$534,346
Receivables:	
Fund shares sold	8,113
Investment securities sold	4,296
Dividends and interest	451
Prepaid and other assets	347
Total assets	547,553

LIABILITIES

Payable for investment securities purchased	2,762
Payable to Fund shareholders	1,106
Due to custodian	523
Accrued shareholder servicing	136
Accrued accounting services fee	12
Accrued management fee	10
Accrued distribution and service fees	4
Total liabilities	4,553
Total net assets	$543,000

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 469
Additional paid-in capital	565,252
Accumulated undistributed income (loss):	
Accumulated net investment loss	(3)
Accumulated net realized loss on investment transactions	(27,077)
Net unrealized appreciation in value of investments	4,359
Net assets applicable to outstanding units of capital	$543,000
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.60
Class B	$10.49
Class C	$10.82
Class E	$11.60
Class I	$11.87
Class R	$11.50
Class Y	$11.76
Capital shares outstanding:	
Class A	30,028
Class B	969
Class C	3,510
Class E	51
Class I	4,784
Class R	250
Class Y	7,326
Capital shares authorized	255,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY LARGE CAP GROWTH FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income:

Dividends (net of foreign withholding taxes of $41)	$ 2,770
Interest and amortization.	275
Total income	3,045

Expenses:

Investment management fee	1,707
Distribution and service fees:	
Class A	392
Class B	63
Class C	193
Class E	1
Class R	5
Class Y	135
Shareholder servicing:	
Class A	426
Class B	33
Class C	49
Class E	2
Class I	13
Class R	2
Class Y	82
Accounting services fee	72
Custodian fees.	16
Audit fees.	14
Legal fees	3
Other	166
Total	3,374
Less expenses in excess of limit	(359)
Total expenses.	3,015
Net investment income	30

**REALIZED AND UNREALIZED LOSS
ON INVESTMENTS**

Realized net loss on investments.	(16,224)
Unrealized depreciation in value of investments during the period	(56,176)
Net loss on investments	(72,400)
Net decrease in net assets resulting from operations	$(72,370)

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LARGE CAP GROWTH FUND

(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE IN NET ASSETS		
Operations:		
Net investment income (loss)	$ 30	$ (754)
Realized net gain (loss) on investments	(16,224)	1,641
Unrealized appreciation (depreciation)	(56,176)	13,352
Net increase (decrease) in net assets resulting from operations	(72,370)	14,239
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(2,520)
Class B	(—)	(133)
Class C	(—)	(253)
Class E	(—)	(2)
Class I	(—)	(11)
Class R	(—)	(3)
Class Y	(—)	(904)
	(—)	(3,826)
Capital share transactions	178,853	174,385
Total increase	106,483	184,798
NET ASSETS		
Beginning of period	436,517	251,719
End of period	$543,000	$436,517
Accumulated net investment loss	$ (3)	$ (33)

(1)See "Financial Highlights" on pages 51 - 57.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period.........	$13.17	$11.82	$11.61	$ 9.54	$9.27	$7.24
Income (loss) from investment operations:						
Net investment income (loss)	0.01[1]	(0.02)[1]	(0.03)	(0.06)	(0.03)	(0.04)
Net realized and unrealized gain (loss) on investments	(1.58)[1]	1.49[1]	0.24	2.13	0.30	2.07
Total from investment operations................	(1.57)	1.47	0.21	2.07	0.27	2.03
Less distributions from:						
Net investment income......	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period..............	$11.60	$13.17	$11.82	$11.61	$9.54	$9.27
Total return[2]	−11.92%	12.32%	1.81%	21.70%	2.91%	28.04%
Net assets, end of period (in millions)...............	$349	$278	$162	$157	$82	$76
Ratio of expenses to average net assets including expense waiver	1.16%[3]	1.15%	1.20%	1.41%	1.50%	1.55%
Ratio of net investment income (loss) to average net assets including expense waiver	0.09%[3]	−0.13%	−0.25%	−0.62%	−0.31%	−0.89%
Ratio of expenses to average net assets excluding expense waiver	1.35%[3]	1.29%	1.39%	1.41%[4]	1.52%	1.55%[4]
Ratio of net investment loss to average net assets excluding expense waiver	−0.10%[3]	−0.27%	−0.44%	−0.62%[4]	−0.33%	−0.89%[4]
Portfolio turnover rate	33%	79%	93%	79%	131%	162%

(1) Based on average weekly shares outstanding.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period . . .	$11.98	$10.89	$10.83	$ 8.99	$8.83	$6.99
Income (loss) from investment operations:						
Net investment loss . . .	(0.07)[1]	(0.16)	(0.12)	(0.14)	(0.05)	(0.13)
Net realized and unrealized gain (loss) on investments	(1.42)[1]	1.37	0.18	1.98	0.21	1.97
Total from investment operations	(1.49)	1.21	0.06	1.84	0.16	1.84
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$10.49	$11.98	$10.89	$10.83	$8.99	$8.83
Total return	−12.44%	10.98%	0.55%	20.47%	1.81%	26.32%
Net assets, end of period (in millions).	$10	$13	$12	$11	$8	$5
Ratio of expenses to average net assets . . .	2.41%[2]	2.32%	2.42%	2.45%	2.53%	2.85%
Ratio of net investment loss to average net assets	−1.18%[2]	−1.28%	−1.48%	−1.65%	−1.30%	−2.16%
Portfolio turnover rate	33%	79%	93%	79%	131%	162%

(1)Based on average weekly shares outstanding.
(2)Annualized.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period......	$12.33	$11.18	$11.09	$ 9.18	$8.99	$7.08
Income (loss) from investment operations:						
Net investment loss	(0.05)[1]	(0.13)[1]	(0.12)	(0.10)	(0.09)	(0.11)
Net realized and unrealized gain (loss) on investments	(1.46)[1]	1.40[1]	0.21	2.01	0.28	2.02
Total from investment operations.............	(1.51)	1.27	0.09	1.91	0.19	1.91
Less distributions from:						
Net investment income...	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..........	(0.00)	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period...........	$10.82	$12.33	$11.18	$11.09	$9.18	$8.99
Total return	−12.25%	11.23%	0.81%	20.81%	2.11%	26.98%
Net assets, end of period (in millions)............	$38	$34	$19	$17	$12	$11
Ratio of expenses to average net assets including expense waiver	2.05%[2]	2.07%	2.18%	2.21%	2.25%	2.44%
Ratio of net investment loss to average net assets including expense waiver	−0.81%[2]	−1.04%	−1.23%	−1.42%	−1.06%	−1.75%
Ratio of expenses to average net assets excluding expense waiver	2.05%[2][3]	2.07%[3]	2.18%[3]	2.21%[3]	2.28%	2.44%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−0.81%[2][3]	−1.04%[3]	−1.23%[3]	−1.42%[3]	−1.09%	−1.75%[3]
Portfolio turnover rate	33%	79%	93%	79%	131%	162%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$13.16	$11.84
Income (loss) from investment operations:		
Net investment income (loss)	0.01[2]	(0.02)[2]
Net realized and unrealized gain		
(loss) on investments.	(1.57)[2]	1.46[2]
Total from investment operations	(1.56)	1.44
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.12)
Total distributions	(0.00)	(0.12)
Net asset value, end of period	$11.60	$13.16
Total return[3]	−11.85%	12.05%
Net assets, end of period (in thousands)	$588	$439
Ratio of expenses to average net assets		
including expense waiver	1.16%[4]	1.15%[4]
Ratio of net investment income (loss) to average		
net assets including expense waiver	0.09%[4]	−0.13%[4]
Ratio of expenses to average net assets		
excluding expense waiver.	1.92%[4]	1.75%[4]
Ratio of net investment loss to average net assets		
excluding expense waiver.	−0.67%[4]	−0.73%[4]
Portfolio turnover rate.	33%	79%[5]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$13.46	$11.99
Income (loss) from investment operations:		
Net investment income	0.02[2]	0.01[2]
Net realized and unrealized gain		
(loss) on investments.	(1.61)[2]	1.58[2]
Total from investment operations	(1.59)	1.59
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.12)
Total distributions	(0.00)	(0.12)
Net asset value, end of period	$11.87	$13.46
Total return	−11.81%	13.15%
Net assets, end of period (in millions)	$57	$2
Ratio of expenses to average net assets.	0.94%[3]	0.96%[3]
Ratio of net investment income to		
average net assets	0.28%[3]	0.09%[3]
Portfolio turnover rate.	33%	79%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND

Class R Shares

For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31, 2008	2007	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$13.08	$11.78	$11.60	$11.27
Income (loss) from investment operations:				
Net investment loss	(0.02)[2]	(0.06)[2]	(0.06)	(0.03)
Net realized and unrealized gain (loss) on investments	(1.56)[2]	1.48[2]	0.24	0.36
Total from investment operations	(1.58)	1.42	0.18	0.33
Less distributions from:				
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.12)	(0.00)	(0.00)
Total distributions	(0.00)	(0.12)	(0.00)	(0.00)
Net asset value, end of period	$11.50	$13.08	$11.78	$11.60
Total return	–12.08%	11.94%	1.55%	2.93%
Net assets, end of period (in thousands)	$2,878	$761	$117	$103
Ratio of expenses to average net assets	1.48%[3]	1.49%	1.51%	1.56%[3]
Ratio of net investment loss to average net assets	–0.25%[3]	–0.48%	–0.57%	–0.88%[3]
Portfolio turnover rate	33%	79%	93%	79%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2006.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period......	$13.35	$11.97	$11.74	$ 9.62	$9.32	$7.26
Income (loss) from investment operations:						
Net investment income (loss)	0.01[1]	(0.01)[1]	(0.01)	(0.04)	0.00	(0.03)
Net realized and unrealized gain (loss) on investments	(1.60)[1]	1.51[1]	0.24	2.16	0.30	2.09
Total from investment operations............	(1.59)	1.50	0.23	2.12	0.30	2.06
Less distributions from:						
Net investment income...	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..........	(0.00)	(0.12)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period..........	$11.76	$13.35	$11.97	$11.74	$9.62	$9.32
Total return	−11.91%	12.42%	1.96%	22.04%	3.22%	28.38%
Net assets, end of period (in millions)............	$86	$109	$59	$66	$50	$59
Ratio of expenses to average net assets including expense waiver	1.06%[2]	1.06%	1.08%	1.20%	1.20%	1.26%
Ratio of net investment income (loss) to average net assets including expense waiver	0.18%[2]	−0.04%	−0.13%	−0.40%	−0.01%	−0.64%
Ratio of expenses to average net assets excluding expense waiver	1.18%[2]	1.19%	1.19%	1.21%	1.25%	1.26%[3]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.06%[2]	−0.17%	−0.24%	−0.41%	−0.06%	−0.64%[3]
Portfolio turnover rate	33%	79%	93%	79%	131%	162%

(1) Based on average weekly shares outstanding.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MID CAP GROWTH FUND

Portfolio Highlights

On September 30, 2008, the Ivy Mid Cap Growth Fund had net assets totaling $138,920 (in thousands) invested in a diversified portfolio of:

89.47%	Domestic Common Stocks
8.26%	Cash and Cash Equivalents
2.27%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



	Information Technology Stocks	$24.21
	Health Care Stocks	$15.89
	Industrials Stocks	$15.16
	Consumer Discretionary Stocks	$12.87
	Financials Stocks	$ 9.99
	Cash and Cash Equivalents	$ 8.26
	Energy Stocks	$ 6.94
	Consumer Staples Stocks.	$ 4.12
	Miscellaneous Stocks[1]	$ 2.56

(1)Includes $1.77 Materials Stocks and $0.79 Utilities Stocks.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2008
(In Thousands)   (Unaudited)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 3.46%		
C.H. Robinson Worldwide, Inc.	53	$ 2,702
Expeditors International of Washington, Inc.	60	2,109
		4,811
Apparel Retail – 3.85%		
J. Crew Group, Inc. (A)	95	2,727
Urban Outfitters, Inc. (A)	82	2,626
		5,353
Application Software – 1.42%		
Solera Holdings, Inc. (A)	69	1,970
Auto Parts & Equipment – 0.46%		
BorgWarner Inc.	19	632
Catalog Retail – 1.23%		
Coldwater Creek Inc. (A)	294	1,708
Computer Storage & Peripherals – 3.83%		
Data Domain, Inc. (A)	133	2,967
NetApp, Inc. (A)	129	2,358
		5,325
Data Processing & Outsourced Services – 5.54%		
Global Payments Inc.	96	4,284
Paychex, Inc.	103	3,405
		7,689
Department Stores – 1.27%		
Saks Incorporated (A)	190	1,759
Distillers & Vintners – 2.03%		
Brown-Forman Corporation, Class B	39	2,822
Electrical Components & Equipment – 1.45%		
Cooper Industries, Ltd., Class A	24	941
Hubbell Incorporated, Class B	31	1,079
		2,020
Electronic Equipment & Instruments – 1.14%		
FLIR Systems, Inc. (A)	41	1,587

See Notes to Schedule of Investments on page 63.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Environmental & Facilities Services – 2.95%		
Stericycle, Inc. (A)	70	$ 4,104
Food Retail – 1.17%		
Whole Foods Market, Inc. (B).	81	1,628
Gas Utilities – 0.79%		
Equitable Resources, Inc.	30	1,099
Health Care Distributors – 3.43%		
Henry Schein, Inc. (A)	88	4,757
Health Care Equipment – 7.83%		
C. R. Bard, Inc.	52	4,929
Hologic, Inc. (A)	159	3,059
Hospira, Inc. (A)	76	2,886
		10,874
Health Care Supplies – 2.44%		
DENTSPLY International Inc.	90	3,395
Industrial Machinery – 3.82%		
Donaldson Company, Inc.	26	1,083
Graco Inc.	30	1,067
IDEX Corporation	102	3,152
		5,302
Internet Software & Services – 4.01%		
Akamai Technologies, Inc. (A)	96	1,664
DealerTrack Holdings, Inc. (A)	95	1,596
eBay Inc. (A).	103	2,314
		5,574
Investment Banking & Brokerage – 1.68%		
TD Ameritrade Holding Corporation (A)	142	2,337
Motorcycle Manufacturers – 1.10%		
Harley-Davidson, Inc.	41	1,524

See Notes to Schedule of Investments on page 63.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Office Electronics – 0.48%		
Zebra Technologies Corporation, Class A (A)	24	$ 665
Oil & Gas Equipment & Services – 4.26%		
BJ Services Company	58	1,118
Complete Production Services, Inc. (A)	59	1,187
Dresser-Rand Group Inc. (A)	35	1,109
National Oilwell Varco, Inc. (A)	22	1,123
Smith International, Inc.	24	1,378
		5,915
Oil & Gas Exploration & Production – 2.68%		
Continental Resources, Inc. (A)	8	294
Noble Energy, Inc.	40	2,240
XTO Energy Inc.	26	1,197
		3,731
Paper Packaging – 1.76%		
Packaging Corporation of America	62	1,446
Sealed Air Corporation	46	1,004
		2,450
Personal Products – 0.92%		
Bare Escentuals, Inc. (A)	117	1,272
Pharmaceuticals – 2.20%		
Allergan, Inc.	59	3,054
Property & Casualty Insurance – 1.59%		
AXIS Capital Holdings Limited	70	2,209
Publishing – 1.62%		
Meredith Corporation	80	2,255
Regional Banks – 4.76%		
Marshall & Ilsley Corporation	49	987
Signature Bank (A)	58	2,043
Synovus Financial Corp.	186	1,923
Zions Bancorporation	43	1,654
		6,607

See Notes to Schedule of Investments on page 63.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Research & Consulting Services – 0.67%		
Dun & Bradstreet Corporation (The)	10	$ 925
Restaurants – 2.28%		
Chipotle Mexican Grill, Inc., Class A (A)	19	1,049
P.F. Chang's China Bistro, Inc. (A)	90	2,119
		3,168
Semiconductors – 6.67%		
Broadcom Corporation, Class A (A)	103	1,917
Linear Technology Corporation	48	1,457
Microchip Technology Incorporated	144	4,234
PMC-Sierra, Inc. (A)	223	1,656
		9,264
Specialized Finance – 1.96%		
CME Group Inc.	7	2,721
Specialty Stores – 1.06%		
PetSmart, Inc.	60	1,476
Systems Software – 1.12%		
McAfee, Inc. (A)	46	1,561
Trading Companies & Distributors – 2.81%		
Fastenal Company	79	3,899
TOTAL COMMON STOCKS – 91.74%		**$127,442**
(Cost: $124,951)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 7.23%		
Automatic Data Processing Inc.,		
2.000%, 10–1–08	$2,056	2,056
Merck & Co., Inc.,		
2.100%, 10–15–08	2,000	1,998
Shell International Finance B.V. and Royal Dutch Shell plc		
(Royal Dutch Shell plc),		
2.100%, 10–9–08	6,000	5,997
		10,051

See Notes to Schedule of Investments on page 63.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Obligations – 1.44%		
United States Treasury Bills,		
0.300%, 10–23–08	$2,000	$ 2,000
TOTAL SHORT-TERM SECURITIES – 8.67%		**$ 12,051**
(Cost: $12,051)		
TOTAL INVESTMENT SECURITIES – 100.41%		**$139,493**
(Cost: $137,002)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.41%)		**(573)**
NET ASSETS – 100.00%		**$138,920**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Security serves as cover for the following written options outstanding at September 30, 2008:

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Whole Foods Market, Inc.:	1	November/24.0	$116	$35

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY MID CAP GROWTH FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $137,002)	$139,493
Receivables:	
Dividends and interest	140
Fund shares sold	136
Prepaid and other assets	132
Total assets	139,901

LIABILITIES

Payable for investment securities purchased	513
Payable to Fund shareholders	345
Accrued shareholder servicing	72
Outstanding written options – at value (premium received $116)	35
Accrued accounting services fee	6
Due to custodian	6
Accrued management fee	3
Accrued distribution and service fees	1
Total liabilities	981
Total net assets	$138,920

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 121
Additional paid-in capital	149,993
Accumulated undistributed income (loss):	
Accumulated net investment loss	(440)
Accumulated net realized loss on investment transactions	(13,326)
Net unrealized appreciation in value of investments	2,572
Net assets applicable to outstanding units of capital	$138,920

Net asset value per share (net assets divided by shares outstanding):

Class A	$11.56
Class B	$10.61
Class C	$10.91
Class E	$11.43
Class I	$11.86
Class R	$11.52
Class Y	$11.76

Capital shares outstanding:

Class A	9,416
Class B	792
Class C	853
Class E	41
Class I	35
Class R	11
Class Y	963
Capital shares authorized	200,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY MID CAP GROWTH FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income:		
Dividends (net of foreign withholding taxes of $—*)	$	668
Interest and amortization.		150
Total income		818
Expenses:		
Investment management fee.		636
Shareholder servicing:		
Class A		245
Class B		31
Class C		23
Class E		4
Class I		—*
Class R		—*
Class Y		10
Distribution and service fees:		
Class A		146
Class B		48
Class C		50
Class E		1
Class R		—*
Class Y		15
Accounting services fee		35
Audit fees.		13
Custodian fees.		6
Legal fees		1
Other		49
Total		1,313
Less expenses in excess of limit		(73)
Total expenses.		1,240
Net investment loss		(422)
REALIZED AND UNREALIZED GAIN		
(LOSS) ON INVESTMENTS		
Realized net gain on securities.		8,826
Realized net loss on written options.		(1,697)
Realized net gain on investments		7,129
Unrealized depreciation in value of securities during the period		(21,872)
Unrealized appreciation in value of written options during the period		265
Unrealized depreciation in value of investments during the period		(21,607)
Net loss on investments.		(14,478)
Net decrease in net assets resulting from operations		$(14,900)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MID CAP GROWTH FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (422)	$ (1,156)
Realized net gain on investments	7,129	14,240
Unrealized depreciation.	(21,607)	(17,001)
Net decrease in net assets resulting from operations	(14,900)	(3,917)
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class R	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions	12,849	7,420
Total increase (decrease)	(2,051)	3,503
NET ASSETS		
Beginning of period.	140,971	137,468
End of period.	$138,920	$140,971
Accumulated net investment loss	$ (440)	$ (18)

(1)See "Financial Highlights" on pages 67 - 73.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period.........	$12.77	$13.07	$12.59	$ 9.99	$9.09	$6.67
Income (loss) from investment operations:						
Net investment loss	(0.04)	(0.09)	(0.06)	(0.04)	(0.09)	(0.08)
Net realized and unrealized gain (loss) on investments.........	(1.17)	(0.21)	0.54	2.64	0.99	2.50
Total from investment operations................	(1.21)	(0.30)	0.48	2.60	0.90	2.42
Less distributions from:						
Net investment income......	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.............	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period ...	$11.56	$12.77	$13.07	$12.59	$9.99	$9.09
Total return[1]	−9.48%	−2.37%	3.89%	26.03%	9.90%	36.28%
Net assets, end of period (in millions)...............	$109	$108	$104	$105	$68	$50
Ratio of expenses to average net assets including expense waiver	1.56%[2]	1.60%	1.59%	1.62%	1.65%	1.84%
Ratio of net investment loss to average net assets including expense waiver	−0.48%[2]	−0.67%	−0.48%	−0.30%	−0.95%	−1.20%
Ratio of expenses to average net assets excluding expense waiver	1.64%[2]	1.60%[3]	1.59%[3]	1.62%[3]	1.70%	1.89%
Ratio of net investment loss to average net assets excluding expense waiver....	−0.56%[2]	−0.67%[3]	−0.48%[3]	−0.30%[3]	−1.00%	−1.25%
Portfolio turnover rate	30%	42%	25%	28%	25%	24%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period........	$11.79	$12.18	$11.85	$ 9.50	$8.75	$6.49
Income (loss) from investment operations:						
Net investment loss	(0.09)	(0.30)	(0.23)	(0.18)	(0.23)	(0.17)
Net realized and unrealized gain (loss) on investments...	(1.09)	(0.09)	0.56	2.53	0.98	2.43
Total from investment operations..............	(1.18)	(0.39)	0.33	2.35	0.75	2.26
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$10.61	$11.79	$12.18	$11.85	$9.50	$8.75
Total return	−10.01%	−3.20%	2.79%	24.74%	8.57%	34.82%
Net assets, end of period (in millions).............	$9	$9	$11	$12	$11	$12
Ratio of expenses to average net assets including expense waiver	2.75%[1]	2.56%	2.62%	2.70%	2.81%	3.04%
Ratio of net investment loss to average net assets including expense waiver	−1.66%[1]	−1.62%	−1.52%	−1.43%	−2.12%	−2.37%
Ratio of expenses to average net assets excluding expense waiver	2.75%[1][2]	2.56%[2]	2.62%[2]	2.70%[2]	2.81%[2]	3.09%
Ratio of net investment loss to average net assets excluding expense waiver	−1.66%[1][2]	−1.62%[2]	−1.52%[2]	−1.43%[2]	−2.12%[2]	−2.43%
Portfolio turnover rate	30%	42%	25%	28%	25%	24%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period.	$12.09	$12.48	$12.10	$ 9.67	$8.86	$6.56
Income (loss) from investment operations:						
Net investment loss	(0.06)	(0.25)	(0.19)	(0.12)	(0.15)	(0.13)
Net realized and unrealized gain (loss) on investments	(1.12)	(0.14)	0.57	2.55	0.96	2.43
Total from investment operations.	(1.18)	(0.39)	0.38	2.43	0.81	2.30
Less distributions from:						
Net investment income. . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$10.91	$12.09	$12.48	$12.10	$9.67	$8.86
Total return	−9.76%	−3.13%	3.14%	25.13%	9.14%	35.06%
Net assets, end of period (in millions).	$9	$10	$12	$14	$11	$10
Ratio of expenses to average net assets including expense waiver	2.35%[1]	2.35%	2.35%	2.35%	2.35%	2.59%
Ratio of net investment loss to average net assets including expense waiver	−1.26%[1]	−1.41%	−1.25%	−1.09%	−1.66%	−1.98%
Ratio of expenses to average net assets excluding expense waiver	2.53%[1]	2.38%	2.42%	2.40%	2.46%	2.64%
Ratio of net investment loss to average net assets excluding expense waiver	−1.44%[1]	−1.44%	−1.32%	−1.14%	−1.77%	−2.03%
Portfolio turnover rate	30%	42%	25%	28%	25%	24%

(1)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$12.68	$13.13
Loss from investment operations:		
Net investment loss.	(0.07)	(0.22)[2]
Net realized and unrealized loss on investments	(1.18)	(0.23)[2]
Total from investment operations	(1.25)	(0.45)
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$11.43	$12.68
Total return[3]	−9.86%	−3.43%
Net assets, end of period (in thousands)	$464	$413
Ratio of expenses to average net assets including expense waiver	2.29%[4]	2.52%[4]
Ratio of net investment loss to average net assets including expense waiver	−1.21%[4]	−1.61%[4]
Ratio of expenses to average net assets excluding expense waiver.	3.03%[4]	2.52%[4][5]
Ratio of net investment loss to average net assets excluding expense waiver	−1.95%[4]	−1.61%[4][5]
Portfolio turnover rate.	30%	42%[6]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver of expenses during the period.
(6)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$13.07	$13.28
Loss from investment operations:		
Net investment loss.	(0.00)[2]	(0.03)[2]
Net realized and unrealized loss on investments	(1.21)[2]	(0.18)[2]
Total from investment operations	(1.21)	(0.21)
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$11.86	$13.07
Total return	−9.26%	−1.58%
Net assets, end of period (in thousands)	$418	$508
Ratio of expenses to average net assets.	1.16%[3]	1.17%[3]
Ratio of net investment loss to average net assets	−0.06%[3]	−0.23%[3]
Portfolio turnover rate.	30%	42%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,		For the period from 12-29-05[1] to 3-31-06
		2008	2007	
Net asset value, beginning of period	$12.73	$13.05	$12.58	$11.77
Income (loss) from investment operations:				
Net investment income (loss)	(0.04)	(0.10)	(0.07)	0.02
Net realized and unrealized gain (loss) on investments. . . .	(1.17)	(0.22)	0.54	0.79
Total from investment operations	(1.21)	(0.32)	0.47	0.81
Less distributions from:				
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.52	$12.73	$13.05	$12.58
Total return	−9.51%	−2.45%	3.74%	6.88%
Net assets, end of period (in thousands)	$131	$133	$111	$107
Ratio of expenses to average net assets	1.72%[2]	1.68%	1.71%	1.75%[2]
Ratio of net investment income (loss) to average net assets	−0.61%[2]	−0.75%	−0.59%	0.73%[2]
Portfolio turnover rate.	30%	42%	25%	28%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended March 31, 2006.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period.........	$12.97	$13.23	$12.70	$10.04	$ 9.09	$6.67
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)	(0.07)	(0.03)	0.05[1]	(0.06)	(0.05)
Net realized and unrealized gain (loss) on investments	(1.20)	(0.19)	0.56	2.61[1]	1.01	2.47
Total from investment operations...............	(1.21)	(0.26)	0.53	2.66	0.95	2.42
Less distributions from:						
Net investment income......	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.............	$11.76	$12.97	$13.23	$12.70	$10.04	$9.09
Total return	−9.33%	−1.97%	4.17%	26.50%	10.45%	36.28%
Net assets, end of period (in millions)...............	$11	$12	$10	$9	$2	$1
Ratio of expenses to average net assets including expense waiver	1.26%[2]	1.25%	1.25%	1.25%	1.25%	1.72%
Ratio of net investment income (loss) to average net assets including expense waiver	−0.16%[2]	−0.33%	−0.15%	0.43%	−0.55%	−0.91%
Ratio of expenses to average net assets excluding expense waiver	1.41%[2]	1.40%	1.42%	1.43%	1.48%	1.77%
Ratio of net investment income (loss) to average net assets excluding expense waiver	−0.31%[2]	−0.48%	−0.32%	0.25%	−0.78%	−0.96%
Portfolio turnover rate	30%	42%	25%	28%	25%	24%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY SMALL CAP GROWTH FUND

Portfolio Highlights

On September 30, 2008, Ivy Small Cap Growth Fund had net assets totaling $368,106 (in thousands) invested in a diversified portfolio of:

81.67%	Domestic Common Stocks
13.57%	Cash and Cash Equivalents
4.76%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



Information Technology Stocks	$26.12
Health Care Stocks	$15.35
Industrials Stocks	$14.56
Cash and Cash Equivalents	$13.57
Consumer Discretionary Stocks	$12.23
Energy Stocks	$ 7.77
Financials Stocks	$ 5.46
Consumer Staples Stocks.	$ 4.94

The Investments of Ivy Small Cap Growth Fund

September 30, 2008
(In Thousands) *(Unaudited)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.90%		
Ladish Co., Inc. (A)	345	$ 7,004
Apparel Retail – 1.03%		
Zumiez Inc. (A)	231	3,803
Apparel, Accessories & Luxury Goods – 1.43%		
Under Armour, Inc., Class A (A)	165	5,247
Application Software – 11.50%		
ACI Worldwide, Inc. (A)	626	11,002
Blackboard Inc. (A)	246	9,925
Concur Technologies, Inc. (A)	80	3,070
FactSet Research Systems, Inc.	143	7,447
Sonic Solutions (A)	804	3,542
Ultimate Software Group, Inc. (The) (A)	272	7,355
		42,341
Auto Parts & Equipment – 2.42%		
LKQ Corporation (A)	414	7,029
Nissin Kogyo Co., Ltd. (B)	143	1,885
		8,914
Casinos & Gaming – 4.13%		
Scientific Games Corporation, Class A (A)	661	15,219
Computer Hardware – 1.82%		
Stratasys, Inc. (A)	382	6,687
Construction & Engineering – 1.69%		
Chicago Bridge & Iron Company N.V., NY Shares	324	6,230
Construction & Farm Machinery & Heavy Trucks – 2.01%		
Westinghouse Air Brake Technologies Corporation	144	7,377
Education Services – 3.22%		
Capella Education Company (A)	216	9,318
K12 Inc. (A)	95	2,515
		11,833

See Notes to Schedule of Investments on page 78.

The Investments of Ivy Small Cap Growth Fund

September 30, 2008
(In Thousands)

(Unaudited)

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 1.35%		
General Cable Corporation (A)	140	$ 4,974
Electronic Components – 2.68%		
DTS, Inc. (A).	354	9,853
Electronic Manufacturing Services – 0.78%		
Maxwell Technologies, Inc. (A).	25	340
Trimble Navigation Limited (A)	98	2,549
		2,889
Health Care Distributors – 1.12%		
PSS World Medical, Inc. (A).	211	4,114
Health Care Equipment – 7.45%		
ABIOMED, Inc. (A)	315	5,590
NuVasive, Inc. (A).	241	11,867
Volcano Corporation (A).	575	9,949
		27,406
Health Care Services – 2.09%		
Healthways, Inc. (A)	477	7,704
Health Care Technology – 4.69%		
Cerner Corporation (A)	265	11,823
Omnicell, Inc. (A)	310	4,078
Phase Forward Incorporated (A)	66	1,377
		17,278
Human Resource & Employment Services – 4.32%		
Resources Connection, Inc. (A)	704	15,884
Insurance Brokers – 0.55%		
eHealth, Inc. (A)	127	2,016
Internet Software & Services – 5.62%		
Bankrate, Inc. (A)	137	5,376
CyberSource Corporation (A)	266	4,280
DealerTrack Holdings, Inc. (A)	128	2,147
Omniture, Inc. (A).	322	5,896
VistaPrint Limited (A)	90	2,972
		20,671

See Notes to Schedule of Investments on page 78.

The Investments of Ivy Small Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Equipment & Services – 7.77%		
Core Laboratories N.V.	64	$ 6,454
Dril-Quip, Inc. (A)	361	15,655
Oceaneering International, Inc. (A)	122	6,511
		28,620
Packaged Foods & Meats – 2.30%		
Smart Balance, Inc. (A)	698	4,594
TreeHouse Foods, Inc. (A)	130	3,858
		8,452
Personal Products – 2.64%		
Alberto-Culver Company	218	5,928
Bare Escentuals, Inc. (A)	350	3,801
		9,729
Research & Consulting Services – 2.20%		
Advisory Board Company (The) (A)	176	5,312
CoStar Group, Inc. (A)	62	2,799
		8,111
Specialized Finance – 4.91%		
Financial Federal Corporation	163	3,733
Portfolio Recovery Associates, Inc. (A)	293	14,360
		18,093
Systems Software – 3.72%		
MICROS Systems, Inc. (A)	513	13,692
Trucking – 1.09%		
Knight Transportation, Inc.	237	4,018
TOTAL COMMON STOCKS – 86.43%		**$318,159**

(Cost: $332,266)

See Notes to Schedule of Investments on page 78.

The Investments of Ivy Small Cap Growth Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 12.82%		
Air Products and Chemicals, Inc.,		
1.500%, 10–1–08	$8,180	$ 8,180
Avon Capital Corp. (Avon Products, Inc.),		
2.200%, 10–3–08	5,000	5,000
Campbell Soup Co.,		
1.930%, 10–14–08	4,000	3,997
Danaher Corporation,		
1.800%, 10–6–08	3,000	2,999
Illinois Tool Works Inc.,		
2.270%, 10–20–08	5,000	4,994
Merck & Co., Inc.,		
2.100%, 10–15–08	2,000	1,998
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)),		
2.100%, 10–7–08	4,000	3,999
Shell International Finance B.V. and Royal Dutch Shell plc		
(Royal Dutch Shell plc),		
2.100%, 10–9–08	7,000	6,997
Toyota Motor Credit Corporation,		
2.650%, 10–7–08	5,000	4,998
Wisconsin Electric Power Co.,		
2.750%, 10–10–08	4,000	3,997
		47,159
United States Government Obligations – 0.81%		
United States Treasury Bills,		
0.320%, 10–30–08	3,000	2,999
TOTAL SHORT-TERM SECURITIES – 13.63%		$ 50,158
(Cost: $50,158)		
TOTAL INVESTMENT SECURITIES – 100.06%		$368,317
(Cost: $382,424)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.06%)		(211)
NET ASSETS – 100.00%		$368,106

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

See Accompanying Notes to Financial Statements.

Securities with an aggregate market value of $1,885, representing 0.51% of net assets, have been valued in good faith by the Valuation Committee subject to the supervision of the Board of Directors.

Statement of Assets and Liabilities

IVY SMALL CAP GROWTH FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $382,424)	$368,317
Receivables:	
Investment securities sold	3,004
Fund shares sold	160
Dividends and interest	23
Prepaid and other assets	47
Total assets	371,551

LIABILITIES

Payable for investment securities purchased	2,208
Payable to Fund shareholders	869
Accrued shareholder servicing	126
Due to custodian	55
Accrued accounting services fee	11
Accrued management fee	9
Accrued distribution and service fees	6
Other	161
Total liabilities	3,445
Total net assets	$368,106

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 389
Additional paid-in capital	414,654
Accumulated loss:	
Accumulated net investment loss	(3,384)
Accumulated net realized loss on investment transactions	(29,446)
Net unrealized depreciation in value of investments	(14,107)
Net assets applicable to outstanding units of capital	$368,106

Net asset value per share (net assets divided by shares outstanding):

Class A	$9.47
Class B	$8.58
Class C	$8.80
Class E	$9.42
Class I	$10.80
Class R	$9.46
Class Y	$10.60

Capital shares outstanding:

Class A	9,514
Class B	1,047
Class C	17,576
Class E	65
Class I	137
Class R	39
Class Y	10,548
Capital shares authorized	375,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY SMALL CAP GROWTH FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income:

Interest and amortization.	$ 439
Dividends (net of foreign withholding taxes of $14)	229
Total income	668

Expenses:

Investment management fee	1,800
Distribution and service fees:	
Class A	127
Class B	56
Class C	911
Class E	1
Class R	1
Class Y	158
Shareholder servicing:	
Class A	189
Class B	32
Class C	270
Class E	4
Class I	1
Class R	—*
Class Y	97
Accounting services fee	69
Audit fees	19
Custodian fees	9
Legal fees	5
Other	182
Total	3,931
Less expenses in excess of limit	(2)
Total expenses	3,929
Net investment loss	(3,261)

**REALIZED AND UNREALIZED LOSS
ON INVESTMENTS**

Realized net loss on investments	(24,681)
Unrealized depreciation in value of investments during the period	(5,020)
Net loss on investments	(29,701)
Net decrease in net assets resulting from operations	$(32,962)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SMALL CAP GROWTH FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (3,261)	$ (6,453)
Realized net gain (loss) on investments	(24,681)	65,663
Unrealized depreciation.	(5,020)	(98,127)
Net decrease in net assets resulting from operations.	(32,962)	(38,917)
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(15,185)
Class B	(—)	(2,019)
Class C	(—)	(32,390)
Class E	(—)	(82)
Class I	(—)	(240)
Class R	(—)	(25)
Class Y	(—)	(19,201)
	(—)	(69,142)
Capital share transactions	(21,582)	(6,971)
Total decrease	(54,544)	(115,030)
NET ASSETS		
Beginning of period.	422,650	537,680
End of period.	$368,106	$422,650
Accumulated net investment loss	$ (3,384)	$ (123)

(1)See "Financial Highlights" on pages 82 - 88.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$10.31	$12.98	$14.87	$12.32	$11.36	$ 8.25
Income (loss) from investment operations:						
Net investment loss	(0.07)[1]	(0.13)[1]	(0.12)[1]	(0.21)	(0.08)	(0.08)
Net realized and unrealized gain (loss) on investments	(0.77)[1]	(0.71)[1]	0.18[1]	3.22	1.04	3.19
Total from investment operations	(0.84)	(0.84)	0.06	3.01	0.96	3.11
Less distributions from:						
Net investment income .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.83)	(1.95)	(0.46)	(0.00)	(0.00)
Total distributions.	(0.00)	(1.83)	(1.95)	(0.46)	(0.00)	(0.00)
Net asset value, end of period	$ 9.47	$10.31	$12.98	$14.87	$12.32	$11.36
Total return[2]	−8.15%	−8.32%	0.76%	24.70%	8.45%	37.70%
Net assets, end of period (in millions).	$90	$97	$109	$141	$72	$92
Ratio of expenses to average net assets	1.64%[3]	1.56%	1.49%	1.50%	1.54%	1.48%
Ratio of net investment loss to average net assets	−1.32%[3]	−1.00%	−0.86%	−0.90%	−1.14%	−1.21%
Portfolio turnover rate	43%	79%	96%	87%	83%	91%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$9.39	$11.97	$13.99	$11.73	$10.91	$ 8.01
Income (loss) from investment operations:						
Net investment loss	(0.18)	(0.23)	(0.24)	(0.23)	(0.23)	(0.20)
Net realized and unrealized gain (loss) on investments	(0.63)	(0.64)	0.17	2.95	1.05	3.10
Total from investment operations	(0.81)	(0.87)	(0.07)	2.72	0.82	2.90
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.71)	(1.95)	(0.46)	(0.00)	(0.00)
Total distributions.	(0.00)	(1.71)	(1.95)	(0.46)	(0.00)	(0.00)
Net asset value, end of period	$8.58	$ 9.39	$11.97	$13.99	$11.73	$10.91
Total return	−8.63%	−9.19%	−0.15%	23.46%	7.52%	36.21%
Net assets, end of period (in millions).	$9	$12	$16	$19	$15	$13
Ratio of expenses to average net assets	2.63%[1]	2.45%	2.45%	2.45%	2.52%	2.57%
Ratio of net investment loss to average net assets	−2.32%[1]	−1.87%	−1.82%	−1.86%	−2.11%	−2.29%
Portfolio turnover rate	43%	79%	96%	87%	83%	91%

(1)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$9.62	$12.22	$14.20	$11.87	$11.02	$ 8.07
Income (loss) from investment operations:						
Net investment loss	(0.15)	(0.23)	(0.23)	(0.25)	(0.24)	(0.21)
Net realized and unrealized gain (loss) on investments	(0.67)	(0.62)	0.20	3.04	1.09	3.16
Total from investment operations	(0.82)	(0.85)	(0.03)	2.79	0.85	2.95
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.75)	(1.95)	(0.46)	(0.00)	(0.00)
Total distributions.	(0.00)	(1.75)	(1.95)	(0.46)	(0.00)	(0.00)
Net asset value, end of period	$8.80	$ 9.62	$12.22	$14.20	$11.87	$11.02
Total return	−8.52%	−8.91%	0.14%	23.78%	7.71%	36.56%
Net assets, end of period (in millions).	$155	$187	$259	$328	$308	$334
Ratio of expenses to average net assets	2.29%[1]	2.20%	2.20%	2.20%	2.26%	2.31%
Ratio of net investment loss to average net assets	−1.98%[1]	−1.62%	−1.57%	−1.62%	−1.85%	−2.03%
Portfolio turnover rate	43%	79%	96%	87%	83%	91%

(1)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.29	$13.03
Loss from investment operations:		
Net investment loss.	(0.10)[2]	(0.18)[2]
Net realized and unrealized loss on investments	(0.77)[2]	(0.77)[2]
Total from investment operations	(0.87)	(0.95)
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(1.79)
Total distributions	(0.00)	(1.79)
Net asset value, end of period	$ 9.42	$10.29
Total return[3]	−8.46%	−9.15%
Net assets, end of period (in millions)	$1	$1
Ratio of expenses to average net assets including expense waiver	2.15%[4]	2.26%[4]
Ratio of net investment loss to average net assets including expense waiver	−1.83%[4]	−1.79%[4]
Ratio of expenses to average net assets excluding expense waiver.	2.66%[4]	2.26%[4][5]
Ratio of net investment loss to average net assets excluding expense waiver	−2.34%[4]	−1.79%[4][5]
Portfolio turnover rate.	43%	79%[6]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver of expenses during the period.
(6)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$11.73	$14.35
Income (loss) from investment operations:		
Net investment income	(0.07)	0.09
Net realized and unrealized loss on investments	(0.86)	(0.82)
Total from investment operations	(0.93)	(0.73)
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(1.89)
Total distributions	(0.00)	(1.89)
Net asset value, end of period	$10.80	$11.73
Total return	−7.93%	−6.82%
Net assets, end of period (in millions)	$1	$2
Ratio of expenses to average net assets	1.08%[2]	1.10%[2]
Ratio of net investment loss to average net assets	−0.77%[2]	−0.52%[2]
Portfolio turnover rate	43%	79%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,		For the period from 12-29-05[1] to 3-31-06
		2008	2007	
Net asset value, beginning of period	$10.30	$12.96	$14.87	$13.78
Income (loss) from investment operations:				
Net investment loss.	(0.08)	(0.19)	(0.15)	(0.04)
Net realized and unrealized gain (loss) on investments	(0.76)	(0.65)	0.19	1.13
Total from investment operations	(0.84)	(0.84)	0.04	1.09
Less distributions from:				
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.82)	(1.95)	(0.00)
Total distributions	(0.00)	(1.82)	(1.95)	(0.00)
Net asset value, end of period	$ 9.46	$10.30	$12.96	$14.87
Total return	−8.16%	−8.35%	0.62%	7.91%
Net assets, end of period (in thousands)	$365	$352	$114	$108
Ratio of expenses to average net assets	1.64%[2]	1.64%	1.63%	1.67%[2]
Ratio of net investment loss to average net assets	−1.31%[2]	−1.10%	−1.01%	−0.99%[2]
Portfolio turnover rate.	43%	79%	96%	87%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended March 31, 2006.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$11.53	$14.31	$16.15	$13.33	$12.26	$ 8.89
Income (loss) from investment operations:						
Net investment loss	(0.05)	(0.11)	(0.11)	(0.16)	(0.09)	(0.10)
Net realized and unrealized gain (loss) on investments	(0.88)	(0.81)	0.22	3.44	1.16	3.47
Total from investment operations	(0.93)	(0.92)	0.11	3.28	1.07	3.37
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(1.86)	(1.95)	(0.46)	(0.00)	(0.00)
Total distributions.........	(0.00)	(1.86)	(1.95)	(0.46)	(0.00)	(0.00)
Net asset value, end of period	$10.60	$11.53	$14.31	$16.15	$13.33	$12.26
Total return	−8.07%	−8.13%	1.02%	24.86%	8.73%	37.91%
Net assets, end of period (in millions)...........	$112	$124	$154	$173	$115	$124
Ratio of expenses to average net assets	1.34%[1]	1.33%	1.32%	1.33%	1.36%	1.35%
Ratio of net investment loss to average net assets	−1.02%[1]	−0.76%	−0.70%	−0.74%	−0.95%	−1.09%
Portfolio turnover rate	43%	79%	96%	87%	83%	91%

(1)Annualized.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY ASSET STRATEGY FUND

Portfolio Highlights

On September 30, 2008, Ivy Asset Strategy Fund had net assets totaling $13,422,902 (in thousands) invested in a diversified portfolio of:

36.59%	Cash and Cash Equivalents
22.18%	Domestic Common Stocks
21.87%	Foreign Common Stocks
12.74%	Bullion (Gold)
3.27%	Other Government Securities
1.91%	United States Government Obligations
1.25%	Domestic and Foreign Corporate Debt Securities
0.19%	United States Government Agency Obligations

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund was invested by industry and geographic regions, respectively, as follows:

Asset Allocation



	Stocks	**$44.05**
	Information Technology Stocks	$ 8.26
	Consumer Staples Stocks	$ 8.09
	Energy Stocks	$ 7.41
	Materials Stocks	$ 6.11
	Consumer Discretionary Stocks	$ 4.28
	Industrials Stocks	$ 3.74
	Health Care Stocks	$ 3.27
	Financials Stocks	$ 2.89
	Cash and Cash Equivalents	**$36.59**
	Bullion (Gold)	**$12.74**
	Bonds	**$ 6.62**
	Other Government Securities	$ 3.27
	United States Government Obligations	$ 1.91
	Corporate Debt Securities	$ 1.25
	United States Government Agency Obligations	$ 0.19

Country Weightings



■	**Cash and Cash Equivalents**	**$36.59**
	North America	**$24.30**
■	United States	$24.28
☐	Mexico	$ 0.02
☐	**Bullion (Gold)**	**$12.74**
	Pacific Basin	**$12.19**
■	Other Pacific Basin[1]	$ 4.91
■	China	$ 3.67
■	Japan	$ 3.61
■	**Europe**[2]	**$ 9.19**
■	**South America**[3]	**$ 2.89**
■	**Bahamas/Caribbean**[4]	**$ 1.97**
■	**Middle East**[5]	**$ 0.13**

(1)Includes $0.84 Australia, $0.10 Hong Kong, $0.89 India, $0.29 Singapore, $1.53 South Korea, $1.22 Taiwan and $0.04 Vietnam.

(2)Includes $1.01 Finland, $0.83 France, $0.05 Luxembourg, $1.92 Norway, $1.27 Russia, $2.06 Switzerland, and $2.05 United Kingdom.

(3)Includes $0.03 Argentina and $2.86 Brazil.

(4)Includes $0.22 Bahamas, $0.08 British Virgin Islands and $1.67 Cayman Islands.

(5)Includes $0.13 Egypt.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS	Shares	Value
Agricultural Products – 0.00%		
IOI Corporation Berhad (A)	–*	$ –*
Kuala Lumpur Kepong Berhad (A).	190	533
		533
Automobile Manufacturers – 1.14%		
Honda Motor Co., Ltd. (A)(B)	5,044	152,993
Biotechnology – 3.27%		
Genentech, Inc. (B)	2,726	241,702
Gilead Sciences, Inc. (B)	4,312	196,814
		438,516
Communications Equipment – 2.18%		
Nokia Corporation, Series A, ADR	7,268	135,540
QUALCOMM Incorporated	3,645	156,670
		292,210
Computer Hardware – 3.02%		
Hewlett-Packard Company	5,219	241,310
High Tech Computer Corp. (A)(B)	10,582	164,246
		405,556
Construction & Engineering – 0.13%		
Orascom Construction Industries Company (OCI),		
GDR (A)	163	17,005
Construction & Farm Machinery & Heavy Trucks – 1.23%		
Deere & Company	3,338	165,230
Diversified Banks – 2.82%		
Industrial and Commercial Bank of China (Asia)		
Limited (A)(B)	625,077	377,794
Diversified Metals & Mining – 3.81%		
BHP Billiton Plc (A)(B)	11,978	271,353
Southern Copper Corporation	12,569	239,808
		511,161
Education Services – 1.29%		
New Oriental Education & Technology Group Inc.,		
ADR (B)(C)	2,707	173,873

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands)

(Unaudited)

COMMON STOCKS (Continued)	Shares	Value
Fertilizers & Agricultural Chemicals – 1.31%		
Monsanto Company	1,778	$ 175,960
Food Distributors – 0.30%		
Olam International Limited (A)	30,965	39,493
Heavy Electrical Equipment – 0.83%		
ALSTOM (A)	1,470	111,560
Home Entertainment Software – 2.47%		
Nintendo Co., Ltd. (A)	781	331,237
Hotels, Resorts & Cruise Lines – 0.82%		
Ctrip.com International, Ltd.	2,846	110,010
Integrated Oil & Gas – 1.66%		
Petroleo Brasileiro S.A. – Petrobras, ADR	5,069	222,799
Oil & Gas Drilling – 2.43%		
SeaDrill Limited (A)	5,657	117,201
Transocean Inc.	1,901	208,828
		326,029
Oil & Gas Equipment & Services – 2.25%		
Schlumberger Limited	2,072	161,770
Smith International, Inc.	2,387	139,964
		301,734
Oil & Gas Exploration & Production – 0.18%		
OAO NOVATEK, GDR (A)	533	24,336
Oil & Gas Refining & Marketing – 0.89%		
Reliance Industries Limited (A)	2,843	119,487
Packaged Foods & Meats – 1.88%		
Nestle S.A., Registered Shares (A)	3,869	167,199
Perdigao S.A. (A)	4,667	85,647
		252,846

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands)   (Unaudited)

COMMON STOCKS (Continued)	Shares	Value
Personal Products – 0.34%		
Hengan International Group Company Limited (A)	16,076	$ 45,749
Railroads – 1.55%		
ALL – America Latina Logistica S.A. (A)	7,656	52,584
Union Pacific Corporation	2,196	156,245
		208,829
Restaurants – 1.03%		
YUM! Brands, Inc.	4,223	137,727
Semiconductor Equipment – 0.59%		
Applied Materials, Inc.	5,275	79,862
Soft Drinks – 1.86%		
Coca-Cola Company (The)	4,721	249,669
Specialized Finance – 0.03%		
BM&F BOVESPA S.A. – Bolsa de Valores,		
Mercadorias e Futuros (A)(B)(F)	1,044	4,597
Tobacco – 3.71%		
Korea Tobacco & Ginseng Corporation (A)	2,746	204,966
Philip Morris International Inc.	6,083	292,616
		497,582
TOTAL COMMON STOCKS – 43.02%		**$ 5,774,377**
(Cost: $6,573,787)		
INVESTMENT FUNDS		
Gold & Precious Metals – 0.99%		
SPDR Gold Trust (B)	1,559	132,658
Multiple Industry – 0.04%		
Vietnam Azalea Fund Limited (B)(D)(E)	1,100	5,071
TOTAL INVESTMENT FUNDS – 1.03%		**$ 137,729**
(Cost: $146,622)		

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

CORPORATE DEBT SECURITIES	Principal	Value
Automobile Mfg. / Vehicle Parts – 0.00%		
Hyundai Motor Company,		
5.300%, 12–19–08 (F)	$ 320	$ 321
Banking – 0.03%		
Banco BMG S.A.,		
8.750%, 7–1–10 (G)	1,333	1,280
PT Bank Rakyat Indonesia (Persero),		
7.750%, 10–30–13	1,950	1,942
Russian Standard Bank:		
7.500%, 10–7–10	1,400	896
7.500%, 10–7–10 (G)	200	140
		4,258
Beverage / Bottling – 0.04%		
AmBev International Finance Co. Ltd.,		
9.500%, 7–24–17 (H)	BRL12,000	4,730
Building Products – 0.01%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	$ 900	792
Consumer Products / Tobacco – 0.00%		
Central European Distribution Corporation,		
8.000%, 7–25–12 (F)(H)	EUR320	410
Finance Companies – 0.08%		
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (G)(I)	$10,750	10,381
Toyota Motor Credit Corporation,		
6.520%, 1–18–15 (I)	325	304
		10,685
Metals / Mining – 0.28%		
Evraz Group S.A.:		
8.875%, 4–24–13 (G)	34,000	25,840
8.250%, 11–10–15	1,500	1,102
8.250%, 11–10–15 (G)	500	360
Evraz Securities S.A.,		
10.875%, 8–3–09	3,500	3,407
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	3,225	2,999

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metals / Mining (Continued)		
Vedanta Resources plc:		
6.625%, 2–22–10	$ 3,500	$ 3,325
6.625%, 2–22–10 (G)	550	523
		37,556
Paper / Forest Products – 0.05%		
Kimberly-Clark de Mexico, S.A. de C.V.,		
8.875%, 8–1–09 (F)	1,500	1,565
Sino-Forest Corporation:		
9.125%, 8–17–11	4,000	3,960
9.125%, 8–17–11 (G)	700	693
		6,218
Real Estate Management & Development – 0.01%		
Shimao Property Holdings Limited,		
8.000%, 12–1–16 (G)	4,000	2,072
Transportation – Other – 0.33%		
Noble Group Limited:		
8.500%, 5–30–13	2,500	2,125
8.500%, 5–30–13 (F)	14,100	11,632
Ultrapetrol (Bahamas) Limited,		
9.000%, 11–24–14	33,260	30,267
		44,024
Utilities – 0.12%		
CESP – Companhia Energetica de Sao Paulo,		
9.750%, 1–15–15 (F)(H)	BRL23,100	12,189
Compania de Transporte de Energia Electrica en Alta		
Tension TRANSENER S.A.:		
8.875%, 12–15–16	$ 3,350	1,976
8.875%, 12–15–16 (G)	3,000	1,770
		15,935
Wireless – 0.30%		
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (H)	RUB1,144,000	40,571
Open Joint Stock Company "Vimpel-Communications",		
8.000%, 2–11–10	$ 750	702
		41,273
TOTAL CORPORATE DEBT SECURITIES – 1.25%		$ 168,274

(Cost: $196,277)

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands) *(Unaudited)*

OTHER GOVERNMENT SECURITIES	Principal	Value
Australia – 0.84%		
Commonwealth of Australia Treasury Bonds, 5.750%, 4–15–12 (H)	AUD140,000	$ 112,739
Norway – 1.05%		
Norway Government Bonds, 6.000%, 5–16–11 (H)	NOK795,000	140,568
Russia – 0.57%		
Open Joint Stock Company "Russian Railroads", 8.500%, 7–6–11 (H)	RUB2,130,000	76,368
Switzerland – 0.81%		
Switzerland Government Bonds, 3.500%, 8–7–10 (H)	CHF118,250	108,914
TOTAL OTHER GOVERNMENT SECURITIES – 3.27%		**$ 438,589**
(Cost: $484,543)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (J)		
4.500%, 8–15–17	$4,003	294
5.500%, 9–15–17	3,870	515
5.000%, 11–15–17	1,948	240
5.000%, 5–15–18	3,270	734
5.000%, 4–15–19	164	21
5.000%, 4–15–19	333	44
5.000%, 7–15–21	126	3
5.000%, 11–15–22	441	65
5.000%, 1–15–23	23	–*
5.500%, 3–15–23	3,161	619
5.000%, 4–15–23	78	2
5.000%, 5–15–23	301	45
5.000%, 6–15–23	2,400	369
5.000%, 6–15–23	2,977	451

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO (Interest Only): (J) (Continued)		
5.000%, 8–15–23	$ 229	$ 37
5.500%, 11–15–23	286	8
5.500%, 11–15–23	433	9
5.000%, 9–15–24	245	8
5.500%, 9–15–24	114	4
5.500%, 4–15–25	103	4
5.500%, 4–15–25	53	5
5.000%, 9–15–25	470	14
5.500%, 10–15–25	3,569	749
5.000%, 4–15–26	1,548	71
5.000%, 10–15–28	990	141
5.500%, 2–15–30	185	15
5.000%, 8–15–30	256	21
5.000%, 10–15–30	1,250	280
5.500%, 3–15–31	289	32
5.500%, 10–15–32	3,397	575
5.500%, 1–15–33	2,470	567
5.500%, 5–15–33	2,548	573
5.000%, 7–15–33	2,749	592
6.000%, 11–15–35	2,461	553
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only): (J)		
5.500%, 11–25–17	218	8
5.000%, 5–25–22	171	32
5.000%, 7–25–23	4,632	840
5.000%, 8–25–23	1,405	217
5.000%, 11–25–23	2,337	387
5.500%, 9–25–25	117	3
5.500%, 11–25–25	261	7
4.500%, 4–25–30	2,153	293
5.000%, 9–25–30	1,994	271
5.000%, 3–25–31	5,603	848
5.000%, 8–15–31	3,562	706
5.500%, 6–25–33	3,559	719
5.500%, 8–25–33	7,021	1,441
5.500%, 12–25–33	3,042	575
5.500%, 4–25–34	6,248	1,371
5.500%, 8–25–35	3,595	987
5.500%, 11–25–36	10,437	2,421

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency		
REMIC/CMO (Interest Only): (J)		
5.000%, 1–20–30	$ 599	$ 49
5.000%, 6–20–31	626	61
5.500%, 3–20–32	2,821	402
5.000%, 10–20–32	1,685	404
7.000%, 5–20–33	5,884	1,351
5.500%, 7–16–33	2,716	643
5.000%, 7–20–33	128	20
5.500%, 11–20–33	686	103
5.500%, 6–20–35	6,233	1,399
5.500%, 7–20–35	1,075	128
5.500%, 7–20–35	2,524	605
5.500%, 10–16–35	5,877	1,346
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.19%		$ 25,297
(Cost: $24,661)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations		
United States Treasury Bonds,		
4.500%, 5–15–38	249,600	257,010
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.91%		$ 257,010
(Cost: $262,988)		

BULLION	Troy Ounces	
Gold	1,976	1,709,567
TOTAL BULLION – 12.74%		$ 1,709,567
(Cost: $1,653,357)		

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES	Principal	Value
Repurchase Agreements – 2.90%		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 9–30–08 to be repurchased at $165,342, 0.050%, 10–1–08 (K)	$165,342	$ 165,342
J.P. Morgan Securities, Inc., Repurchase Agreement dated 9–30–08 to be repurchased at $62,902, 0.050%, 10–1–08 (L)	62,902	62,902
J.P. Morgan Securities, Inc., Repurchase Agreement dated 9–30–08 to be repurchased at $69,247, 0.050%, 10–1–08 (M)	69,247	69,247
J.P. Morgan Securities, Inc., Repurchase Agreement dated 9–30–08 to be repurchased at $91,181, 0.050%, 10–1–08 (N)	91,181	91,181
		388,672
United States Government Agency Obligations – 0.04%		
Overseas Private Investment Corporation, 2.450%, 10–1–08 (I)	5,000	5,000
United States Government Obligations – 30.57%		
United States Treasury Bills:		
1.985%, 10–16–08	57,000	56,953
1.970%, 10–16–08	30,000	29,975
1.930%, 10–30–08	35,000	34,945
1.980%, 10–30–08	26,000	25,958
2.135%, 11–6–08	160,000	159,658
1.950%, 11–6–08	75,000	74,854
1.890%, 11–6–08	25,070	25,023
2.110%, 11–13–08	35,000	34,912
1.910%, 11–13–08	90,000	89,795
2.150%, 11–13–08	175,000	174,551
2.210%, 11–13–08	80,000	79,789
1.950%, 11–20–08	130,000	129,648
1.960%, 11–20–08	170,000	169,537
2.160%, 11–20–08	300,000	299,100

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Obligations (Continued)		
United States Treasury Bills (Continued):		
2.000%, 12–4–08	$150,000	$ 149,467
2.085%, 12–4–08	150,000	149,444
2.110%, 12–4–08	55,000	54,794
2.255%, 12–4–08	70,000	69,719
1.940%, 12–4–08	210,000	209,276
2.000%, 12–4–08	120,000	119,573
2.130%, 12–11–08	75,000	74,685
2.160%, 12–11–08	130,000	129,446
2.220%, 12–11–08	150,000	149,343
2.190%, 12–11–08	50,000	49,784
2.205%, 12–18–08	125,000	124,403
2.050%, 12–26–08	80,000	79,608
2.110%, 12–26–08	80,000	79,597
2.245%, 12–26–08	75,000	74,598
2.110%, 1–2–09	80,000	79,564
2.100%, 1–2–09	170,000	169,078
2.040%, 1–8–09	80,000	79,551
1.840%, 1–15–09	200,000	198,916
1.910%, 1–29–09	80,000	79,491
1.910%, 2–5–09	100,000	99,326
1.920%, 2–5–09	69,000	68,533
1.910%, 2–12–09	160,000	158,862
1.910%, 2–19–09	215,000	213,392
1.900%, 2–26–09	60,000	59,531
		4,104,679
TOTAL SHORT-TERM SECURITIES – 33.51%		**$ 4,498,351**
(Cost: $4,498,351)		
TOTAL INVESTMENT SECURITIES – 96.92%		**$13,009,194**
(Cost: $13,840,586)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.08%		413,708
NET ASSETS – 100.00%		**$13,422,902**

See Notes to Schedule of Investments on page 101.

The Investments of Ivy Asset Strategy Fund

September 30, 2008
(In Thousands) *(Unaudited)*

Notes to Schedule of Investments

The following forward currency contracts were outstanding at September 30, 2008:

Type	Currency	Currency Amount Covered by Contract	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	18,583	1–12–09	$3,053	$ –
Sell	British Pound	266,000	9–4–09	–	6,986
Buy	United Arab Emirates Dirham	282,060	11–17–08	–	1,981
Buy	United Arab Emirates Dirham	235,663	1–25–10	–	2,191
Buy	United Arab Emirates Dirham	480,250	3–11–10	–	6,515
Buy	United Arab Emirates Dirham	123,500	3–24–10	–	2,067
Buy	United Arab Emirates Dirham	100,800	4–5–10	–	1,532
				$3,053	$21,272

*Not shown due to rounding as amount is less than 500.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Illiquid restricted security. At September 30, 2008, the following security was owned:

Security	Acquisition Date	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07	1,100	$6,380	$5,071

. The total value of this security represented approximately 0.04% of net assets at September 30, 2008

(E) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Waddell & Reed Investment Management Company, or other related parties together own 30% of the outstanding shares of this security at September 30, 2008.

(F) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At September 30, 2008, the total value of these securities amounted to $30,714 or 0.23% of net assets.

(G) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2008, the total value of these securities amounted to $43,059 or 0.32% of net assets.

(In Thousands) *(Unaudited)*

Notes to Schedule of Investments (Continued)

(H)Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, BRL – Brazilian Real, CHF – Swiss Franc, EUR – Euro, NOK – Norwegian Krone and RUB – Russian Ruble).

(I)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2008.

(J)Amount shown in principal column represents notional amount for computation of interest.

(K)Collateralized by $117,264 United States Treasury Bond, 8.750% due 8–15–20; market value and accrued interest aggregate $167,763.

(L)Collateralized by $49,054 United States Treasury Bond, 6.875% due 8–15–25; market value and accrued interest aggregate $63,739.

(M)Collateralized by $63,871 United States Treasury Bond, 12.500% due 8–15–14; market value and accrued interest aggregate $70,791.

(N)Collateralized by $85,000 United States Treasury Note, 4.875% due 8–15–16; market value and accrued interest aggregate $92,407.

Securities with an aggregate market value of $2,145,153, representing 15.98% of net assets, have been valued in good faith by the Valuation Committee subject to the supervision of the Board of Directors.

The following acronyms are used throughout this portfolio:
ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GDR = Global Depositary Receipts
REMIC = Real Estate Mortgage Investment Conduit

Industry classifications are unaudited.

Country Diversification	
(as a % of net assets)	
United States	73.62%
China	3.68%
Japan	3.61%
Other	19.09%

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY ASSET STRATEGY FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value:

Securities (cost – $11,596,877)	$10,732,011
Bullion (cost – $1,653,357)	1,709,567
Repurchase agreements (cost – $388,672)	388,672
Affiliated company (cost – $201,680)	178,944
	13,009,194
Cash	145,637
Cash denominated in foreign currencies (cost – $32,749)	32,810
Receivables:	
Investment securities sold	859,790
Fund shares sold	67,875
Dividends and interest	37,202
Unrealized appreciation on forward currency contracts	3,053
Prepaid and other assets	473
Total assets	14,156,034

LIABILITIES

Payable for investment securities purchased	663,895
Payable to Fund shareholders	40,943
Unrealized depreciation on forward currency contracts	21,272
Accrued shareholder servicing	2,113
Accrued management fee	210
Accrued distribution and service fees	207
Accrued accounting services fee	22
Other	4,470
Total liabilities	733,132
Total net assets	$13,422,902

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities *(Continued)*

IVY ASSET STRATEGY FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts) *(Unaudited)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 6,002
Additional paid-in capital	14,864,304
Accumulated loss:	
Accumulated net investment loss	(5,455)
Accumulated net realized loss on investment transactions	(588,548)
Net unrealized depreciation in value of investments.	(853,401)
Net assets applicable to outstanding units of capital.	$13,422,902

Net asset value per share (net assets divided by shares outstanding):

Class A	$22.55
Class B	$22.06
Class C	$22.13
Class E	$22.52
Class I	$22.65
Class R	$22.54
Class Y	$22.56

Capital shares outstanding:

Class A	258,303
Class B	16,158
Class C	240,350
Class E	652
Class I	14,445
Class R	4
Class Y	70,255
Capital shares authorized	1,300,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY ASSET STRATEGY FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income:	
Dividends (net of foreign withholding taxes of $3,619)	$ 77,030
Interest and amortization.	73,394
Total income	150,424
Expenses:	
Investment management fee.	41,173
Distribution and service fees:	
Class A	7,944
Class B	1,912
Class C	28,580
Class E	18
Class R	—*
Class Y	2,269
Shareholder servicing:	
Class A	3,538
Class B	363
Class C	3,732
Class E	40
Class I	190
Class R	—*
Class Y	1,510
Custodian fees.	3,729
Accounting services fee	134
Legal fees	100
Audit fees.	36
Other	1,651
Total	96,919
Less expenses in excess of limit	(155)
Total expenses.	96,764
Net investment income	53,660

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY ASSET STRATEGY FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS**

Realized net loss on securities	$(1,416,596)
Realized net loss on forward currency contracts	(41,068)
Realized net loss on written options	(39,616)
Realized net gain on swap agreements	97
Realized net loss on futures contracts	(234,520)
Realized net loss on foreign currency exchange transactions	(51,097)
Realized loss on investments	(1,782,800)
Unrealized depreciation in value of securities during the period*	(918,647)
Unrealized depreciation in value of forward currency contracts during the period	(132,637)
Unrealized depreciation in value of foreign currency exchange transactions during the period	(4,065)
Unrealized depreciation in value of investments during the period	(1,055,349)
Net loss on investments	(2,838,149)
Net decrease in net assets resulting from operations	$(2,784,489)

*Includes $22,376 in unrealized depreciation of affiliated securities.

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ASSET STRATEGY FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 53,660	$ 20,181
Realized net gain (loss) on investments	(1,782,800)	1,125,618
Unrealized appreciation (depreciation)	(1,055,349)	32,658
Net increase (decrease) in net assets resulting from operations	(2,784,489)	1,178,457
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(4,415)	(18,268)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(6)
Class I	(231)	(74)
Class R	(—)	NA
Class Y	(1,203)	(4,268)
Realized gains on investment transactions:		
Class A	(—)	(23,122)
Class B	(—)	(1,177)
Class C	(—)	(17,638)
Class E	(—)	(34)
Class I	(—)	(95)
Class R	(—)	NA
Class Y	(—)	(7,377)
	(5,849)	(72,059)
Capital share transactions	3,962,442	8,551,278
Total increase	1,172,104	9,657,676
NET ASSETS		
Beginning of period.	12,250,798	2,593,122
End of period.	$13,422,902	$12,250,798
Accumulated net investment loss	$ (5,455)	$ (2,169)

(1)See "Financial Highlights" on pages 108 - 114.

See Accompanying Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$27.06	$20.65	$18.76	$14.21	$12.86	$11.18
Income (loss) from investment operations:						
Net investment income	0.14[1]	0.21[1]	0.25[1]	0.05	0.06	0.08
Net realized and unrealized gain (loss) on investments.	(4.63)[1]	6.61[1]	1.81[1]	4.68	1.47	1.71
Total from investment operations	(4.49)	6.82	2.06	4.73	1.53	1.79
Less distributions from:						
Net investment income	(0.02)	(0.21)	(0.02)	(0.04)	(0.07)	(0.11)
Capital gains	(0.00)	(0.20)	(0.15)	(0.14)	(0.11)	(0.00)
Total distributions.	(0.02)	(0.41)	(0.17)	(0.18)	(0.18)	(0.11)
Net asset value, end of period	$22.55	$27.06	$20.65	$18.76	$14.21	$12.86
Total return[2].	−16.64%	33.19%	11.04%	33.40%	12.02%	16.06%
Net assets, end of period (in millions).	$5,822	$5,379	$1,118	$269	$39	$17
Ratio of expenses to average net assets	1.02%[3]	1.00%	1.13%	1.28%	1.44%	1.47%
Ratio of net investment income to average net assets	1.06%[3]	0.70%	1.28%	0.69%	0.56%	0.53%
Portfolio turnover rate	121%	57%	123%	53%	98%	254%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$26.57	$20.22	$18.50	$14.11	$12.83	$11.17
Income (loss) from investment operations:						
Net investment income (loss)	0.03[1]	(0.02)[1]	0.08	0.01	(0.03)	(0.03)
Net realized and unrealized gain (loss) on investments.	(4.54)[1]	6.50[1]	1.79	4.52	1.44	1.71
Total from investment operations	(4.51)	6.48	1.87	4.53	1.41	1.68
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)*	(0.02)	(0.02)
Capital gains	(0.00)	(0.13)	(0.15)	(0.14)	(0.11)	(0.00)
Total distributions.	(0.00)	(0.13)	(0.15)	(0.14)	(0.13)	(0.02)
Net asset value, end of period	$22.06	$26.57	$20.22	$18.50	$14.11	$12.83
Total return	−17.01%	32.07%	10.16%	32.22%	11.02%	15.07%
Net assets, end of period (in millions).	$356	$330	$119	$37	$11	$7
Ratio of expenses to average net assets	1.85%[2]	1.83%	1.98%	2.14%	2.30%	2.38%
Ratio of net investment income (loss) to average net assets	0.23%[2]	−0.09%	0.43%	−0.13%	−0.30%	−0.40%
Portfolio turnover rate	121%	57%	123%	53%	98%	254%

*Not shown due to rounding.
(1)Based on average weekly shares outstanding.
(2)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$26.64	$20.27	$18.54	$14.12	$12.83	$11.17
Income (loss) from investment operations:						
Net investment income (loss)	0.04[1]	(0.01)[1]	0.07	0.01	(0.03)	(0.03)
Net realized and unrealized gain (loss) on investments.	(4.55)[1]	6.53[1]	1.81	4.56	1.45	1.73
Total from investment operations	(4.51)	6.52	1.88	4.57	1.42	1.70
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.01)	(0.02)	(0.04)
Capital gains	(0.00)	(0.15)	(0.15)	(0.14)	(0.11)	(0.00)
Total distributions.	(0.00)	(0.15)	(0.15)	(0.15)	(0.13)	(0.04)
Net asset value, end of period	$22.13	$26.64	$20.27	$18.54	$14.12	$12.83
Total return	−16.96%	32.18%	10.19%	32.45%	11.11%	15.21%
Net assets, end of period (in millions).	$5,317	$4,854	$1,153	$250	$55	$49
Ratio of expenses to average net assets	1.78%[2]	1.77%	1.90%	2.01%	2.21%	2.27%
Ratio of net investment income (loss) to average net assets	0.30%[2]	−0.07%	0.52%	−0.01%	−0.22%	−0.26%
Portfolio turnover rate	121%	57%	123%	53%	98%	254%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$27.05	$20.69
Income (loss) from investment operations:		
Net investment income	0.11[2]	0.05[2]
Net realized and unrealized gain (loss) on investments	(4.64)[2]	6.57[2]
Total from investment operations	(4.53)	6.62
Less distributions from:		
Net investment income	(0.00)	(0.11)
Capital gains	(0.00)	(0.15)
Total distributions	(0.00)	(0.26)
Net asset value, end of period	$22.52	$27.05
Total return[3]	−16.78%	32.15%
Net assets, end of period (in millions)	$15	$11
Ratio of expenses to average net assets including expense waiver	1.26%[4]	1.63%[4]
Ratio of net investment income (loss) to average net assets including expense waiver	0.84%[4]	−0.05%[4]
Ratio of expenses to average net assets excluding expense waiver	1.53%[4]	1.63%[4][5]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.57%[4]	−0.05%[4][5]
Portfolio turnover rate	121%	57%[6]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver during the period.
(6)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$27.17	$20.71
Income (loss) from investment operations:		
Net investment income	0.18[2]	0.34[2]
Net realized and unrealized gain (loss)		
on investments.	(4.68)[2]	6.56[2]
Total from investment operations	(4.50)	6.90
Less distributions from:		
Net investment income	(0.02)	(0.24)
Capital gains	(0.00)	(0.20)
Total distributions	(0.02)	(0.44)
Net asset value, end of period	$22.65	$27.17
Total return	−16.55%	33.45%
Net assets, end of period (in millions)	$327	$104
Ratio of expenses to average net assets.	0.80%[3]	0.82%[3]
Ratio of net investment income to		
average net assets	1.38%[3]	0.84%[3]
Portfolio turnover rate.	121%	57%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout the Period: *(Unaudited)*

	For the period from 7-31-08[1] through 9-30-08
Net asset value, beginning of period	$26.74
Income (loss) from investment operations:	
Net investment income	0.16[2]
Net realized and unrealized loss on investments	(4.36)[2]
Total from investment operations	(4.20)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$22.54
Total return	−15.71%
Net assets, end of period (in thousands)	$93
Ratio of expenses to average net assets	1.30%[3]
Ratio of net investment income to average net assets	1.33%[3]
Portfolio turnover rate	121%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the six months ended September 30, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$27.08	$20.67	$18.78	$14.22	$12.87	$11.18
Income (loss) from investment operations:						
Net investment income	0.14[1]	0.18[1]	0.26[1]	0.05	0.08	0.09
Net realized and unrealized gain (loss) on investments	(4.64)[1]	6.62[1]	1.80[1]	4.69	1.45	1.71
Total from investment operations	(4.50)	6.80	2.06	4.74	1.53	1.80
Less distributions from:						
Net investment income	(0.02)	(0.19)	(0.02)	(0.04)	(0.07)	(0.11)
Capital gains	(0.00)	(0.20)	(0.15)	(0.14)	(0.11)	(0.00)
Total distributions.	(0.02)	(0.39)	(0.17)	(0.18)	(0.18)	(0.11)
Net asset value, end of period	$22.56	$27.08	$20.67	$18.78	$14.22	$12.87
Total return	−16.67%	33.07%	11.04%	33.46%	12.05%	16.19%
Net assets, end of period (in millions).	$1,585	$1,573	$203	$29	$4	$2
Ratio of expenses to average net assets including expense waiver	1.06%[2]	1.07%	1.15%	1.22%	1.35%	1.39%
Ratio of net investment income to average net assets including expense waiver	1.01%[2]	0.57%	1.30%	0.81%	0.66%	0.67%
Ratio of expenses to average net assets excluding expense waiver	1.07%[2]	1.07%[3]	1.15%[3]	1.22%[3]	1.35%[3]	1.39%[3]
Ratio of net investment income to average net assets excluding expense waiver	1.00%[2]	0.57%[3]	1.30%[3]	0.81%[3]	0.66%[3]	0.67%[3]
Portfolio turnover rate	121%	57%	123%	53%	98%	254%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver during the period.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY ENERGY FUND

Portfolio Highlights

On September 30, 2008, Ivy Energy Fund had net assets totaling $39,428 (in thousands) invested in a diversified portfolio of:

77.20%	Domestic Common Stocks
12.84%	Foreign Common Stocks
9.96%	Cash and Cash Equivalents and Options

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund was invested by industry as follows:

Sector Weightings



Energy Stocks	$72.61
Industrials Stocks	$10.28
Cash and Cash Equivalents and Options.	$ 9.96
Utilities Stocks	$ 3.94
Information Technology Stocks	$ 2.05
Financials Stocks	$ 1.16

The Investments of Ivy Energy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 3.28%		
Arch Coal, Inc.	9	$ 300
Cameco Corporation	6	135
CONSOL Energy Inc.	5	232
Foundation Coal Holdings, Inc.	6	202
Peabody Energy Corporation	9	423
		1,292
Construction & Engineering – 4.40%		
Chicago Bridge & Iron Company N.V., NY Shares	21	403
Fluor Corporation	13	719
Jacobs Engineering Group Inc. (A)	7	405
Shaw Group Inc. (The) (A)	7	208
		1,735
Construction & Farm Machinery & Heavy Trucks – 1.23%		
Bucyrus International, Inc., Class A	11	484
Electric Utilities – 2.68%		
Entergy Corporation	6	559
Exelon Corporation	8	499
		1,058
Electrical Components & Equipment – 4.02%		
Energy Conversion Devices, Inc. (A)	6	335
First Solar, Inc. (A)	4	812
GT Solar International, Inc. (A)	21	221
Suntech Power Holdings Co., Ltd., ADR (A)	6	219
		1,587
Electronic Equipment & Instruments – 0.85%		
SunPower Corporation, Class A (A)	5	333
Environmental & Facilities Services – 0.60%		
EnergySolutions, Inc.	24	237
Independent Power Producers & Energy Traders – 1.26%		
Mirant Corporation (A)	11	200
NRG Energy, Inc. (A)	12	297
		497

See Notes to Schedule of Investments on page 119.

The Investments of Ivy Energy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 0.03%		
John Bean Technologies Corporation (A)	1	$ 12
Integrated Oil & Gas – 12.79%		
BP p.l.c., ADR	11	541
ConocoPhillips	10	711
Exxon Mobil Corporation	14	1,122
Hess Corporation	5	404
Marathon Oil Corporation	10	385
Occidental Petroleum Corporation	13	886
Petroleo Brasileiro S.A. – Petrobras, ADR	8	369
SandRidge Energy, Inc. (A)	14	283
Suncor Energy Inc.	8	343
		5,044
Oil & Gas Drilling – 7.56%		
ENSCO International Incorporated	8	437
Helmerich & Payne, Inc.	22	935
Nabors Industries Ltd. (A)	27	660
Patterson-UTI Energy, Inc.	18	351
Transocean Inc.	5	599
		2,982
Oil & Gas Equipment & Services – 24.02%		
Baker Hughes Incorporated	8	487
BJ Services Company	27	525
Cameron International Corporation (A)	22	865
Complete Production Services, Inc. (A)	34	684
FMC Technologies, Inc. (A)	10	479
Halliburton Company	32	1,048
Honghua Group Limited (A)(B)	345	67
NATCO Group Inc., Class A (A)	10	408
National Oilwell Varco, Inc. (A)	24	1,206
Schlumberger Limited	17	1,302
Smith International, Inc.	16	962
Technip SA, ADR	4	208
Tenaris S.A., ADR	12	464
Weatherford International Ltd. (A)	31	767
		9,472

See Notes to Schedule of Investments on page 119.

The Investments of Ivy Energy Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 21.09%		
Anadarko Petroleum Corporation	8	$ 406
Apache Corporation	10	1,022
CNOOC Limited, ADR	3	286
Continental Resources, Inc. (A)	22	855
Devon Energy Corporation	10	882
EOG Resources, Inc.	9	761
Helix Energy Solutions Group, Inc. (A)	18	426
Newfield Exploration Company (A)	17	555
Noble Energy, Inc.	11	602
Southwestern Energy Company (A)	33	997
Talisman Energy Inc.	26	368
Ultra Petroleum Corp. (A)	8	451
XTO Energy Inc.	15	704
		8,315
Oil & Gas Refining & Marketing – 1.75%		
CVR Energy, Inc. (A)	18	156
Sunoco, Inc.	6	226
Valero Energy Corporation	10	307
		689
Oil & Gas Storage & Transportation – 2.12%		
El Paso Pipeline Partners, L.P.	18	286
Enbridge Inc.	14	548
		834
Semiconductor Equipment – 1.20%		
Applied Materials, Inc.	31	474
Specialized Finance – 1.16%		
IntercontinentalExchange, Inc. (A)	6	456
TOTAL COMMON STOCKS – 90.04%		**$35,501**

(Cost: $41,624)

See Notes to Schedule of Investments on page 119.

The Investments of Ivy Energy Fund

September 30, 2008
(In Thousands) (Unaudited)

PUT OPTIONS	Number of Contracts	Value
Morgan Stanley & Co. International plc Custom Solar Basket Collar, Nov. 90, Expires 11–24–08	2,560	$ 307
TOTAL PUT OPTIONS – 0.78%		**$ 307**
(Cost: $230)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper		
Air Products and Chemicals, Inc., 1.500%, 10–1–08	$1,055	1,055
Automatic Data Processing Inc., 2.000%, 10–1–08	1,400	1,400
Walgreen Co., 1.000%, 10–1–08	996	996
TOTAL SHORT-TERM SECURITIES – 8.75%		**$ 3,451**
(Cost: $3,451)		
TOTAL INVESTMENT SECURITIES – 99.57%		**$39,259**
(Cost: $45,305)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.43%		**169**
NET ASSETS – 100.00%		**$39,428**

Notes to Schedule of Investments

The following written call options were outstanding at September 30, 2008:

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Morgan Stanley & Co. International plc Custom Solar Basket Collar	2,560	November/110.0	$223	$54

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

Securities with an aggregate market value of $67, representing 0.17% of net assets, have been valued in good faith by the Valuation Committee subject to the supervision of the Board of Directors.

The following acronym is used throughout this portfolio:
ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY ENERGY FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $45,305)	$39,259
Receivables:	
Fund shares sold	201
Dividends and interest	25
Prepaid and other assets	70
Total assets	39,555

LIABILITIES

Outstanding written options at value (premium received – $22)	54
Payable to Fund shareholders	22
Payable for investment securities purchased	19
Accrued shareholder servicing	18
Due to custodian	10
Accrued accounting services fee	3
Accrued management fee	1
Accrued distribution and service fees	—*
Total liabilities	127
Total net assets	$39,428

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 35
Additional paid-in capital	46,496
Accumulated loss:	
Accumulated net investment loss	(195)
Accumulated net realized loss on investment transactions	(1,031)
Net unrealized depreciation in value of investments	(5,877)
Net assets applicable to outstanding units of capital	$39,428

Net asset value per share (net assets divided by shares outstanding):

Class A	$11.25
Class B	$11.07
Class C	$11.10
Class E	$11.27
Class I	$11.31
Class Y	$11.29

Capital shares outstanding:

Class A	2,740
Class B	176
Class C	349
Class E	10
Class I	10
Class Y	227
Capital shares authorized	150,000

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY ENERGY FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income:

Dividends (net of foreign withholding taxes of $3)	$ 163
Interest and amortization	54
Total income	217

Expenses:

Investment management fee	203
Distribution and service fees:	
Class A	44
Class B	12
Class C	22
Class E	—*
Class Y	7
Shareholder servicing:	
Class A	65
Class B	5
Class C	6
Class E	—*
Class I	—*
Class Y	5
Registration fees	39
Accounting services fee	18
Audit fees	11
Custodian fees	5
Legal fees	—*
Other	16
Total	458
Less expenses in excess of limit	(46)
Total expenses	412
Net investment loss	(195)

REALIZED AND UNREALIZED LOSS
ON INVESTMENTS

Realized net loss on investments	(64)
Unrealized depreciation in value of investments during the period	(10,305)
Net loss on investments	(10,369)
Net decrease in net assets resulting from operations	$(10,564)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ENERGY FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (195)	$ (139)
Realized net loss on investments	(64)	(871)
Unrealized appreciation (depreciation)	(10,305)	4,102
Net increase (decrease) in net assets resulting from operations	(10,564)	3,092
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class Y	(—)	(—)
Return of capital:		
Class A	(—)	(33)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(1)
Class Y	(—)	(8)
	(—)	(42)
Capital share transactions	12,979	26,373
Total increase	2,415	29,423
NET ASSETS		
Beginning of period.	37,013	7,590
End of period.	$39,428	$37,013
Accumulated net investment loss	$ (195)	$ (—)*

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 123 - 128.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended 3-31-08	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$13.67	$10.35	$10.00
Income (loss) from investment operations:			
Net investment loss.	(0.05)[2]	(0.07)[2]	(0.09)
Net realized and unrealized gain			
(loss) on investments.	(2.37)[2]	3.41[2]	0.44
Total from investment operations	(2.42)	3.34	0.35
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Return of capital	(0.00)	(0.02)	(0.00)
Total distributions	(0.00)	(0.02)	(0.00)
Net asset value, end of period	$11.25	$13.67	$10.35
Total return[3]	−17.70%	32.27%	3.50%
Net assets, end of period (in millions)	$31	$27	$5
Ratio of expenses to average net assets including expense waiver	1.60%[4]	1.66%	2.74%[4]
Ratio of net investment loss to average net assets including expense waiver	−0.69%[4]	−0.53%	−1.30%[4]
Ratio of expenses to average net assets excluding expense waiver	1.85%[4]	2.01%	3.58%[4]
Ratio of net investment loss to average net assets excluding expense waiver	−0.94%[4]	−0.88%	−2.14%[4]
Portfolio turnover rate.	1%	35%	11%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended 3-31-08	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$13.52	$10.29	$10.00
Income (loss) from investment operations:			
Net investment loss.	(0.12)[2]	(0.16)[2]	(0.13)
Net realized and unrealized gain			
(loss) on investments.	(2.33)[2]	3.39[2]	0.42
Total from investment operations	(2.45)	3.23	0.29
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Return of capital	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.07	$13.52	$10.29
Total return	−18.12%	31.39%	2.90%
Net assets, end of period (in millions)	$2	$2	$1
Ratio of expenses to average net assets including expense waiver	2.57%[3]	2.44%	3.13%[3]
Ratio of net investment loss to average net assets including expense waiver	−1.66%[3]	−1.26%	−1.64%[3]
Ratio of expenses to average net assets excluding expense waiver	2.67%[3]	2.79%	3.97%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−1.76%[3]	−1.61%	−2.48%[3]
Portfolio turnover rate.	1%	35%	11%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended 3-31-08	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$13.55	$10.30	$10.00
Income (loss) from investment operations:			
Net investment loss.	(0.11)[2]	(0.14)[2]	(0.14)
Net realized and unrealized gain			
(loss) on investments.	(2.34)[2]	3.39[2]	0.44
Total from investment operations	(2.45)	3.25	0.30
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Return of capital	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.10	$13.55	$10.30
Total return	−18.08%	31.55%	3.00%
Net assets, end of period (in millions)	$4	$3	$1
Ratio of expenses to average net assets including expense waiver	2.45%[3]	2.28%	3.17%[3]
Ratio of net investment loss to average net assets including expense waiver	−1.54%[3]	−1.09%	−1.72%[3]
Ratio of expenses to average net assets excluding expense waiver	2.45%[3][4]	2.63%	4.01%[3]
Ratio of net investment loss to average net assets excluding expense waiver	−1.54%[3][4]	−1.44%	−2.56%[3]
Portfolio turnover rate.	1%	35%	11%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver to expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class E Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-08	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$13.69	$10.48
Income (loss) from investment operations:		
Net investment income (loss)	(0.04)[3]	0.08[3]
Net realized and unrealized gain (loss)		
on investments.	(2.38)[3]	3.19[3]
Total from investment operations	(2.42)	3.27
Less distributions from:		
Net investment income	(0.00)	(0.00)
Return of capital	(0.00)	(0.06)
Total distributions	(0.00)	(0.06)
Net asset value, end of period	$11.27	$13.69
Total return[4]	−17.68%	31.15%
Net assets, end of period (in thousands)	$130	$131
Ratio of expenses to average net assets		
including expense waiver	1.44%[5]	1.31%[5]
Ratio of net investment loss to average net		
assets including expense waiver	−0.53%[5]	−0.06%[5]
Ratio of expenses to average net assets		
excluding expense waiver.	1.44%[5][6]	1.66%[5]
Ratio of net investment loss to average net		
assets excluding expense waiver	−0.53%[5][6]	−0.41%[5]
Portfolio turnover rate.	1%	35%[7]

(1)Class is closed.
(2)Commencement of operations of the class.
(3)Based on average weekly shares outstanding.
(4)Total return calculated without taking into account the sales load deducted on an initial purchase.
(5)Annualized.
(6)There was no waiver of expenses during the period.
(7)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$13.72	$10.51
Income (loss) from investment operations:		
Net investment income (loss)	(0.03)[2]	0.10[2]
Net realized and unrealized gain (loss)		
on investments.	(2.38)[2]	3.19[2]
Total from investment operations	(2.41)	3.29
Less distributions from:		
Net investment income	(0.00)	(0.00)
Return of capital	(0.00)	(0.08)
Total distributions	(0.00)	(0.08)
Net asset value, end of period	$11.31	$13.72
Total return	−17.57%	31.26%
Net assets, end of period (in thousands)	$131	$131
Ratio of expenses to average net assets		
including expense waiver	1.36%[3]	1.19%[3]
Ratio of net investment income (loss) to average		
net assets including expense waiver	−0.44%[3]	0.05%[3]
Ratio of expenses to average net assets		
excluding expense waiver.	1.36%[3][4]	1.54%[3]
Ratio of net investment loss to average net		
assets excluding expense waiver	−0.44%[3][4]	−0.30%[3]
Portfolio turnover rate.	1%	35%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver during the period.
(5)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended 3-31-08	For the period from 4-3-06[1] to 3-31-07
Net asset value, beginning of period	$13.73	$10.38	$10.00
Income (loss) from investment operations:			
Net investment loss.	(0.05)[2]	(0.07)[2]	(0.08)
Net realized and unrealized gain			
(loss) on investments.	(2.39)[2]	3.46[2]	0.46
Total from investment operations	(2.44)	3.39	0.38
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Return of capital	(0.00)	(0.04)	(0.00)
Total distributions	(0.00)	(0.04)	(0.00)
Net asset value, end of period	$11.29	$13.73	$10.38
Total return	−17.77%	32.67%	3.80%
Net assets, end of period (in millions)	$2	$5	$1
Ratio of expenses to average			
net assets including			
expense waiver	1.60%[3]	1.55%	2.32%[3]
Ratio of net investment			
loss to average net assets			
including expense waiver	−0.68%[3]	−0.51%	−0.82%[3]
Ratio of expenses to average			
net assets excluding			
expense waiver	1.60%[3][4]	1.90%	3.16%[3]
Ratio of net investment			
loss to average net assets			
excluding expense waiver.	−0.68%[3][4]	−0.86%	−1.66%[3]
Portfolio turnover rate.	1%	35%	11%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)The Fund's waiver provides no impact to the ratios due to rounding.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On September 30, 2008, Ivy Science and Technology Fund had net assets totaling $601,622 (in thousands) invested in a diversified portfolio of:

69.55%	Common Stocks
30.45%	Cash and Cash Equivalents and Options

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



	Information Technology Stocks	$34.29
	Cash and Cash Equivalents and Options . .	$30.45
	Health Care Stocks	$14.44
	Consumer Staples Stocks	$ 5.23
	Industrials Stocks	$ 4.78
	Energy Stocks	$ 4.70
	Miscellaneous Stocks[1]	$ 4.16
	Materials Stocks	$ 1.95

(1)Includes $1.90 Consumer Discretionary Stocks, $1.30 Financials Stocks and $0.96 Telecommunication Services Stocks.

The Investments of Ivy Science and Technology Fund

September 30, 2008
(In Thousands) *(Unaudited)*

COMMON STOCKS	Shares	Value
Agricultural Products – 5.23%		
Archer Daniels Midland Company	660	$ 14,454
Bunge Limited	270	17,027
		31,481
Application Software – 9.63%		
ACI Worldwide, Inc. (A)	977	17,165
Aspen Technology, Inc. (A).........................	1,872	24,007
Citrix Systems, Inc. (A)............................	207	5,235
Lawson Software, Inc. (A)	1,646	11,517
		57,924
Biotechnology – 5.41%		
Amgen Inc. (A)	125	7,414
Genzyme Corporation (A)(B).........................	252	20,373
Isis Pharmaceuticals, Inc. (A).......................	281	4,753
		32,540
Communications Equipment – 2.53%		
Research In Motion Limited (A)(B)	223	15,245
Computer Hardware – 2.05%		
Apple Inc. (A)	108	12,301
Computer Storage & Peripherals – 0.61%		
Netezza Corporation (A)	228	2,423
Novatel Wireless, Inc. (A)	200	1,215
		3,638
Consumer Electronics – 1.43%		
Garmin Ltd. (A)....................................	254	8,620
Consumer Finance – 0.47%		
Global Cash Access, Inc. (A)	558	2,823
Data Processing & Outsourced Services – 3.66%		
Euronet Worldwide, Inc. (A)	465	7,794
Fidelity National Information Services, Inc.	252	4,645
Lender Processing Services, Inc. (A)...................	314	9,574
		22,013
Diversified Chemicals – 1.95%		
E.I. du Pont de Nemours and Company	178	7,178
FMC Corporation	88	4,522
		11,700

See Notes to Schedule of Investments on page 135.

The Investments of Ivy Science and Technology Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 0.68%		
Power-One, Inc. (A)	1,192	$ 1,644
Ultralife Corporation (A)	309	2,419
		4,063
Electronic Equipment & Instruments – 0.38%		
IPG Photonics Corporation (A)	117	2,287
General Merchandise Stores – 0.47%		
Conn's, Inc. (A)	151	2,827
Health Care Distributors – 0.70%		
Animal Health International, Inc. (A)	501	4,214
Health Care Equipment – 0.35%		
Insulet Corporation (A)	150	2,090
Health Care Facilities – 1.32%		
HealthSouth Corporation (A)	430	7,916
Health Care Services – 1.25%		
HMS Holdings Corp. (A)	314	7,534
Health Care Supplies – 0.37%		
TranS1 Inc. (A)	226	2,238
Health Care Technology – 5.04%		
Cerner Corporation (A)	605	26,983
Eclipsys Corporation (A)	161	3,371
		30,354
Home Entertainment Software – 2.33%		
Activision Blizzard, Inc. (A)	63	973
Nintendo Co., Ltd. (C)	31	13,065
		14,038
Industrial Machinery – 4.10%		
ESCO Technologies Inc. (A)	504	24,283
Pentair, Inc.	12	408
		24,691

See Notes to Schedule of Investments on page 135.

The Investments of Ivy Science and Technology Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Integrated Telecommunication Services – 0.96%		
AT&T Inc.	208	$ 5,796
Internet Software & Services – 2.01%		
SAVVIS, Inc. (A)	344	4,634
Yahoo! Inc. (A)	431	7,447
		12,081
IT Consulting & Other Services – 2.17%		
Telvent GIT, S.A. (C)	260	5,511
Telvent GIT, S.A.	321	7,569
		13,080
Life & Health Insurance – 0.83%		
Amil Participacoes S.A. (C)	829	4,966
Oil & Gas Equipment & Services – 0.93%		
ION Geophysical Corporation (A)	395	5,607
Oil & Gas Exploration & Production – 3.77%		
Noble Energy, Inc.	408	22,686
Semiconductor Equipment – 0.34%		
EMCORE Corporation (A)	416	2,061
Semiconductors – 8.58%		
Cree, Inc. (A)	953	21,724
Maxim Integrated Products, Inc.	321	5,791
PMC-Sierra, Inc. (A)	1,336	9,934
Samsung Electronics Co., Ltd. (C)	31	14,160
		51,609
TOTAL COMMON STOCKS – 69.55%		**$418,423**

(Cost: $453,042)

See Notes to Schedule of Investments on page 135.

The Investments of Ivy Science and Technology Fund

September 30, 2008
(In Thousands) *(Unaudited)*

CALL OPTIONS	Number of Contracts	Value
Research In Motion Limited:		
Nov 80, Expires 11–24–08	1	$ 362
Dec125, Expires 12–22–08	–*	5
TOTAL CALL OPTIONS – 0.06%		$ 367
(Cost: $445)		

PUT OPTIONS		
Cerner Corporation,		
Dec 40, Expires 12–22–08	–*	6
Genzyme Corporation,		
Jan 70, Expires 1–20–09	2	448
Research In Motion Limited,		
Dec 90, Expires 12–22–08	–*	294
TOTAL PUT OPTIONS – 0.12%		$ 748
(Cost: $902)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 25.12%		
Air Products and Chemicals, Inc.,		
1.500%, 10–1–08	$24,906	24,906
Automatic Data Processing Inc.,		
2.000%, 10–1–08	2,797	2,797
Campbell Soup Co.:		
2.200%, 10–7–08	3,000	2,999
1.930%, 10–14–08	5,000	4,996
Caterpillar Inc.,		
2.100%, 10–28–08	10,000	9,984
Coca-Cola Company (The),		
2.100%, 10–22–08	9,000	8,989
Danaher Corporation,		
1.750%, 10–6–08	7,000	6,998
Deere (John) Capital Corporation,		
2.500%, 10–24–08	5,000	4,992
E.I. du Pont de Nemours and Company,		
2.100%, 10–22–08	5,000	4,994
IBM International Group Capital LLC (International Business Machines Corporation),		
2.280%, 10–2–08	7,000	7,000

See Notes to Schedule of Investments on page 135.

The Investments of Ivy Science and Technology Fund

September 30, 2008
(In Thousands)   (Unaudited)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Illinois Tool Works Inc.,		
2.270%, 10–20–08	$ 7,500	$ 7,491
Johnson & Johnson,		
2.035%, 11–3–08	10,000	9,981
Kellogg Co.,		
4.750%, 10–7–08	4,000	3,997
Merck & Co., Inc.,		
2.100%, 10–15–08	2,000	1,998
PepsiCo, Inc.,		
2.050%, 10–2–08	5,000	5,000
Pfizer Inc.,		
1.800%, 10–8–08	11,000	10,996
Procter & Gamble International Funding S.C.A. (Procter &		
Gamble Company (The)):		
2.095%, 10–7–08	4,000	3,999
2.100%, 10–7–08	5,000	4,998
Toyota Motor Credit Corporation,		
2.650%, 10–7–08	10,000	9,996
Walt Disney Company (The),		
2.020%, 10–14–08	10,000	9,993
Wisconsin Electric Power Co.,		
2.750%, 10–10–08	4,000	3,997
		151,101
United States Government Obligations – 4.15%		
United States Treasury Bills:		
0.100%, 10–23–08	5,000	5,000
0.300%, 10–23–08	15,000	14,997
0.320%, 10–30–08	5,000	4,999
		24,996
TOTAL SHORT-TERM SECURITIES – 29.27%		**$176,097**
(Cost: $176,097)		
TOTAL INVESTMENT SECURITIES – 99.00%		**$595,635**
(Cost: $630,486)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.00%		5,987
NET ASSETS – 100.00%		**$601,622**

See Notes to Schedule of Investments on page 135.

September 30, 2008
(In Thousands) *(Unaudited)*

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities serve as cover for the following written options outstanding at September 30, 2008:

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Cerner Corporation:	–*	December/50.0	$ 6	$ 7
Genzyme Corporation:	2	January/82.5	799	955
Research In Motion Limited:	–*	December/125.0	81	5
			$886	$967

*Not shown due to rounding as amount is less than 500.

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
Research In Motion Limited:	–*	December/90.0	$149	$290

*Not shown due to rounding as amount is less than 500.

(C)Listed on an exchange outside the United States.

Securities with an aggregate market value of $32,736, representing 5.44% of net assets, have been valued in good faith by the Valuation Committee appointed by the Board of Directors.

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY SCIENCE AND TECHNOLOGY FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $630,486)	$595,635
Cash denominated in foreign currencies (cost – $6,029).	5,696
Receivables:	
Fund shares sold.	4,268
Dividends and interest.	190
Investment securities sold	6
Prepaid and other assets	57
Total assets	605,852

LIABILITIES

Payable to Fund shareholders	1,675
Outstanding written options at market (premium received – $1,035)	1,257
Due to custodian.	969
Accrued shareholder servicing.	183
Accrued accounting services fee	15
Accrued management fee	14
Payable for investment securities purchased	8
Accrued distribution and service fees.	7
Other.	102
Total liabilities.	4,230
Total net assets.	$601,622

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities (Continued)

IVY SCIENCE AND TECHNOLOGY FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 235
Additional paid-in capital	607,585
Accumulated undistributed income (loss):	
Accumulated net investment loss	(1,993)
Accumulated undistributed net realized gain on	
investment transactions	31,200
Net unrealized depreciation in value of investments.	(35,405)
Net assets applicable to outstanding units of capital.	$601,622
Net asset value per share (net assets divided by shares outstanding):	
Class A	$25.71
Class B	$23.57
Class C	$24.08
Class E	$25.53
Class I	$27.13
Class R	$25.64
Class Y	$26.65
Capital shares outstanding:	
Class A	10,397
Class B	759
Class C	5,130
Class E	66
Class I	561
Class R	168
Class Y	6,442
Capital shares authorized	300,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY SCIENCE AND TECHNOLOGY FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income:	
Interest and amortization	$ 2,283
Dividends (net of foreign withholding taxes of $38)	1,063
Total income	3,346
Expenses:	
Investment management fee	2,655
Distribution and service fees:	
Class A	346
Class B	105
Class C	661
Class E	2
Class R	9
Class Y	223
Shareholder servicing:	
Class A	366
Class B	51
Class C	202
Class E	11
Class I	10
Class R	4
Class Y	142
Accounting services fee	85
Custodian fees	39
Audit fees	18
Legal fees	3
Other	185
Total	5,117
Less expenses in excess of limit	(5)
Total expenses	5,112
Net investment loss	(1,766)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized net gain on securities	12,845
Realized net gain on written options	3,389
Realized net loss on foreign currency exchange transactions	(177)
Realized net gain on investments	16,057
Unrealized depreciation in value of securities during the period	(68,246)
Unrealized depreciation in value of written options during the period	(1,505)
Unrealized depreciation in value of investments during the period	(69,751)
Net loss on investments	(53,694)
Net decrease in net assets resulting from operations	$(55,460)

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SCIENCE AND TECHNOLOGY FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (1,766)	$ (3,067)
Realized net gain on investments	16,057	67,264
Unrealized depreciation.	(69,751)	(38,020)
Net increase (decrease) in net assets resulting from operations	(55,460)	26,177
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class R	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(27,369)
Class B	(—)	(2,369)
Class C	(—)	(13,353)
Class E	(—)	(111)
Class I	(—)	(295)
Class R	(—)	(131)
Class Y	(—)	(15,381)
	(—)	(59,009)
Capital share transactions	102,849	196,375
Total increase	47,389	163,543
NET ASSETS		
Beginning of period.	554,233	390,690
End of period.	$601,622	$554,233
Accumulated net investment loss	$ (1,993)	$ (50)

(1)See "Financial Highlights" on pages 140 - 146.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$27.87	$28.70	$27.08	$21.34	$19.55	$14.17
Income (loss) from investment operations:						
Net investment loss	(0.09)	(0.17)	(0.23)	(0.30)	(0.28)	(0.19)
Net realized and unrealized gain (loss) on investments	(2.07)	2.78	1.91	6.04	2.07	5.57
Total from investment operations	(2.16)	2.61	1.68	5.74	1.79	5.38
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(3.44)	(0.06)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(3.44)	(0.06)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$25.71	$27.87	$28.70	$27.08	$21.34	$19.55
Total return[1].	−7.75%	8.27%	6.22%	26.90%	9.16%	37.97%
Net assets, end of period (in millions).	$267	$245	$185	$164	$55	$36
Ratio of expenses to average net assets	1.48%[2]	1.43%	1.47%	1.51%	1.70%	1.80%
Ratio of net investment loss to average net assets	−0.40%[2]	−0.39%	−0.88%	−1.02%	−1.09%	−1.35%
Portfolio turnover rate	27%	96%	81%	112%	106%	114%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$25.68	$26.66	$25.42	$20.24	$18.77	$13.77
Income (loss) from investment operations:						
Net investment loss	(0.19)[1]	(0.28)	(0.48)	(0.40)	(0.42)	(0.39)
Net realized and unrealized gain (loss) on investments	(1.92)[1]	2.42	1.78	5.58	1.89	5.39
Total from investment operations	(2.11)	2.14	1.30	5.18	1.47	5.00
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(3.12)	(0.06)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(3.12)	(0.06)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$23.57	$25.68	$26.66	$25.42	$20.24	$18.77
Total return	−8.22%	7.19%	5.13%	25.59%	7.83%	36.31%
Net assets, end of period (in millions).	$18	$20	$19	$18	$12	$11
Ratio of expenses to average net assets	2.49%[2]	2.42%	2.51%	2.58%	2.90%	3.06%
Ratio of net investment loss to average net assets	−1.43%[2]	−1.39%	−1.91%	−2.10%	−2.31%	−2.60%
Portfolio turnover rate	27%	96%	81%	112%	106%	114%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$26.21	$27.14	$25.84	$20.53	$18.98	$13.88
Income (loss) from investment operations:						
Net investment loss	(0.10)	(0.26)	(0.49)	(0.43)	(0.42)	(0.38)
Net realized and unrealized gain (loss) on investments	(2.03)	2.50	1.85	5.74	1.97	5.48
Total from investment operations	(2.13)	2.24	1.36	5.31	1.55	5.10
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(3.17)	(0.06)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.00)	(3.17)	(0.06)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$24.08	$26.21	$27.14	$25.84	$20.53	$18.98
Total return	−8.13%	7.38%	5.32%	25.86%	8.17%	36.74%
Net assets, end of period (in millions).	$124	$122	$109	$113	$88	$89
Ratio of expenses to average net assets	2.27%[1]	2.26%	2.33%	2.38%	2.58%	2.66%
Ratio of net investment loss to average net assets	−1.21%[1]	−1.23%	−1.74%	−1.90%	−2.00%	−2.15%
Portfolio turnover rate	27%	96%	81%	112%	106%	114%

(1)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$27.76	$28.79
Income (loss) from investment operations:		
Net investment loss.	(0.11)	(0.44)[2]
Net realized and unrealized gain (loss)		
on investments.	(2.12)	2.69[2]
Total from investment operations	(2.23)	2.25
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(3.28)
Total distributions	(0.00)	(3.28)
Net asset value, end of period	$25.53	$27.76
Total return[3]	−8.03%	6.98%
Net assets, end of period (in millions)	$2	$1
Ratio of expenses to average net assets		
including expense waiver	2.07%[4]	2.61%[4]
Ratio of net investment loss to average		
net assets including expense waiver	−1.00%[4]	−1.46%[4]
Ratio of expenses to average net assets		
excluding expense waiver.	2.72%[4]	2.61%[4][5]
Ratio of net investment loss to average net		
assets excluding expense waiver	−1.65%[4]	−1.46%[4][5]
Portfolio turnover rate.	27%	96%[6]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver of expenses during the period.
(6)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$29.35	$29.71
Income (loss) from investment operations:		
Net investment income	0.00[2]	0.02[2]
Net realized and unrealized gain (loss)		
on investments	(2.22)[2]	3.16[2]
Total from investment operations	(2.22)	3.18
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(3.54)
Total distributions	(0.00)	(3.54)
Net asset value, end of period	$27.13	$29.35
Total return	−7.56%	9.89%
Net assets, end of period (in millions)	$15	$9
Ratio of expenses to average net assets	1.08%[3]	1.10%[3]
Ratio of net investment income to		
average net assets	0.01%[3]	0.05%[3]
Portfolio turnover rate	27%	96%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

| | For the six months ended 9-30-08 | For the fiscal year ended March 31, | | For the period from 12-29-05[1] to 3-31-06 |
		2008	2007	
Net asset value, beginning of period	$27.81	$28.64	$27.07	$25.77
Income (loss) from investment operations:				
Net investment loss.	(0.14)	(0.15)[2]	(0.27)	(0.09)
Net realized and unrealized gain (loss) on investments.	(2.03)	2.68[2]	1.90	1.39
Total from investment operations . .	(2.17)	2.53	1.63	1.30
Less distributions from:				
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(3.36)	(0.06)	(0.00)
Total distributions	(0.00)	(3.36)	(0.06)	(0.00)
Net asset value, end of period	$25.64	$27.81	$28.64	$27.07
Total return	−7.80%	8.03%	6.03%	5.05%
Net assets, end of period (in thousands)	$4,310	$2,185	$429	$105
Ratio of expenses to average net assets	1.62%[3]	1.63%	1.65%	1.68%[3]
Ratio of net investment loss to average net assets	−0.55%[3]	−0.50%	−1.08%	−1.29%[3]
Portfolio turnover rate.	27%	96%	81%	112%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2006.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$28.87	$29.62	$27.92	$21.96	$20.07	$14.51
Income (loss) from investment operations:						
Net investment loss	(0.08)	(0.09)[1]	(0.22)	(0.27)	(0.18)[1]	(0.15)
Net realized and unrealized gain (loss) on investments.....	(2.14)	2.81[1]	1.98	6.23	2.07[1]	5.71
Total from investment operations	(2.22)	2.72	1.76	5.96	1.89	5.56
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(3.47)	(0.06)	(0.00)	(0.00)	(0.00)
Total distributions.........	(0.00)	(3.47)	(0.06)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$26.65	$28.87	$29.62	$27.92	$21.96	$20.07
Total return	−7.69%	8.38%	6.32%	27.14%	9.42%	38.32%
Net assets, end of period (in millions)...........	$172	$155	$78	$57	$33	$9
Ratio of expenses to average net assets	1.34%[2]	1.34%	1.35%	1.37%	1.45%	1.45%
Ratio of net investment loss to average net assets	−0.27%[2]	−0.28%	−0.76%	−0.88%	−0.87%	−1.03%
Portfolio turnover rate	27%	96%	81%	112%	106%	114%

(1) Based on average weekly shares outstanding.
(2) Annualized.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY HIGH INCOME FUND

Portfolio Highlights

On September 30, 2008, Ivy High Income Fund had net assets totaling $170,305 (in thousands) invested in a diversified portfolio of:

74.99%	Domestic Corporate Debt Securities
13.52%	Senior Loans
10.39%	Cash and Cash Equivalents
0.77%	Foreign Corporate Debt Securities
0.33%	Domestic Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



	Corporate Debt	**$75.76**
	Consumer Discretionary Bonds	$24.08
	Industrials Bonds	$17.33
	Financial Bonds	$ 8,54
	Health Care Bonds	$ 7.89
	Consumer Staples Bonds.	$ 6.39
	Materials Bonds	$ 4.58
	Information Technology Bonds	$ 3.48
	Utilities Bonds	$ 2.77
	Energy Bonds	$ 0.70
	Senior Loans	**$13.52**
	Consumer Discretionary Senior Loans . .	$ 3.90
	Utilities Senior Loans	$ 3.34
	Health Care Senior Loans	$ 2.32
	Miscellaneous Senior Loans[1]	$ 1.50
	Consumer Staples Senior Loans	$ 1.44
	Industrials Senior Loans	$ 1.02
	Cash and Cash Equivalents and Domestic Common Stocks	**$10.72**

[1]Includes $0.51 Commercial and Professional Services Senior Loans, $0.53 Financials Senior Loans and $0.46 Media Senior Loans.

Quality Weightings

On September 30, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



	Investment Grade	
■	AA	0.49%
■	A	1.10%
	Non-Investment Grade	
■	BBB	3.11%
■	BB	15.55%
□	B	43.94%
■	Below B	22.49%
■	Non-rated	2.60%
□	**Cash and Cash Equivalents and Common Stocks**	**10.72%**

Ratings reflected in the wheel are taken from Standard & Poor's and Moody's.

The Investments of Ivy High Income Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.03%		
Pinnacle Entertainment, Inc. (A)	7	$ 53
Commodity Chemicals – 0.03%		
Innophos Holdings, Inc.	2	41
Consumer Finance – 0.08%		
Global Cash Access, Inc. (A)	28	142
Oil & Gas Storage & Transportation – 0.19%		
Inergy, L.P.	15	321
TOTAL COMMON STOCKS – 0.33%		$ 557
(Cost: $775)		

CORPORATE DEBT SECURITIES	Principal	
Apparel, Accessories & Luxury Goods – 0.81%		
Oxford Industries, Inc.,		
8.875%, 6–1–11	$ 225	203
Perry Ellis International, Inc.,		
8.875%, 9–15–13	1,335	1,175
		1,378
Automobile Manufacturers – 0.80%		
General Motors Corporation,		
7.200%, 1–15–11	750	441
UCI Holdco, Inc.,		
10.319%, 12–15–13 (B)(C).	1,224	925
		1,366
Automotive Retail – 2.64%		
AutoNation, Inc.:		
4.791%, 4–15–13 (B)	1,000	842
7.000%, 4–15–14	2,500	2,175
Group 1 Automotive, Inc.,		
8.250%, 8–15–13	1,625	1,479
		4,496
Building Products – 5.69%		
CPG International I Inc.,		
10.500%, 7–1–13	500	340
Interface, Inc.:		
10.375%, 2–1–10	250	255
9.500%, 2–1–14	2,045	2,065

See Notes to Schedule of Investments on page 157.

September 30, 2008
(In Thousands) *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Building Products (Continued)		
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
9.750%, 9–1–12	$ 200	$ 180
Nortek, Inc.,		
10.000%, 12–1–13 (D)	1,000	880
PIH Acquisition Co.,		
10.750%, 10–1–13	675	405
Ply Gem Industries, Inc.:		
9.000%, 2–15–12	3,500	1,908
11.750%, 6–15–13 (D)	4,250	3,655
		9,688
Cable & Satellite – 1.21%		
DirecTV Holdings LLC and DirecTV Financing Co.,		
7.625%, 5–15–16 (D)	1,500	1,357
EchoStar DBS Corporation,		
7.750%, 5–31–15	850	720
		2,077
Casinos & Gaming – 5.69%		
Inn of the Mountain Gods Resort and Casino,		
12.000%, 11–15–10	1,500	1,020
Mandalay Resort Group,		
9.375%, 2–15–10	750	690
MGM MIRAGE:		
8.500%, 9–15–10	1,250	1,150
8.375%, 2–1–11	500	409
6.750%, 9–1–12	1,500	1,174
Pinnacle Entertainment, Inc.:		
8.250%, 3–15–12	2,445	2,362
8.750%, 10–1–13	1,000	958
7.500%, 6–15–15	1,750	1,295
Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp.,		
6.625%, 12–1–14	750	639
		9,697
Chemicals – 3.20%		
Compass Minerals International, Inc.,		
12.000%, 6–1–13	610	646
Mosaic Company (The):		
7.375%, 12–1–14 (D)	195	202
7.625%, 12–1–16 (D)	3,400	3,472
Nalco Company,		
7.750%, 11–15–11	1,150	1,127
		5,447

See Notes to Schedule of Investments on page 157.

The Investments of Ivy High Income Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 2.59%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.000%, 11–1–11 (E)	$3,350	$ 2,981
Global Cash Access, L.L.C. and Global Cash Access		
Finance Corporation,		
8.750%, 3–15–12	1,622	1,427
		4,408
Consumer Products – 2.56%		
Visant Holding Corp.:		
0.000%, 12–1–13 (E)	400	362
8.750%, 12–1–13	4,350	3,991
		4,353
Containers – 2.79%		
Freescale Semiconductor, Inc.:		
8.875%, 12–15–14	1,000	690
6.694%, 12–15–14 (B)	1,000	670
Graham Packaging Company, L.P. and GPC Capital Corp. I:		
8.500%, 10–15–12	1,000	925
9.875%, 10–15–14	750	653
Solo Cup Company,		
8.500%, 2–15–14	2,250	1,800
		4,738
Diversified Banks – 0.77%		
FCE Bank plc,		
7.875%, 2–15–11 (F)	GBP1,000	1,316
Finance – 2.48%		
Ford Motor Credit Company:		
9.750%, 9–15–10	$2,000	1,434
8.000%, 12–15–16	1,500	948
General Motors Acceptance Corporation,		
6.875%, 9–15–11	2,250	1,005
Goldman Sachs Group, Inc. (The),		
6.150%, 4–1–18	1,000	832
		4,219
Gas Pipe Lines – 0.30%		
Sonat Inc.,		
7.625%, 7–15–11	500	506

See Notes to Schedule of Investments on page 157.

The Investments of Ivy High Income Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities / Supplies – 7.31%		
Biomet, Inc.,		
11.625%, 10–15–17	$2,500	$ 2,513
HCA Inc.:		
6.750%, 7–15–13	750	630
9.625%, 11–15–16	1,750	1,662
HealthSouth Corporation,		
9.133%, 6–15–14 (B)	2,150	2,086
ReAble Therapeutics Finance LLC and ReAble		
Therapeutics Finance Corporation:		
11.750%, 11–15–14	2,000	1,790
10.875%, 11–15–14	300	287
Rural/Metro Corporation,		
0.000%, 3–15–16 (E)	320	208
US Oncology, Inc.:		
9.000%, 8–15–12	2,000	2,000
10.750%, 8–15–14	1,275	1,281
		12,457
Household Products – 1.64%		
Sealy Mattress Company,		
8.250%, 6–15–14	500	392
Simmons Bedding Company,		
7.875%, 1–15–14	1,000	750
Simmons Company,		
0.000%, 12–15–14 (E)	2,955	1,655
		2,797
Lodging – 1.28%		
Gaylord Entertainment Company,		
8.000%, 11–15–13	2,500	2,175
Packaged Foods & Meats – 2.71%		
Central Garden & Pet Company,		
9.125%, 2–1–13	6,000	4,620
Paper & Forest Products – 3.42%		
Buckeye Technologies Inc.:		
8.000%, 10–15–10	4,846	4,483
8.500%, 10–1–13	1,440	1,339
		5,822
Pharmaceuticals – 0.58%		
Warner Chilcott Corporation,		
8.750%, 2–1–15	1,000	985

See Notes to Schedule of Investments on page 157.

The Investments of Ivy High Income Fund

September 30, 2008
(In Thousands) *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Precious Metals & Minerals – 0.58%		
Freeport-McMoRan Copper & Gold Inc.,		
8.250%, 4–1–15	$1,000	$ 983
Railroads – 0.34%		
Kansas City Southern Railway Company (The),		
7.500%, 6–15–09	580	580
Restaurants – 1.80%		
NPC International, Inc.,		
9.500%, 5–1–14	3,750	3,075
Retail Stores – 7.66%		
Dollar General Corporation:		
10.625%, 7–15–15	1,000	985
11.875%, 7–15–17	6,250	5,781
Jostens IH Corp.,		
7.625%, 10–1–12	500	459
Michaels Stores, Inc.,		
11.375%, 11–1–16	2,200	1,040
Neiman Marcus Group, Inc. (The):		
10.375%, 10–15–15	1,000	837
9.000%, 10–15–15	2,000	1,675
Pantry, Inc. (The),		
7.750%, 2–15–14	775	599
Sonic Automotive, Inc.,		
8.625%, 8–15–13	750	510
Stater Bros. Holdings Inc.,		
8.125%, 6–15–12	500	490
Toys "R" Us, Inc.,		
7.875%, 4–15–13	850	663
		13,039
Secondary Oil & Gas Producers – 0.70%		
Petrohawk Energy Corporation,		
9.125%, 7–15–13	1,000	940
R&B Falcon Corporation,		
9.500%, 12–15–08	250	253
		1,193

See Notes to Schedule of Investments on page 157.

The Investments of Ivy High Income Fund

September 30, 2008
(In Thousands)

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Service – Other – 11.50%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	$ 750	$ 733
Education Management LLC and Education		
Management Finance Corp.:		
8.750%, 6–1–14	1,000	835
10.250%, 6–1–16	7,500	6,000
Expedia, Inc.,		
8.500%, 7–1–16 (D)	2,325	2,092
Iron Mountain Incorporated,		
8.625%, 4–1–13	1,000	985
Laureate Education, Inc.:		
11.000%, 8–15–15 (C)(D)	1,028	849
10.000%, 8–15–15 (D)	3,000	2,550
11.750%, 8–15–17 (D)	500	425
Lender Processing Services, Inc.,		
8.125%, 7–1–16 (D)	1,000	975
Reddy Ice Holdings, Inc.,		
0.000%, 11–1–12 (E)	1,435	1,105
West Corporation:		
9.500%, 10–15–14	175	134
11.000%, 10–15–16	4,020	2,895
		19,578
Technology – 2.24%		
SunGard Data Systems Inc.,		
10.250%, 8–15–15	1,000	867
Xerox Capital Trust I,		
8.000%, 2–1–27	3,250	2,950
		3,817
Utilities – 0.73%		
Energy Future Competitive Holdings Company and Texas		
Competitive Electric Holdings Company LLC,		
10.250%, 11–1–15 (D)	1,375	1,241
Wireless Telecommunication Service – 1.74%		
MetroPCS Communications, Inc.,		
9.250%, 11–1–14	1,475	1,379
Sprint Capital Corporation,		
7.625%, 1–30–11	1,750	1,593
		2,972
TOTAL CORPORATE DEBT SECURITIES – 75.76%		**$129,023**
(Cost: $146,388)		

See Notes to Schedule of Investments on page 157.

The Investments of Ivy High Income Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

SENIOR LOANS	Principal	Value
Automotive Manufacturers – 0.57%		
General Motors Corporation,		
0.000%, 11–29–13 (B)	$1,500	$ 964
Broadcast/Outdoor – 0.46%		
High Plains Broadcasting Operating Company LLC,		
8.210%, 9–14–16 (B)	194	164
Newport Television LLC & NTV Finance Corp.,		
8.210%, 9–14–16 (B)	734	619
		783
Casinos & Gaming – 1.80%		
Las Vegas Sands, LLC,		
4.560%, 5–23–14 (B)	4,000	3,073
Consumer Finance – 0.53%		
Venetian Macau Limited:		
5.060%, 5–25–13 (B)	366	333
5.060%, 5–25–13 (B)	634	576
		909
Consumer Products – 1.44%		
Wm. Wrigley Jr. Company,		
0.000%, 7–17–14 (B)	2,500	2,452
Health Care Facilities / Supplies – 2.33%		
CHS/Community Health Systems, Inc.:		
1.000%, 7–25–14 (B)	97	86
4.719%, 7–25–14 (B)	459	403
5.060%, 7–25–14 (B)	1,443	1,267
HCA Inc.,		
5.051%, 11–18–13 (B)	2,487	2,202
		3,958
Retail Stores – 1.53%		
Dollar General Corporation:		
5.219%, 7–6–14 (B)	500	433
5.219%, 7–6–14 (B)	1,167	1,010
5.219%, 7–6–14 (B)	333	288
Neiman Marcus Group, Inc. (The),		
4.565%, 4–6–13 (B)	1,000	872
		2,603
Service – Other – 0.51%		
VNU, Inc.:		
4.803%, 8–9–13 (B)	371	326
4.803%, 8–9–13 (B)	617	543
		869

See Notes to Schedule of Investments on page 157.

The Investments of Ivy High Income Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

SENIOR LOANS (Continued)	Principal	Value
Technology – 1.01%		
SunGard Data Systems Inc.,		
2.803%, 2–28–14 (B)	$1,990	$ 1,727
Utilities – 3.34%		
Calpine Corporation,		
5.685%, 3–29–14 (B)	3,482	2,971
Energy Future Competitive Holdings Company and Texas		
Competitive Electric Holdings Company, LLC:		
6.169%, 10–10–14 (B)	17	14
5.989%, 10–10–14 (B)	95	80
5.989%, 10–10–14 (B)	582	489
6.303%, 10–10–14 (B)	893	753
6.302%, 10–10–14 (B)	1,631	1,371
Texas Competitive Electric,		
6.169%, 10–10–14 (B)	8	6
		5,684
TOTAL SENIOR LOANS – 13.52%		$ 23,022
(Cost: $24,993)		
SHORT-TERM SECURITIES		
Commercial Paper		
Alcoa Incorporated,		
5.850%, 10–10–08	1,500	1,498
Clorox Co.:		
5.000%, 10–1–08	5,687	5,687
6.000%, 10–7–08	2,000	1,998
Kellogg Co.:		
5.000%, 10–3–08	2,000	1,999
4.750%, 10–8–08	1,500	1,499
Wisconsin Electric Power Co.,		
2.750%, 10–10–08	3,000	2,998
TOTAL SHORT-TERM SECURITIES – 9.20%		$ 15,679
(Cost: $15,679)		
TOTAL INVESTMENT SECURITIES – 98.81%		$168,281
(Cost: $187,835)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.19%		2,024
NET ASSETS – 100.00%		$170,305

See Notes to Schedule of Investments on page 157.

The Investments of Ivy High Income Fund

*September 30, 2008**(In Thousands)* *(Unaudited)*

Notes to Schedule of Investments

The following forward currency contracts were outstanding at September 30, 2008:

Type	Currency	Currency Amount Covered by Contract	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	39	2–17–09	$ 3	$ –
Sell	British Pound	39	8–17–09	3	–
Sell	British Pound	39	2–16–10	2	–
Sell	British Pound	40	8–16–10	2	–
Sell	British Pound	1,040	2–15–11	54	–
				$64	$ –

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2008.

(C)Payment in kind bonds.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2008, the total value of these securities amounted to $17,698 or 10.39% of net assets.

(E)Securities do not bear interest for an initial period of time and subsequently become interest bearing.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (GBP – British Pound).

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY HIGH INCOME FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts) *(Unaudited)*

ASSETS

Investment securities – at value (cost – $187,835)	$168,281
Cash	1,044
Receivables:	
Investment securities sold	6,683
Dividends and interest	3,983
Fund shares sold	313
Unrealized appreciation on forward currency contracts	64
Prepaid and other assets	44
Total assets	180,412

LIABILITIES

Payable for investment securities purchased	9,208
Payable to Fund shareholders	769
Accrued shareholder servicing	58
Accrued accounting services fee	6
Accrued management fee	3
Accrued distribution and service fees	2
Other	61
Total liabilities	10,107
Total net assets	$170,305

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 225
Additional paid-in capital	196,173
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	857
Accumulated net realized loss on investment transactions	(7,456)
Net unrealized depreciation in value of investments	(19,494)
Net assets applicable to outstanding units of capital	$170,305
Net asset value per share (net assets divided by shares outstanding):	
Class A	$7.55
Class B	$7.55
Class C	$7.55
Class E	$7.55
Class I	$7.56
Class Y	$7.56
Capital shares outstanding:	
Class A	18,605
Class B	957
Class C	1,816
Class E	106
Class I	37
Class Y	1,026
Capital shares authorized	175,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY HIGH INCOME FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income:	
Interest and amortization	$ 8,212
Dividends	—*
Total income	8,212
Expenses:	
Investment management fee	533
Distribution and service fees:	
Class A	178
Class B	38
Class C	75
Class E	1
Class Y	6
Shareholder servicing:	
Class A	211
Class B	22
Class C	29
Class E	4
Class I	—*
Class Y	4
Accounting services fee	36
Audit fees	16
Custodian fees	4
Legal fees	1
Other	118
Total	1,276
Less expenses in excess of limit	(2)
Total expenses	1,274
Net investment income	6,938

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Realized net loss on securities	(4,898)
Realized net loss on foreign currency transactions	(5)
Realized net loss on investments	(4,903)
Unrealized depreciation in value of securities during the period	(6,785)
Unrealized appreciation in value of forward currenct contracts during the period	64
Unrealized depreciation in value of investments during the period	(6,721)
Net loss on investments	(11,624)
Net decrease in net assets resulting from operations	$ (4,686)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY HIGH INCOME FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 6,938	$ 10,289
Realized net loss on investments	(4,903)	(374)
Unrealized depreciation	(6,721)	(15,331)
Net decrease in net assets resulting from operations	(4,686)	(5,416)
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(5,245)	(8,074)
Class B	(240)	(465)
Class C	(486)	(1,122)
Class E	(25)	(31)
Class I	(13)	(19)
Class Y	(183)	(387)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class Y	(—)	(—)
	(6,192)	(10,098)
Capital share transactions	28,127	54,878
Total increase	17,249	39,364
NET ASSETS		
Beginning of period	153,056	113,692
End of period	$170,305	$153,056
Accumulated undistributed net investment income	$ 857	$ 116

(1)See "Financial Highlights" on pages 161 - 166.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$8.01	$8.92	$8.60	$8.69	$8.85	$8.07
Income (loss) from investment operations:						
Net investment income	0.33	0.66	0.62	0.58	0.57	0.56
Net realized and unrealized gain (loss) on investments.	(0.49)	(0.92)	0.32	(0.09)	(0.16)	0.78
Total from investment operations	(0.16)	(0.26)	0.94	0.49	0.41	1.34
Less distributions from:						
Net investment income	(0.30)	(0.65)	(0.62)	(0.58)	(0.57)	(0.56)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.30)	(0.65)	(0.62)	(0.58)	(0.57)	(0.56)
Net asset value, end of period	$7.55	$8.01	$8.92	$8.60	$8.69	$8.85
Total return[1]	−2.18%	−3.04%	11.39%	5.80%	4.69%	17.24%
Net assets, end of period (in millions)	$140	$127	$79	$39	$32	$18
Ratio of expenses to average net assets	1.38%[2]	1.36%	1.38%	1.45%	1.44%	1.39%
Ratio of net investment income to average net assets	8.24%[2]	7.76%	7.20%	6.70%	6.43%	6.62%
Portfolio turnover rate	54%	83%	98%	45%	54%	78%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$8.01	$8.92	$8.60	$8.69	$8.85	$8.07
Income (loss) from investment operations:						
Net investment income	0.29	0.56	0.53	0.50	0.49	0.50
Net realized and unrealized gain (loss) on investments.	(0.49)	(0.91)	0.32	(0.09)	(0.16)	0.78
Total from investment operations	(0.20)	(0.35)	0.85	0.41	0.33	1.28
Less distributions from:						
Net investment income	(0.26)	(0.56)	(0.53)	(0.50)	(0.49)	(0.50)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.26)	(0.56)	(0.53)	(0.50)	(0.49)	(0.50)
Net asset value, end of period.	$7.55	$8.01	$8.92	$8.60	$8.69	$8.85
Total return	−2.70%	−4.06%	10.24%	4.85%	3.80%	16.22%
Net assets, end of period (in millions)	$7	$7	$7	$6	$5	$4
Ratio of expenses to average net assets	2.47%[1]	2.43%	2.43%	2.36%	2.31%	2.28%
Ratio of net investment income to average net assets	7.14%[1]	6.62%	6.14%	5.79%	5.56%	5.78%
Portfolio turnover rate.	54%	83%	98%	45%	54%	78%

[1]Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended September 30, 2008	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$8.01	$8.92	$8.60	$8.69	$8.85	$8.07
Income (loss) from investment operations:						
Net investment income	0.30	0.59	0.55	0.51	0.50	0.50
Net realized and unrealized gain (loss) on investments.	(0.49)	(0.92)	0.32	(0.09)	(0.16)	0.78
Total from investment operations	(0.19)	(0.33)	0.87	0.42	0.34	1.28
Less distributions from:						
Net investment income	(0.27)	(0.58)	(0.55)	(0.51)	(0.50)	(0.50)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.27)	(0.58)	(0.55)	(0.51)	(0.50)	(0.50)
Net asset value, end of period.	$7.55	$8.01	$8.92	$8.60	$8.69	$8.85
Total return	−2.60%	−3.84%	10.51%	5.00%	3.90%	16.30%
Net assets, end of period (in millions)	$14	$14	$17	$17	$22	$23
Ratio of expenses to average net assets	2.23%[1]	2.18%	2.18%	2.21%	2.20%	2.21%
Ratio of net investment income to average net assets	7.37%[1]	6.86%	6.39%	5.94%	5.67%	5.89%
Portfolio turnover rate.	54%	83%	98%	45%	54%	78%

[1] Annualized.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$8.00	$8.92
Income (loss) from investment operations:		
Net investment income	0.31	0.62[2]
Net realized and unrealized loss on investments	(0.48)	(0.93)[2]
Total from investment operations	(0.17)	(0.31)
Less distributions from:		
Net investment income	(0.28)	(0.61)
Capital gains	(0.00)	(0.00)
Total distributions	(0.28)	(0.61)
Net asset value, end of period	$7.55	$8.00
Total return[3]	−2.34%	−3.69%
Net assets, end of period (in millions)	$1	$1
Ratio of expenses to average net assets including expense waiver	1.85%[4]	1.97%[4]
Ratio of net investment income to average net assets including expense waiver	7.78%[4]	7.19%[4]
Ratio of expenses to average net assets excluding expense waiver	2.28%[4]	1.97%[4][5]
Ratio of net investment income to average net assets excluding expense waiver	7.35%[4]	7.19%[4][5]
Portfolio turnover rate	54%	83%[6]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) There was no waiver of expenses during the period.
(6) For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$8.01	$8.92
Income (loss) from investment operations:		
Net investment income	0.37	0.79[2]
Net realized and unrealized loss on investments	(0.51)	(0.94)[2]
Total from investment operations	(0.14)	(0.15)
Less distributions from:		
Net investment income	(0.31)	(0.76)
Capital gains	(0.00)	(0.00)
Total distributions	(0.31)	(0.76)
Net asset value, end of period	$7.56	$8.01
Total return	−1.91%	−1.90%
Net assets, end of period (in thousands)	$283	$300
Ratio of expenses to average net assets	0.90%[3]	0.99%[3]
Ratio of net investment income to average net assets	8.69%[3]	8.11%[3]
Portfolio turnover rate	54%	83%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$8.02	$8.92	$8.60	$8.69	$8.85	$8.07
Income (loss) from investment operations:						
Net investment income	0.36[1]	0.68	0.64	0.59	0.58	0.58
Net realized and unrealized gain (loss) on investments.	(0.51)[1]	(0.92)	0.32	(0.09)	(0.16)	0.78
Total from investment operations	(0.15)	(0.24)	0.96	0.50	0.42	1.36
Less distributions from:						
Net investment income	(0.31)	(0.66)	(0.64)	(0.59)	(0.58)	(0.58)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.31)	(0.66)	(0.64)	(0.59)	(0.58)	(0.58)
Net asset value, end of period.	$7.56	$8.02	$8.92	$8.60	$8.69	$8.85
Total return	−2.13%	−2.78%	11.60%	6.00%	4.83%	17.36%
Net assets, end of period (in millions)	$8	$4	$11	$10	$9	$10
Ratio of expenses to average net assets	1.18%[2]	1.20%	1.20%	1.25%	1.30%	1.30%
Ratio of net investment income to average net assets	8.53%[2]	7.85%	7.37%	6.90%	6.57%	6.82%
Portfolio turnover rate.	54%	83%	98%	45%	54%	78%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY LIMITED-TERM BOND FUND

Portfolio Highlights

On September 30, 2008, Ivy Limited-Term Bond Fund had net assets totaling $173,950 (in thousands) invested in a diversified portfolio of:

38.13%	United States Government Agency Obligations
27.93%	United States Government Obligations
22.99%	Cash and Cash Equivalents
9.44%	Domestic Corporate Debt Securities
1.12%	Foreign Corporate Debt Securities
0.39%	Municipal Obligations – Taxable

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



Bonds

United States Government Agency Obligations	$38.13
United States Government Obligations	$27.93
Cash and Cash Equivalents	$22.99
Corporate Bonds	$10.56
Municipal Obligations – Taxable	$ 0.39

Quality Weightings

On September 30, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



Investment Grade	
AAA	66.62%
AA	2.25%
A	5.26%
BBB	1.10%
Non-Investment Grade	
Not Rated	1.78%
Cash and Cash Equivalents.	22.99%

Ratings reflected in the wheel are taken from Standard & Poor's.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

CORPORATE DEBT SECURITIES	Principal	Value
Banking – 1.95%		
JPMorgan Chase & Co.,		
5.375%, 10–1–12	$2,000	$ 1,932
Wells Fargo Financial, Inc.,		
5.500%, 8–1–12	1,487	1,459
		3,391
Cable / Media – 1.14%		
Cox Communications, Inc.,		
4.625%, 1–15–10	1,000	986
Walt Disney Company (The),		
4.700%, 12–1–12	1,000	995
		1,981
Chemicals – 0.34%		
E.I. du Pont de Nemours and Company,		
5.000%, 1–15–13	600	593
Electric – 0.30%		
Duke Energy Corporation,		
6.250%, 1–15–12	500	515
Electronics – 0.91%		
Hewlett-Packard Company,		
6.500%, 7–1–12	1,500	1,577
Finance – Other – 2.33%		
Berkshire Hathaway Finance Corporation:		
4.750%, 5–15–12	550	555
5.000%, 8–15–13 (A)	1,500	1,496
General Electric Capital Corporation:		
2.910%, 4–10–12 (B)	1,000	975
5.250%, 10–19–12	550	517
TIAA Global Markets, Inc.,		
5.125%, 10–10–12 (A)	500	509
		4,052
Information / Data Technology – 0.80%		
Cisco Systems, Inc.,		
2.892%, 2–20–09 (B)	1,000	999
IBM International Group Capital LLC,		
5.050%, 10–22–12	400	403
		1,402

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2008
(In Thousands)　　　　　　　　　　　　　　　　　　*(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Leasing – 0.42%		
International Lease Finance Corporation,		
5.000%, 4–15–10	$1,000	$　741
Metals / Mining – 0.58%		
BHP Billiton Finance (USA) Limited,		
5.000%, 12–15–10	1,000	1,006
Pharmaceuticals – 0.30%		
Abbott Laboratories,		
5.600%, 5–15–11	500	517
Securities – 0.27%		
Merrill Lynch & Co., Inc.,		
6.050%, 8–15–12	500	469
Telecommunications – 1.10%		
AT&T Inc.,		
4.950%, 1–15–13	500	479
British Telecommunications plc,		
5.150%, 1–15–13	1,000	933
SBC Communications Inc.,		
3.014%, 11–14–08 (B)	500	499
		1,911
Wireless – 0.12%		
AT&T Wireless Services, Inc.,		
7.875%, 3–1–11	200	210
TOTAL CORPORATE DEBT SECURITIES – 10.56%		**$ 18,365**
(Cost: $19,101)		

MUNICIPAL BONDS – TAXABLE

Missouri		
Missouri Development Finance Board, Taxable Infrastructure		
Facilities Revenue Bonds (City of Independence,		
Missouri – Crackerneck Creek Project), Series 2006A:		
5.300%, 3–1–09	150	151
5.350%, 3–1–10	515	522
TOTAL MUNICIPAL BONDS – TAXABLE – 0.39%		**$　673**
(Cost: $665)		

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 16.22%		
Federal Agricultural Mortgage Corporation Guaranteed		
Notes Trust 2006–1,		
4.875%, 1–14–11 (C)	$3,000	$ 3,089
Federal Farm Credit Bank:		
3.750%, 12–6–10	500	504
4.050%, 9–29–11	3,000	2,996
4.990%, 12–24–14	1,500	1,497
Federal Home Loan Bank,		
5.000%, 1–15–15	1,500	1,502
Federal Home Loan Mortgage Corporation:		
4.500%, 7–6–10	5,000	5,106
3.125%, 10–25–10	2,500	2,500
5.250%, 10–1–12	800	800
5.375%, 1–9–14	2,500	2,515
Federal National Mortgage Association:		
5.080%, 5–14–10	3,000	3,039
5.300%, 5–7–12	1,150	1,152
5.125%, 11–2–12	1,000	1,022
4.000%, 1–18–13	2,500	2,495
		28,217
Mortgage-Backed Obligations – 20.04%		
Federal Home Loan Mortgage Corporation Adjustable		
Rate Participation Certificates:		
5.431%, 4–1–36 (B)	732	737
5.663%, 7–1–36 (B)	1,010	1,029
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO:		
4.000%, 12–15–12	237	235
3.500%, 12–15–16	461	454
4.250%, 3–15–31	357	353
5.000%, 5–15–31	2,165	2,169
4.000%, 11–15–32	824	800
5.500%, 5–15–34	685	695
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO (Interest Only): (D)		
5.500%, 10–15–23	594	9
5.000%, 6–15–24	1,011	40

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed Rate		
Participation Certificates:		
5.500%, 1–1–17	$ 120	$ 122
5.500%, 5–1–17	126	128
4.500%, 4–1–18	835	823
5.500%, 3–1–22	844	851
6.000%, 11–1–36	3,117	3,158
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.500%, 6–25–18	2,282	2,302
5.000%, 9–25–18	1,500	1,497
5.000%, 6–25–22	631	634
5.500%, 10–25–32	1,000	993
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only), (D)		
5.500%, 11–25–36	1,512	351
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
7.000%, 10–1–14	18	19
5.500%, 2–1–17	383	389
5.000%, 11–1–17	455	458
5.500%, 1–1–18	387	394
5.000%, 3–1–18	696	698
4.500%, 6–1–19	534	525
4.500%, 8–1–19	843	827
5.000%, 12–1–19	504	504
5.500%, 11–1–22	1,690	1,706
5.000%, 5–1–28	2,443	2,397
5.000%, 6–25–32	3,250	3,205
5.500%, 2–1–33	952	952
6.500%, 11–1–37	2,857	2,915
5.500%, 1–25–39	853	861
Government National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
5.000%, 12–15–17	778	792
4.000%, 9–15–18	873	846
		34,868

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Non-Agency REMIC/CMO – 1.87%		
Federal Home Loan Mortgage Corporation Non-Agency REMIC/CMO,		
5.500%, 3–15–31	$1,500	$ 1,523
Government National Mortgage Association Non-Agency REMIC/CMO:		
4.000%, 1–16–30	59	56
4.585%, 8–16–34	1,700	1,666
		3,245
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 38.13%		**$ 66,330**
(Cost: $66,201)		

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations		
United States Treasury Notes:		
4.000%, 4–15–10	5,000	5,167
4.500%, 11–15–10	5,000	5,267
4.500%, 2–28–11	5,000	5,291
5.000%, 8–15–11	3,000	3,241
4.500%, 11–30–11	6,000	6,379
4.625%, 2–29–12	5,000	5,339
4.125%, 8–31–12	4,500	4,747
3.875%, 2–15–13	6,000	6,248
4.250%, 8–15–13	6,500	6,906
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 27.93%		**$ 48,585**
(Cost: $48,054)		

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 18.40%		
Air Products and Chemicals, Inc.,		
1.500%, 10–1–08	$3,266	$ 3,266
Automatic Data Processing Inc.,		
2.000%, 10–1–08	3,000	3,000
Avon Capital Corp. (Avon Products, Inc.),		
2.200%, 10–3–08	7,500	7,499
Campbell Soup Co.,		
1.930%, 10–14–08	4,000	3,997
Danaher Corporation,		
1.800%, 10–6–08	3,000	2,999
General Mills, Inc.,		
2.800%, 10–9–08	2,500	2,499
Johnson & Johnson,		
2.030%, 11–4–08	3,000	2,994
Nestle Finance International Ltd.,		
2.200%, 10–23–08	1,350	1,348
Procter & Gamble International Funding S.C.A. (Procter &		
Gamble Company (The)),		
2.190%, 10–17–08	2,000	1,998
Walgreen Co.,		
1.000%, 10–1–08	2,400	2,400
		32,000
United States Government Obligations – 1.72%		
United States Treasury Bills,		
0.300%, 10–23–08	3,000	3,000
TOTAL SHORT-TERM SECURITIES – 20.12%		**$ 35,000**
(Cost: $35,000)		
TOTAL INVESTMENT SECURITIES – 97.13%		**$168,953**
(Cost: $169,021)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.87%		**4,997**
NET ASSETS – 100.00%		**$173,950**

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2008
(In Thousands)　　　　　　　　　　　　　　　　　　　　*(Unaudited)*

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At September 30, 2008, the total value of these securities amounted to $2,005 or 1.15% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2008.

(C) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Directors. At September 30, 2008, the total value of this security amounted to 1.78% of net assets.

(D) Amount shown in principal column represents notional amount for computation of interest.

The following acronyms are used throughout this portfolio:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY LIMITED-TERM BOND FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $169,021)	$168,953
Cash	6,066
Receivables:	
Fund shares sold	5,067
Interest	1,173
Investment securities sold	53
Prepaid and other assets	44
Total assets	181,356

LIABILITIES

Payable for investment securities purchased	6,268
Payable to Fund shareholders	1,051
Accrued shareholder servicing	31
Dividends payable	17
Accrued accounting services fee	6
Accrued distribution and service fees	2
Accrued management fee	2
Other	29
Total liabilities	7,406
Total net assets	$173,950

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 168
Additional paid-in capital	173,997
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated net realized loss on investment transactions	(147)
Net unrealized depreciation in value of investments	(68)
Net assets applicable to outstanding units of capital	$173,950

Net asset value per share (net assets divided by shares outstanding):

Class A	$10.33
Class B	$10.33
Class C	$10.33
Class E	$10.33
Class I	$10.33
Class Y	$10.33

Capital shares outstanding:

Class A	11,149
Class B	876
Class C	4,253
Class E	11
Class I	21
Class Y	530
Capital shares authorized	150,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY LIMITED-TERM BOND FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME	
Income:	
Interest and amortization.	$2,310
Expenses:	
Investment management fee	270
Distribution and service fees:	
Class A	103
Class B	32
Class C	87
Class E	—*
Class Y	2
Shareholder servicing:	
Class A	103
Class B	11
Class C	25
Class E	—*
Class I	—*
Class Y	2
Registration fees	40
Accounting services fee	29
Audit fees.	10
Custodian fees.	5
Legal fees	1
Other	26
Total	746
Less expenses in excess of limit	(81)
Total expenses.	665
Net investment income	1,645
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	
Realized net gain on investments.	76
Unrealized depreciation in value of investments during the period	(1,842)
Net loss on investments	(1,766)
Net decrease in net assets resulting from operations	$ (121)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LIMITED-TERM BOND FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,645	$ 2,348
Realized net gain on investments	76	455
Unrealized appreciation (depreciation)	(1,842)	1,968
Net increase (decrease) in net assets resulting from operations	(121)	4,771
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(1,324)	(1,806)
Class B	(78)	(151)
Class C	(209)	(337)
Class E	(2)	(4)
Class I	(2)	(5)
Class Y	(30)	(45)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
Class I	(—)	(—)
Class Y	(—)	(—)
	(1,645)	(2,348)
Capital share transactions	80,821	39,040
Total increase	79,055	41,463
NET ASSETS		
Beginning of period.	94,895	53,432
End of period.	$173,950	$94,895
Accumulated undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 179 - 184.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.48	$10.15	$10.00	$10.14	$10.48	$10.45
Income (loss) from investment operations:						
Net investment income	0.17	0.38	0.33	0.30	0.28	0.29
Net realized and unrealized gain (loss) on investments	(0.15)	0.33	0.15	(0.14)	(0.34)	0.03
Total from investment operations	0.02	0.71	0.48	0.16	(0.06)	0.32
Less distributions from:						
Net investment income .	(0.17)	(0.38)	(0.33)	(0.30)	(0.28)	(0.29)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.17)	(0.38)	(0.33)	(0.30)	(0.28)	(0.29)
Net asset value, end of period	$10.33	$10.48	$10.15	$10.00	$10.14	$10.48
Total return[1]	0.22%	7.13%	4.89%	1.59%	−0.60%	3.13%
Net assets, end of period (in millions).	$115	$72	$35	$33	$38	$35
Ratio of expenses to average net assets including expense waiver	1.06%[2]	1.19%	1.33%	1.31%	1.27%	1.18%
Ratio of net investment income to average net assets including expense waiver	3.23%[2]	3.70%	3.30%	2.98%	2.71%	2.79%
Ratio of expenses to average net assets excluding expense waiver	1.21%[2]	1.27%	1.33%[3]	1.31%[3]	1.27%[3]	1.18%[3]
Ratio of net investment income to average net assets excluding expense waiver	3.08%[2]	3.62%	3.30%[3]	2.98%[3]	2.71%[3]	2.79%[3]
Portfolio turnover rate	9%	86%	41%	28%	36%	30%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.48	$10.15	$10.00	$10.14	$10.48	$10.45
Income (loss) from investment operations:						
Net investment income	0.13	0.29	0.24	0.21	0.18	0.19
Net realized and unrealized gain (loss) on investments.	(0.15)	0.33	0.15	(0.14)	(0.34)	0.03
Total from investment operations	(0.02)	0.62	0.39	0.07	(0.16)	0.22
Less distributions from:						
Net investment income .	(0.13)	(0.29)	(0.24)	(0.21)	(0.18)	(0.19)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.13)	(0.29)	(0.24)	(0.21)	(0.18)	(0.19)
Net asset value, end of period	$10.33	$10.48	$10.15	$10.00	$10.14	$10.48
Total return	−0.20%	6.21%	3.94%	0.68%	−1.51%	2.18%
Net assets, end of period (in millions).	$9	$6	$5	$5	$7	$6
Ratio of expenses to average net assets including expense waiver	1.87%[1]	2.07%	2.23%	2.22%	2.20%	2.11%
Ratio of net investment income to average net assets including expense waiver	2.41%[1]	2.83%	2.39%	2.06%	1.78%	1.86%
Ratio of expenses to average net assets excluding expense waiver	2.02%[1]	2.15%	2.23%[2]	2.22%[2]	2.20%[2]	2.11%[2]
Ratio of net investment income to average net assets excluding expense waiver	2.26%[1]	2.75%	2.39%[2]	2.06%[2]	1.78%[2]	1.86%[2]
Portfolio turnover rate	9%	86%	41%	28%	36%	30%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.48	$10.15	$10.00	$10.14	$10.48	$10.45
Income (loss) from investment operations:						
Net investment income	0.13	0.29	0.24	0.21	0.19	0.20
Net realized and unrealized gain (loss) on investments	(0.15)	0.33	0.15	(0.14)	(0.34)	0.03
Total from investment operations	(0.02)	0.62	0.39	0.07	(0.15)	0.23
Less distributions from:						
Net investment income .	(0.13)	(0.29)	(0.24)	(0.21)	(0.19)	(0.20)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.13)	(0.29)	(0.24)	(0.21)	(0.19)	(0.20)
Net asset value, end of period	$10.33	$10.48	$10.15	$10.00	$10.14	$10.48
Total return	−0.18%	6.19%	3.98%	0.73%	−1.45%	2.23%
Net assets, end of period (in millions).	$44	$15	$12	$13	$17	$22
Ratio of expenses to average net assets including expense waiver	1.84%[1]	2.09%	2.20%	2.17%	2.14%	2.05%
Ratio of net investment income to average net assets including expense waiver	2.40%[1]	2.81%	2.42%	2.12%	1.84%	1.92%
Ratio of expenses to average net assets excluding expense waiver	1.99%[1]	2.17%	2.20%[2]	2.17%[2]	2.14%[2]	2.05%[2]
Ratio of net investment income to average net assets excluding expense waiver	2.25%[1]	2.73%	2.42%[2]	2.12%[2]	1.84%[2]	1.92%[2]
Portfolio turnover rate	9%	86%	41%	28%	36%	30%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND

Class E Shares[1]

For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$10.48	$10.15
Income (loss) from investment operations:		
Net investment income	0.19	0.40
Net realized and unrealized gain (loss) on investments	(0.15)	0.33
Total from investment operations	0.04	0.73
Less distributions from:		
Net investment income	(0.19)	(0.40)
Capital gains	(0.00)	(0.00)
Total distributions	(0.19)	(0.40)
Net asset value, end of period	$10.33	$10.48
Total return[3]	0.37%	7.31%
Net assets, end of period (in thousands)	$111	$107
Ratio of expenses to average net assets including expense waiver	0.76%[4]	0.98%[4]
Ratio of net investment income to average net assets including expense waiver	3.55%[4]	3.93%[4]
Ratio of expenses to average net assets excluding expense waiver	0.91%[4]	1.06%[4]
Ratio of net investment income to average net assets excluding expense waiver	3.40%[4]	3.85%[4]
Portfolio turnover rate	9%	86%[5]

(1)Class is closed.
(2)Commencement of operations of the class.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.48	$10.15
Income (loss) from investment operations:		
Net investment income	0.19	0.49
Net realized and unrealized gain (loss)		
on investments	(0.15)	0.33
Total from investment operations	0.04	0.82
Less distributions from:		
Net investment income	(0.19)	(0.49)
Capital gains	(0.00)	(0.00)
Total distributions	(0.19)	(0.49)
Net asset value, end of period	$10.33	$10.48
Total return	0.43%	8.31%
Net assets, end of period (in thousands)	$307	$131
Ratio of expenses to average net assets		
including expense waiver	0.64%[2]	0.89%[2]
Ratio of net investment income to average		
net assets including expense waiver	3.64%[2]	4.02%[2]
Ratio of expenses to average net assets		
excluding expense waiver	0.79%[2]	0.97%[2]
Ratio of net investment income to average		
net assets excluding expense waiver	3.49%[2]	3.94%[2]
Portfolio turnover rate	9%	86%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended March 31, 2008.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$10.48	$10.15	$10.00	$10.14	$10.48	$10.45
Income (loss) from investment operations:						
Net investment income .	0.17	0.39	0.34	0.31	0.29	0.29
Net realized and unrealized gain (loss) on investments.	(0.15)	0.33	0.15	(0.14)	(0.34)	0.03
Total from investment operations	0.02	0.72	0.49	0.17	(0.05)	0.32
Less distributions from:						
Net investment income .	(0.17)	(0.39)	(0.34)	(0.31)	(0.29)	(0.29)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.17)	(0.39)	(0.34)	(0.31)	(0.29)	(0.29)
Net asset value, end of period	$10.33	$10.48	$10.15	$10.00	$10.14	$10.48
Total return	0.26%	7.25%	5.06%	1.72%	−0.49%	3.18%
Net assets, end of period (in millions).	$6	$2	$1	$2	$2	$2
Ratio of expenses to average net assets including expense waiver	0.96%[1]	1.09%	1.17%	1.19%	1.16%	1.13%
Ratio of net investment income to average net assets including expense waiver	3.23%[1]	3.79%	3.44%	3.10%	2.82%	2.83%
Ratio of expenses to average net assets excluding expense waiver	1.11%[1]	1.17%	1.17%[2]	1.19%[2]	1.16%[2]	1.13%[2]
Ratio of net investment income to average net assets excluding expense waiver	3.08%[1]	3.71%	3.44%[2]	3.10%[2]	2.82%[2]	2.83%[2]
Portfolio turnover rate	9%	86%	41%	28%	36%	30%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MONEY MARKET FUND

Portfolio Highlights

On September 30, 2008, Ivy Money Market Fund had net assets totaling $196,099 (in thousands).

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



Corporate Obligations – Commercial Paper	$46.34
Repurchase Agreements	$26.31
United States Government and Government Agency Obligations	$18.48
Corporate Obligations – Notes	$ 3.79
Municipal Obligations – Taxable	$ 2.55
Corporate Obligations – Commercial Paper (backed by irrevocable bank letter of credit)	$ 2.08
Corporate Obligations – Notes (backed by irrevocable bank letter of credit) and Cash and Cash Equivalents	$ 0.45

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. However, shares of the Fund held at the close of business on September 19, 2008 are covered by the U.S. Department of the Treasury's Temporary Guarantee Program for Money Market Funds (the Program), subject to certain conditions and limitations. If not extended, the Program will expire on December 18, 2008. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Investments of Ivy Money Market Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper		
3M Company,		
5.827%, 12-12-08	$2,425	$ 2,439
AT&T Inc.:		
2.220%, 10-20-08	1,200	1,199
2.250%, 10-21-08	1,080	1,079
2.140%, 10-21-08	1,250	1,248
Avon Capital Corp. (Avon Products, Inc.),		
2.200%, 10-3-08	1,500	1,500
BellSouth Corporation (AT&T Inc.),		
4.973%, 4-26-09 (A)	3,100	3,122
Campbell Soup Co.:		
2.220%, 10-3-08	2,650	2,650
2.080%, 10-10-08	5,000	4,997
Coca-Cola Company (The):		
2.100%, 10-22-08	4,000	3,995
2.200%, 10-30-08	2,000	1,996
2.300%, 11-14-08	1,500	1,496
Deere (John) Capital Corporation,		
2.750%, 10-14-08	2,000	1,998
Deere (John) Credit Limited (Deere (John)		
Capital Corporation),		
2.700%, 10-15-08	3,000	2,997
Hershey Company (The):		
2.160%, 10-22-08	1,400	1,398
2.170%, 11-10-08	2,600	2,594
2.150%, 11-18-08	1,300	1,296
Honeywell International Inc.,		
2.080%, 11-10-08	2,000	1,995
IBM International Group Capital LLC,		
3.031%, 11-26-08 (A)	1,500	1,500
IBM International Group Capital LLC (International		
Business Machines Corporation),		
2.280%, 10-2-08	2,000	2,000
Illinois Tool Works Inc.:		
2.090%, 10-16-08	3,500	3,497
2.270%, 10-20-08	2,000	1,998
Johnson & Johnson,		
2.030%, 11-4-08	2,500	2,495

See Notes to Schedule of Investments on page 190.

The Investments of Ivy Money Market Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

CORPORATE OBLIGATIONS (Continued)	**Principal**	**Value**
Commercial Paper (Continued)		
Kimberly-Clark Corporation,		
4.420%, 12-19-08	$1,500	$ 1,500
McCormick & Co. Inc.,		
2.630%, 11-25-08	1,800	1,793
McDonald's Corporation:		
2.160%, 10-9-08	2,759	2,758
2.150%, 10-10-08	4,000	3,998
Merck & Co., Inc.:		
2.200%, 10-6-08	2,500	2,499
2.150%, 10-16-08	2,500	2,498
Nestle Capital Corp.,		
2.390%, 3-12-09	2,000	1,978
Procter & Gamble Company (The):		
2.879%, 11-19-08 (A)	800	800
3.500%, 12-15-08	200	200
Procter & Gamble International Funding S.C.A.		
(Procter & Gamble Company (The)):		
2.250%, 10-9-08	2,100	2,099
2.280%, 10-24-08	2,500	2,496
Proctor & Gamble International Funding,		
2.120%, 12-5-08	3,000	2,988
Shell International Finance B.V. and Royal Dutch Shell plc		
(Royal Dutch Shell plc),		
2.200%, 10-7-08	1,000	1,000
Toyota Motor Credit Corporation:		
4.800%, 10-6-08	750	750
2.470%, 11-10-08	2,500	2,493
Unilever Capital Corporation:		
2.487%, 10-14-08 (A)	350	350
2.700%, 11-20-08	1,050	1,046
Verizon Communications Inc.:		
4.800%, 10-14-08	3,100	3,095
2.640%, 10-21-08	3,500	3,495
2.630%, 11-4-08	1,000	997
Wal-Mart Stores, Inc.,		
5.748%, 6-1-09	2,500	2,550
Total Commercial Paper - 46.34%		**90,872**

See Notes to Schedule of Investments on page 190.

The Investments of Ivy Money Market Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (backed by irrevocable bank letter of credit)		
River Fuel Funding Company #3, Inc. (Bank of New York (The)):		
2.670%, 10-31-08	$ 750	$ 748
2.660%, 10-31-08	1,342	1,339
River Fuel Trust #1 (Bank of New York (The)),		
2.700%, 10-31-08	2,000	1,995
Total Commercial Paper (backed by irrevocable bank letter of credit) - 2.08%		**4,082**
Notes		
BP Capital Markets p.l.c.,		
2.918%, 12-11-08 (A)	1,500	1,500
Deere (John) Capital Corporation:		
3.750%, 1-13-09	650	652
4.625%, 4-15-09	700	706
General Electric Capital Corporation:		
2.507%, 10-9-08 (A)	1,300	1,300
4.000%, 2-17-09	500	502
International Business Machines Corporation:		
2.476%, 10-3-08 (A)	750	750
2.517%, 10-8-08 (A)	1,000	1,000
Target Corporation,		
5.400%, 10-1-08	1,024	1,024
Total Notes - 3.79%		**7,434**
Notes (backed by irrevocable bank letter of credit)		
ETC Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2003 (U.S. Bank National Association),		
6.250%, 10-1-08 (A)	20	20
Total Notes (backed by irrevocable bank letter of credit) - 0.01%		**20**
TOTAL CORPORATE OBLIGATIONS - 52.22%		**$102,408**

(Cost: $102,408)

See Notes to Schedule of Investments on page 190.

The Investments of Ivy Money Market Fund

September 30, 2008
(In Thousands)   (Unaudited)

MUNICIPAL OBLIGATIONS - TAXABLE	Principal	Value
California		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Atlantic Richfield Company Project), Series 1997, (BP p.l.c.), 2.650%, 10-9-08	$ 5,000	$ 5,000
TOTAL MUNICIPAL OBLIGATIONS - TAXABLE - 2.55%		**$ 5,000**
(Cost: $5,000)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations		
Overseas Private Investment Corporation, 2.450%, 11-17-08 (A)	1,709	1,709
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations), 3.069%, 10-15-08 (A)	2,500	2,500
Total United States Government Agency Obligations - 2.15%		**4,209**
United States Government Obligations		
United States Treasury Bills:		
1.880%, 10-2-08	1,500	1,500
0.350%, 10-23-08	10,000	9,998
0.990%, 10-30-08	5,000	4,996
0.100%, 11-6-08	1,000	1,000
1.880%, 11-28-08	5,500	5,483
1.600%, 1-8-09	2,500	2,489
1.550%, 1-8-09	2,500	2,489
1.920%, 2-5-09	2,100	2,086
1.900%, 2-26-09	2,000	1,985
Total United States Government Obligations - 16.33%		**32,026**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS - 18.48%		**$ 36,235**
(Cost: $36,235)		

See Notes to Schedule of Investments on page 190.

The Investments of Ivy Money Market Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

REPURCHASE AGREEMENTS	Principal	Value
Repurchase Agreements		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 9-30-08 to be repurchased at $51,600, 0.050%, 10-1-08 (B)	$51,600	$ 51,600
TOTAL REPURCHASE AGREEMENTS - 26.31%		**$ 51,600**
(Cost: $51,600)		
TOTAL INVESTMENT SECURITIES - 99.56%		**$195,243**
(Cost: $195,243)		
CASH AND OTHER ASSETS, NET OF LIABILITIES - 0.44%		856
NET ASSETS - 100.00%		**$196,099**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2008.

(B) Collateralized by $46,286 United States Treasury Bond, 5.250% due 11-15-28; market value and accrued interest aggregate $52,280.

See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY MONEY MARKET FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value:	
Securities (cost – $143,643)	$143,643
Repurchase agreements (cost – $51,600)	51,600
	195,243
Receivables:	
Fund shares sold	3,085
Interest	429
Prepaid and other assets	49
Total assets	198,806

LIABILITIES

Payable to Fund shareholders	1,627
Due to custodian	1,017
Accrued shareholder servicing	27
Dividends payable	7
Accrued accounting services fee	6
Accrued distribution and service fees	2
Accrued management fee	2
Other	19
Total liabilities	2,707
Total net assets	$196,099

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 1,961
Additional paid-in capital	194,133
Accumulated undistributed income:	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized gain on investment transactions	5
Net assets applicable to outstanding units of capital	$196,099
Net asset value per share (net assets divided by shares outstanding):	
Class A	$1.00
Class B	$1.00
Class C	$1.00
Class E	$1.00
Capital shares outstanding:	
Class A	125,433
Class B	14,711
Class C	53,251
Class E	2,700
Capital shares authorized	420,000

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY MONEY MARKET FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income:	
Interest and amortization.	$1,662
Expenses:	
Investment management fee.	251
Distribution and service fees:	
Class B	34
Class C	116
Shareholder servicing:	
Class A	108
Class B	5
Class C	11
Class E	2
Accounting services fee	33
Audit fees.	10
Custodian fees.	5
Legal fees	1
Other	67
Total	643
Less expenses in excess of limit	(—)*
Total expenses.	643
Net investment income	1,019

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS**

Realized net gain on investments.	6
Net increase in net assets resulting from operations	$1,025

*Not shown due to rounding.

Statement of Changes in Net Assets

IVY MONEY MARKET FUND
(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,019	$ 3,326
Realized net gain (loss) on investments	6	(1)
Net increase in net assets resulting from operations.	1,025	3,325
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(867)	(2,890)
Class B	(31)	(122)
Class C	(108)	(295)
Class E	(13)	(19)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	(—)
	(1,019)	(3,326)
Capital share transactions	79,106	48,438
Total increase	79,112	48,437
NET ASSETS		
Beginning of period.	116,987	68,550
End of period.	$196,099	$116,987
Accumulated undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 194 - 197.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period.	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Income (loss) from investment operations:						
Net investment income.	0.0094[1]	0.0408[1]	0.0435	0.0288	0.0083	0.0061
Net realized and unrealized gain (loss) on investments.	0.0000[1]	(0.0000)[1]	0.0000	0.0000	0.0000	0.0000
Total from investment operations.	0.0094	0.0408	0.0435	0.0288	0.0083	0.0061
Less distributions from:						
Net investment income.	(0.0094)	(0.0408)	(0.0435)	(0.0288)	(0.0083)	(0.0061)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0094)	(0.0408)	(0.0435)	(0.0288)	(0.0083)	(0.0061)
Net asset value, end of period.	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	0.96%	4.19%	4.44%	2.87%	0.82%	0.62%
Net assets, end of period (in millions).	$125	$91	$59	$44	$39	$45
Ratio of expenses to average net assets including expense waiver	0.82%[2]	0.88%	0.88%[3]	0.91%[3]	0.89%[3]	0.67%[3]
Ratio of net investment income to average net assets including expense wavier	1.85%[2]	4.02%	4.38%[3]	2.87%[3]	0.81%[3]	0.48%[3]
Ratio of expenses to average net assets excluding expense waiver	0.82%[2][4]	0.88%[4]	0.98%[3]	1.06%[3]	1.20%[3]	0.87%[3]
Ratio of net investment income to average net assets excluding xpense wavier	1.85%[2][4]	4.02%[4]	4.28%[3]	2.72%[3]	0.50%[3]	0.28%[3]

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)Waiver of expenses to maintain yield of 0.01%.
(4)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:　　(Unaudited)

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period.........	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Income (loss) from investment operations:						
Net investment income......	0.0048[1]	0.0316[1]	0.0338	0.0184	0.0014	0.0002
Net realized and unrealized gain (loss) on investments..........	0.0000[1]	(0.0000)[1]	0.0000	0.0000	0.0000	0.0000
Total from investment operations................	0.0048	0.0316	0.0338	0.0184	0.0014	0.0002
Less distributions from:						
Net investment income......	(0.0048)	(0.0316)	(0.0338)	(0.0184)	(0.0014)	(0.0002)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0048)	(0.0316)	(0.0338)	(0.0184)	(0.0014)	(0.0002)
Net asset value, end of period...	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	0.50%	3.25%	3.44%	1.82%	0.14%	0.02%
Net assets, end of period (in millions)..............	$15	$7	$4	$2	$1	$1
Ratio of expenses to average net assets including expense waiver	1.72%[2]	1.80%	1.86%	1.95%	1.57%[3]	1.14%[3]
Ratio of net investment income to average net assets including expense waiver	0.91%[2]	3.01%	3.43%	1.86%	0.12%[3]	0.02%[3]
Ratio of expenses to average net assets excluding expense waiver	1.72%[2][4]	1.80%[5]	1.86%[5]	1.95%[5]	1.95%[3]	1.34%[3]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.91%[2][4]	3.01%[5]	3.43%[5]	1.86%[5]	–0.26%[3]	–0.18%[3]

(1) Based on average weekly shares outstanding.
(2) Annualized.
(3) Waiver of expenses to maintain yield of 0.01%.
(4) Waiver provides no impact to the ratios due to rounding.
(5) There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period.........	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Income (loss) from investment operations:						
Net investment income......	0.0051[1]	0.0323[1]	0.0340	0.0185	0.0013	0.0002
Net realized and unrealized gain (loss) on investments..........	0.0000[1]	(0.0000)[1]	0.0000	0.0000	0.0000	0.0000
Total from investment operations................	0.0051	0.0323	0.0340	0.0185	0.0013	0.0002
Less distributions from:						
Net investment income......	(0.0051)	(0.0323)	(0.0340)	(0.0185)	(0.0013)	(0.0002)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0051)	(0.0323)	(0.0340)	(0.0185)	(0.0013)	(0.0002)
Net asset value, end of period.............	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	0.53%	3.31%	3.45%	1.83%	0.12%	0.02%
Net assets, end of period (in millions)...............	$53	$18	$6	$3	$5	$6
Ratio of expenses to average net assets including expense waiver	1.66%[2]	1.73%	1.84%	1.94%	1.58%[3]	1.16%[3]
Ratio of net investment income to average net assets including expense waiver	0.93%[2]	3.03%	3.45%	1.75%	0.12%[3]	0.03%[3]
Ratio of expenses to average net assets excluding expense waiver....	1.66%[2][4]	1.73%[5]	1.84%[5]	1.94%[5]	1.99%[3]	1.35%[3]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.93%[2][4]	3.03%[5]	3.45%[5]	1.75%[5]	–0.29%[3]	–0.17%[3]

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)Waiver of expenses to maintain yield of 0.01%.
(4)Waiver provides no impact to the ratios due to rounding.
(5)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$1.00	$1.00
Income (loss) from investment operations:		
Net investment income	0.0088[2]	0.0401 [2]
Net realized and unrealized gain (loss)		
on investments.	0.0000[2]	(0.0000)[2]
Total from investment operations	0.0088	0.0401
Less distributions from:		
Net investment income	(0.0088)	(0.0401)
Capital gains	(0.0000)	(0.0000)
Total distributions	(0.0088)	(0.0401)
Net asset value, end of period	$1.00	$1.00
Total return	0.91%	4.07%
Net assets, end of period (in millions)	$3	$1
Ratio of expenses to average net assets.	0.90%[3]	0.93%[3]
Ratio of net investment income to		
average net assets	1.70%[3]	3.77%[3]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Accompanying Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MUNICIPAL BOND FUND

Portfolio Highlights

On September 30, 2008, Ivy Municipal Bond Fund had net assets totaling $40,849 (in thousands) invested in a diversified portfolio.

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on September 30, 2008, your Fund owned:



Prerefunded Escrowed-to-Maturity Bonds	$10.65
Transportation Revenue Bonds	$ 9.70
Cash and Cash Equivalents	$ 9.40
Hospital Revenue Bonds	$ 8.95
Education Revenue Bonds	$ 7.67
City General Obligation Bonds	$ 6.71
Other Municipal Bonds[1]	$ 6.64
Utility Revenue Bonds	$ 6.64
Special Tax Revenue Bonds	$ 6.08
Miscellaneous Municipal Bonds	$ 5.44
Housing Revenue Bonds	$ 5.39
Industrial Development/Pollution Control Revenue Bonds	$ 3.88
State General Obligation Bonds	$ 3.68
Public Power Revenue Bonds	$ 3.60
Life Care/Nursing Centers Revenue Bonds	$ 3.11
School General Obligation Bonds	$ 2.46

(1)Includes $2.25 County General Obligation Bonds, $1.55 Lease/Certificates of Participation Revenue Bonds, $0.79 Resource Recovery Bonds and $2.05 Sales Revenue Bonds.

Quality Weightings

On September 30, 2008, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



	Investment Grade	
■	AAA	40.88%
■	AA	11.38%
■	A	11.61%
■	BBB	18.44%
	Non-Investment Grade	
■	BB	6.72%
■	B	1.57%
□	Cash and Cash Equivalents	9.40%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS	Principal	Value
Arizona – 0.82%		
Arizona Health Facilities Authority, Hospital Revenue Bonds (Phoenix Children's Hospital), Series 2007C, 8.960%, 2–1–42 (A)	$ 125	$ 113
City of Bullhead City, Arizona, Bullhead Parkway Improvement District, Improvement Bonds, 6.100%, 1–1–13	220	220
		333
California – 7.91%		
State of California, Various Purpose General Obligation Bonds, 5.000%, 2–1–22	495	481
Trustees of the California State University Systemwide Revenue Bonds, Series 2002A, 5.500%, 11–1–15	250	267
California Statewide Communities Development Authority, Insured Revenue Bonds (Henry Mayo Newhall Memorial Hospital), Series 2007A, 5.000%, 10–1–37	500	424
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003A–1, 6.750%, 6–1–39	200	224
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2003B, 5.000%, 6–1–43	1,000	1,044
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A, 5.500%, 8–1–29	200	222
San Mateo County Community College District (County of San Mateo, California), 2002 General Obligation Bonds (Election of 2001), Series A (Current Interest Bonds), 5.375%, 9–1–15	500	530
Upland Unified School District (San Bernardino County, California), Election of 2008 General Obligation Bonds, Series A, 0.000%, 8–1–31	150	38
		3,230
Colorado – 2.28%		
Certificates of Participation, Series 2008, Adams 12 Five Star Schools, Adams County and City and County of Broomfield, Colorado, 5.000%, 12–1–25	500	458

See Notes to Schedule of Investments on page 210.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Lincoln Park Metropolitan District, Douglas County, Colorado, General Obligation Refunding and Improvement Bonds, Series 2008,		
6.125%, 12–1–30	$ 500	$ 476
		934
District Of Columbia – 2.50%		
District of Columbia (Washington, D.C.), General Obligation Refunding Bonds, Series 2008F,		
5.000%, 6–1–19	1,000	1,023
Florida – 1.81%		
City of Jacksonville, Florida, Better Jacksonville Sales Tax Revenue Bonds, Series 2003,		
5.250%, 10–1–19	250	253
Miami-Dade County, Florida, Water and Sewer System Revenue Refunding Bonds, Series 2008B,		
5.250%, 10–1–22	500	488
		741
Illinois – 3.14%		
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A:		
5.000%, 5–1–26	250	200
5.700%, 5–1–36	250	201
City of Chicago, General Obligation Bonds, Project and Refunding, Series 2004A,		
5.250%, 1–1–21	250	254
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001,		
6.050%, 12–15–19	645	629
		1,284
Indiana – 6.91%		
Ball State University Board of Trustees, Ball State University Student Fee Bonds, Series K,		
5.750%, 7–1–18	500	540
Dyer (Indiana) Redevelopment Authority, Economic Development Lease Rental Bonds, Series 1999,		
6.500%, 1–15–24	300	312

See Notes to Schedule of Investments on page 210.

September 30, 2008
(In Thousands) *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
East Chicago Elementary School Building Corporation (Lake County, Indiana), First Mortgage Bonds, Series 1993A, 5.500%, 1–15–16	$ 280	$ 281
City of Hammond (Indiana), Redevelopment District Revenue Bonds, Series 2008 (Marina Area Project), 6.000%, 1–15–17	500	471
Mt. Vernon School Building Corporation of Hancock County, Hancock County, Indiana, First Mortgage Bonds, Series 2007, 5.250%, 1–15–32	500	485
New Albany-Floyd County School Building Corporation, First Mortgage Bonds, Series 2002 (Floyd County, Indiana), 5.750%, 7–15–17	675	735
		2,824
Iowa – 2.24%		
City of Altoona, Iowa, Annual Appropriation Urban Renewal Tax Increment Revenue Bonds, Series 2008, 6.000%, 6–1–34	1,000	914
Kansas – 0.78%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2001 Series A–1, 6.300%, 12–1–32 (A)	135	135
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2003 Series A–2, 5.650%, 6–1–35 (A)	185	185
		320
Kentucky – 1.93%		
The Turnpike Authority of Kentucky, Economic Development Road Revenue Bonds (Revitalization Projects), 2008 Series A, 5.000%, 7–1–16	330	348
Louisville Regional Airport Authority, Airport System Revenue Bonds, 2008 Series A, 5.250%, 7–1–28	500	439
		787

See Notes to Schedule of Investments on page 210.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana – 1.86%		
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project),		
5.500%, 4–20–38	$ 250	$ 232
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds, 2002 Series A,		
5.250%, 6–1–13	500	527
		759
Maryland – 1.22%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds),		
5.375%, 3–1–15	500	500
Massachusetts – 1.90%		
Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A,		
5.250%, 7–1–20	200	218
Massachusetts Educational Financing Authority, Education Loan Revenue Bonds, Issue H, Series 2008,		
6.125%, 1–1–22	395	370
Massachusetts Development Finance Agency, Revenue Bonds (Linden Ponds, Inc. Facility), Series 2007 A,		
5.750%, 11–15–42	250	190
		778
Michigan – 2.54%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1),		
5.250%, 4–1–23	200	177
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.625%, 9–1–10	5	5
City of Kalamazoo, Hospital Finance Authority, Hospital Revenue Refunding Bonds, (Bronson Methodist Hospital), Series 2003A,		
5.000%, 5–15–26	500	445
State Building Authority, State of Michigan, 2006 Revenue Refunding Bonds, Series IA (Facilities Program),		
0.000%, 10–15–22	1,000	411
		1,038

See Notes to Schedule of Investments on page 210.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
Minnesota – 2.11%		
City of Perham, Minnesota, General Obligation Disposal System Revenue Bonds, Series 2001, 6.000%, 5–1–22	$500	$ 489
City of Victoria, Minnesota, Private School Facility Revenue Bonds (Holy Family Catholic High School Project), Series 1999A, 5.600%, 9–1–19	400	376
		865
Missouri – 6.87%		
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004, 6.250%, 3–1–24	200	180
Broadway-Fairview Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A, 6.125%, 12–1–36	175	143
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A, 5.550%, 10–1–36	250	206
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project), 5.900%, 3–1–24	200	181
City of Kearney, Missouri, General Obligation Bonds, Series 2001, 5.500%, 3–1–16	350	369
Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue Bonds (SSM Health Care), Series 2008A, 5.000%, 6–1–36	500	430
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Branson, Missouri), (Branson Landing Project), Series 2004A, 5.250%, 12–1–19	65	61
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D, 6.000%, 3–1–36	160	161
The Industrial Development Authority of the County of Platte County, Missouri, Transportation Revenue Bonds (Zona Rosa Phase II Retail Project), Series 2007, 6.850%, 4–1–29	250	234

See Notes to Schedule of Investments on page 210.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Platte County R-III School District Building Corporation, Leasehold Refunding and Improvement Revenue Bonds, Series 2008 (Platte County R-III School District of Platte County, Missouri Project),		
5.000%, 3–1–28	$ 340	$ 311
The Industrial Development Authority of St. Joseph, Missouri, Special Obligation Revenue Bonds (City of St. Joseph, Missouri – Sewerage System Improvements Project), Series 2007,		
4.375%, 4–1–18	100	96
The Industrial Development Authority of the County of St. Louis, Missouri, Senior Living Facilities Revenue Bonds (Friendship Village of West County), Series 2007A,		
5.500%, 9–1–28	500	436
		2,808
Nebraska – 3.15%		
Nebraska Higher Education Loan Program, Inc., Senior Subordinate Bonds, 1993–2, Series A–5A,		
6.200%, 6–1–13	250	250
Nebraska Public Power District, General Revenue Bonds, 2008 Series B,		
5.000%, 1–1–15	1,000	1,037
		1,287
New Hampshire – 1.13%		
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue Bonds, 2008 Series,		
6.000%, 7–1–38	500	463
New Jersey – 1.84%		
New Jersey Economic Development Authority, School Facilities Construction Bonds, 2005 Series O,		
5.125%, 3–1–30	250	233
New Jersey Transportation Trust Fund Authority, Transportation System Bonds, 2003 Series B–2,		
5.000%, 12–15–16	500	520
		753

See Notes to Schedule of Investments on page 210.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)　　　　　　　　　　　　　　　　　　*(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
New Mexico – 1.39%		
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2006 Series D, 6.000%, 1–1–37	$ 95	$ 96
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds 2008 Series D–2, 5.250%, 7–1–30 (B)	500	471
		567
New York – 5.15%		
The City of New York, General Obligation Bonds, Fiscal 2003 Series A Current Interest Bonds, 5.500%, 8–1–10	500	521
Dormitory Authority of the State of New York, Third General Resolution Revenue Bonds (State University Educational Facilities Issue), Series 2002B, 5.250%, 11–15–23 (A)	250	261
New York State Thruway Authority, State Personal Income Tax Revenue Bonds (Transportation), Series 2002A, 5.250%, 3–15–10	500	517
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Seventh Series, 5.500%, 12–15–14	500	519
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999A (The Southampton Hospital Association Civic Facility), 7.250%, 1–1–20	115	111
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999B (The Southampton Hospital Association Civic Facility), 7.625%, 1–1–30	180	171
		2,100
Ohio – 2.38%		
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds, Series 2007A–2, 6.000%, 6–1–42	500	388
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati), 5.000%, 12–1–30	150	141
Toledo-Lucas County Port Authority, Development Revenue Bonds (Northwest Ohio Bond Fund), Series 2007C (Midwest Terminals Project), 6.000%, 11–15–27	500	442
		971

See Notes to Schedule of Investments on page 210.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
Oklahoma – 4.32%		
Grand River Dam Authority, Revenue Bonds, Series 2008A,		
5.000%, 6–1–18	$905	$ 943
Trustees of the Tulsa Municipal Airport Trust, Revenue Bonds,		
Refunding Series 2001B,		
5.650%, 12–1–35 (A)	500	498
Tulsa Public Facilities Authority (Oklahoma), Assembly Center		
Lease Payment Revenue Bonds, Refunding Series 1985,		
6.600%, 7–1–14	295	320
		1,761
Pennsylvania – 3.13%		
City of Philadelphia, Pennsylvania, General Obligation		
Refunding Bonds, Series 2008A,		
5.250%, 12–15–24	445	414
The School District of Philadelphia, Pennsylvania, General		
Obligation Bonds, Series A of 2002, Prerefunded 2–1–12,		
5.500%, 2–1–18	500	538
Schuylkill County Industrial Development Authority, Variable		
Rate Demand Revenue Bonds (Pine Grove Landfill, Inc.		
Project), 1995 Series,		
5.100%, 10–1–19 (A)	320	321
		1,273
Puerto Rico – 1.67%		
Puerto Rico Aqueduct and Sewer Authority, Revenue Bonds,		
Series A (Senior Lien),		
6.000%, 7–1–38	500	483
Government Development Bank for Puerto Rico, Senior		
Notes, 2006 Series B,		
5.000%, 12–1–08	200	200
		683
Rhode Island – 0.76%		
Rhode Island Health and Educational Building Corporation,		
Hospital Financing Revenue Bonds, St. Joseph Health		
Services of Rhode Island Issue, Series 1999,		
5.400%, 10–1–09	310	310
South Carolina – 1.17%		
Tobacco Settlement Revenue Management Authority, 5%		
Tobacco Settlement Asset-Backed Refunding Bonds,		
Series 2008,		
5.000%, 6–1–18	500	476

See Notes to Schedule of Investments on page 210.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
Tennessee – 1.85%		
The Health, Educational and Housing Facility Board of the County of Shelby, Tennessee, Revenue Bonds, Series 2008C, (Methodist Le Bonheur Healthcare), 5.250%, 6–1–18	$ 500	$ 496
The Health, Educational and Housing Facilities Board of the County of Sullivan, Tennessee, Hospital Revenue Bonds (Wellmont Health System Project), Series 2006C, 5.250%, 9–1–26	300	262
		758
Texas – 9.50%		
Harris County Cultural Education Facilities Finance Corporation, Medical Facilities Revenue Refunding Bonds (Baylor College of Medicine), Series 2008D, 5.000%, 11–15–16	200	199
Hopkins County Hospital District (A political subdivision of the State of Texas located in Hopkins County), Hospital Revenue Bonds, Series 2008, 6.000%, 2–15–33	500	452
Howard County, Texas, General Obligation Bonds, Series 2008, 4.650%, 2–15–24	505	432
North Central Texas Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 1999A, 7.250%, 11–15–19	235	251
North Texas Tollway Authority, System Revenue Refunding Bonds, Series 2008, First Tier Current Interest Bonds, Series 2008A, 6.000%, 1–1–25	500	492
North Texas Tollway Authority, System Revenue Refunding Bonds, Series 2008D, 0.000%, 1–1–30	1,000	255
Pflugerville Independent School District (Travis County, Texas), Unlimited Tax School Building Bonds, Series 2001, 5.500%, 8–15–19	250	267
Prosper Independent School District (Collin and Denton Counties, Texas), Unlimited Tax School Building and Refunding Bonds, Series 2008, 5.000%, 2–15–18	500	519

See Notes to Schedule of Investments on page 210.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 2006A,		
6.000%, 11–15–36	$ 500	$ 436
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project), Series 2007,		
5.625%, 11–15–27	4,250	209
Board of Regents, Texas State University System, Revenue Financing System Revenue Bonds, Series 2008,		
5.250%, 3–15–19	355	367
		3,879
Vermont – 0.48%		
Vermont Housing Finance Agency, Single Family Housing Bonds, Series 27,		
5.500%, 11–1–37 (A)	195	194
Virginia – 1.70%		
City of Chesapeake, Virginia, General Obligation Public Improvement and Refunding Bonds, Series of 2001,		
5.500%, 12–1–17	500	528
Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2007B–1 Senior Current Interest Bonds,		
5.000%, 6–1–47	250	169
		697
Washington – 2.37%		
Energy Northwest, Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.750%, 7–1–16	500	530
Washington Health Care Facilities Authority, Revenue Bonds, Series 2007C (Virginia Mason Medical Center),		
5.500%, 8–15–36	500	437
		967

See Notes to Schedule of Investments on page 210.

The Investments of Ivy Municipal Bond Fund

September 30, 2008
(In Thousands)   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal	Value
Wyoming – 1.79%		
Housing Authority of the City of Cheyenne, Housing Revenue Bonds (Foxcrest II Project), Series 2004, 5.750%, 6–1–34	$ 300	$ 266
Wyoming Municipal Power Agency, Power Supply System Revenue Bonds, 2008 Series A, 5.250%, 1–1–23	500	467
		733
TOTAL MUNICIPAL BONDS – 90.60%		**$37,010**
(Cost: $39,019)		
SHORT-TERM SECURITIES		
Commercial Paper		
Air Products and Chemicals, Inc., 1.500%, 10–1–08	1,821	1,821
Automatic Data Processing Inc., 2.000%, 10–1–08	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 9.36%		**$ 3,821**
(Cost: $3,821)		
TOTAL INVESTMENT SECURITIES – 99.96%		**$40,831**
(Cost: $42,840)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.04%		**18**
NET ASSETS – 100.00%		**$40,849**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2008.

   See Accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

IVY MUNICIPAL BOND FUND
September 30, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $42,840)	$40,831
Receivables:	
Interest	512
Fund shares sold	221
Prepaid and other assets	32
Total assets	41,596

LIABILITIES

Payable for investment securities purchased	500
Payable to Fund shareholders	170
Due to custodian	45
Dividends payable	7
Accrued shareholder servicing	6
Accrued accounting services fee	2
Accrued distribution and service fees	1
Accrued management fee	1
Other	15
Total liabilities	747
Total net assets	$40,849

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 40
Additional paid-in capital	43,526
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	10
Accumulated net realized loss on investment transactions	(718)
Net unrealized depreciation in value of investments	(2,009)
Net assets applicable to outstanding units of capital	$40,849
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.29
Class B	$10.29
Class C	$10.29
Class Y	$10.30
Capital shares outstanding:	
Class A	2,451
Class B	95
Class C	1,422
Class Y	—*
Capital shares authorized	100,000

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Operations

IVY MUNICIPAL BOND FUND
For the Six Months Ended September 30, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income:	
Interest and amortization.	$ 911
Expenses:	
Distribution and service fees:	
Class A	29
Class B	5
Class C	64
Class Y	—*
Investment management fee	98
Shareholder servicing:	
Class A	17
Class B	1
Class C	13
Class Y	—*
Registration fees	30
Accounting services fee	14
Audit fees	12
Custodian fees	3
Other	13
Total expenses	299
Net investment income	612

REALIZED AND UNREALIZED LOSS ON INVESTMENTS

Realized net loss on investments	(118)
Unrealized depreciation in value of investments during the period	(1,882)
Net loss on investments	(2,000)
Net decrease in net assets resulting from operations	$(1,388)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MUNICIPAL BOND FUND

(In Thousands)   *(Unaudited)*

	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 612	$ 878
Realized net loss on investments	(118)	(52)
Unrealized depreciation.	(1,882)	(835)
Net decrease in net assets resulting from operations.	(1,388)	(9)
Distributions to shareholders from:[1]		
Net investment income:		
Class A	(422)	(468)
Class B	(13)	(29)
Class C	(179)	(376)
Class Y	(—)*	(1)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(614)	(874)
Capital share transactions	9,882	8,819
Total increase	7,880	7,936
NET ASSETS		
Beginning of period.	32,969	25,033
End of period.	$40,849	$32,969
Accumulated undistributed net investment income	$ 10	$ 12

  *Not shown due to rounding.
(1)See "Financial Highlights" on pages 214 - 216.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	**2007**	**2006**	**2005**	**2004**
Net asset value, beginning of period	$10.80	$11.12	$11.04	$11.13	$11.31	$11.10
Income (loss) from investment operations:						
Net investment income . .	0.19[1]	0.39[1]	0.41[1]	0.42	0.38	0.37
Net realized and unrealized gain (loss) on investments.	(0.51)[1]	(0.32)[1]	0.08[1]	(0.09)	(0.17)	0.21
Total from investment operations	(0.32)	0.07	0.49	0.33	0.21	0.58
Less distributions from:						
Net investment income . .	(0.19)	(0.39)	(0.41)	(0.42)	(0.39)	(0.37)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.19)	(0.39)	(0.41)	(0.42)	(0.39)	(0.37)
Net asset value, end of period	$10.29	$10.80	$11.12	$11.04	$11.13	$11.31
Total return[2].	−2.96%	0.69%	4.51%	3.00%	1.89%	5.36%
Net assets, end of period (in millions).	$25	$20	$9	$6	$5	$4
Ratio of expenses to average net assets including expense waiver	1.32%[3]	1.26%	1.11%	0.90%	1.13%	1.25%
Ratio of net investment income to average net assets including expense waiver	3.59%[3]	3.62%	3.67%	3.77%	3.42%	3.35%
Ratio of expenses to average net assets excluding expense waiver	1.32%[3][4]	1.31%	1.35%	1.33%	1.39%	1.25%[4]
Ratio of net investment income to average net assets excluding expense waiver	3.59%[3][4]	3.57%	3.43%	3.34%	3.16%	3.35%[4]
Portfolio turnover rate	21%	62%	26%	20%	17%	11%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$10.80	$11.12	$11.04	$11.13	$11.31	$11.10
Income (loss) from investment operations:						
Net investment income . .	0.15	0.31	0.32	0.34	0.30	0.28
Net realized and unrealized gain (loss) on investments.	(0.51)	(0.32)	0.08	(0.09)	(0.18)	0.21
Total from investment operations	(0.36)	(0.01)	0.40	0.25	0.12	0.49
Less distributions from:						
Net investment income . .	(0.15)	(0.31)	(0.32)	(0.34)	(0.30)	(0.28)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.15)	(0.31)	(0.32)	(0.34)	(0.30)	(0.28)
Net asset value, end of period	$10.29	$10.80	$11.12	$11.04	$11.13	$11.31
Total return	−3.36%	−0.13%	3.70%	2.20%	1.09%	4.50%
Net assets, end of period (in millions).	$1	$1	$1	$1	$1	$1
Ratio of expenses to average net assets including expense waiver	2.13%[1]	2.08%	1.85%	1.70%	1.90%	2.06%
Ratio of net investment income to average net assets including expense waiver	2.77%[1]	2.81%	2.92%	2.96%	2.65%	2.54%
Ratio of expenses to average net assets excluding expense waiver	2.13%[1][2]	2.13%	2.09%	2.13%	2.16%	2.06%[2]
Ratio of net investment income to average net assets excluding expense waiver	2.77%[1][2]	2.76%	2.68%	2.53%	2.39%	2.54%[2]
Portfolio turnover rate	21%	62%	26%	20%	17%	11%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 9-30-08	For the fiscal year ended March 31,				
		2008	2007	2006	2005	2004
Net asset value, beginning of period	$10.80	$11.12	$11.04	$11.13	$11.31	$11.10
Income (loss) from investment operations:						
Net investment income . .	0.15	0.31	0.32	0.34	0.29	0.28
Net realized and unrealized gain (loss) on investments.	(0.51)	(0.32)	0.08	(0.09)	(0.17)	0.21
Total from investment operations	(0.36)	(0.01)	0.40	0.25	0.12	0.49
Less distributions from:						
Net investment income . .	(0.15)	(0.31)	(0.32)	(0.34)	(0.30)	(0.28)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.15)	(0.31)	(0.32)	(0.34)	(0.30)	(0.28)
Net asset value, end of period	$10.29	$10.80	$11.12	$11.04	$11.13	$11.31
Total return	−3.35%	−0.14%	3.69%	2.19%	1.04%	4.45%
Net assets, end of period (in millions).	$15	$12	$15	$16	$18	$20
Ratio of expenses to average net assets including expense waiver	2.11%[1]	2.08%	1.87%	1.69%	1.93%	2.10%
Ratio of net investment income to average net assets including expense waiver	2.78%[1]	2.80%	2.90%	2.97%	2.62%	2.50%
Ratio of expenses to average net assets excluding expense waiver	2.11%[1][2]	2.13%	2.11%	2.12%	2.19%	2.10%[2]
Ratio of net investment income to average net assets excluding expense waiver	2.78%[1][2]	2.75%	2.66%	2.54%	2.36%	2.50%[2]
Portfolio turnover rate	21%	62%	26%	20%	17%	11%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Accompanying Notes to Financial Statements.

Notes to Financial Statements

September 30, 2008   *(Unaudited)*
(In Thousands, Except Where Otherwise Noted)

NOTE 1 – Significant Accounting Policies

Ivy Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues 12 series of capital shares; each series represents ownership of a separate mutual fund (Fund). The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Corporation in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency, prior to translation.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 4 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Corporation's financial statements. Gains or losses are realized by the Corporation at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Corporation uses Forward Contracts to attempt to reduce the overall risk of its investments or for investment purposes.

E. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise continue to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. Management of the Corporation periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of September 30, 2008, management believes that under this standard no liability for unrecognized tax positions is required. The Corporation is subject to examination by U.S. federal and state authorities for returns filed for years after 2004. See Note 5 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following the applicable record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

G. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the custodian bank.

H. Concentration of Risk – Asset Strategy Fund may have a significant investment in international securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, investment and repatriation restrictions, and limited and less reliable investor information. Energy Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in securities of companies within the energy sector, which includes all aspects of the energy industry, including exploration, discovery, production, distribution or infrastructure of energy and/or alternative energy sources. Investing in companies involved in one specified sector may be more risky than an investment with greater diversification. Science and Technology Fund seeks to achieve its objective by concentrating its investments primarily in equity securities of science or technology companies or companies benefited by the application of scientific or technological discoveries. Investing in companies involved in one specified sector may be more risky than an investment with greater diversification.

I. New Accounting Pronouncements – In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and

strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Corporation will institute SFAS 161 during the fiscal year ending March 31, 2010 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the Corporation's investment manager. Prior to March 8, 2005, IICO was known as Waddell & Reed Ivy Investment Company. IICO provides advice and supervises investments, for which services it is paid a fee. Prior to June 30, 2003, Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), served as the investment manager. On June 30, 2003, WRIMCO assigned the investment management agreement between it and the Corporation to Waddell & Reed Ivy Investment Company, an affiliated entity. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Capital Appreciation Fund	Up to $1 Billion	.650%
	Over $1 Billion up to $2 Billion	.600%
	Over $2 Billion up to $3 Billion	.550%
	Over $3 Billion	.500%
Ivy Core Equity Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion up to $5 Billion	.550%
	Over $5 Billion	.525%
Ivy Large Cap Growth Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Mid Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Small Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%

Fund	Net Asset Breakpoints	Annual Rate
Ivy Asset Strategy Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Energy Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Science and Technology Fund	Up to $1Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy High Income Fund	Up to $500 Million	.625%
	Over $500 Million up to $1 Billion	.600%
	Over $1 Billion up to $1.5 Billion	.550%
	Over $1.5 Billion	.500%
Ivy Limited-Term Bond Fund	Up to $500 Million	.500%
	Over $500 Million up to $1 Billion	.450%
	Over $1 Billion up to $1.5 Billion	.400%
	Over $1.5 Billion	.350%
Ivy Money Market Fund	All levels	.400%
Ivy Municipal Bond Fund	Up to $500 Million	.525%
	Over $500 Million up to $1 Billion	.500%
	Over $1 Billion up to $1.5 Billion	.450%
	Over $1.5 Billion	.400%

The fee is accrued and paid daily. However, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver.

For the period from October 1, 2007 through September 30, 2008, IICO contractually agreed to reduce the management fee for Ivy Limited-Term Bond Fund to:

Ivy Limited-Term Bond Fund	Up to $500 Million	.350%
	Over $500 Million up to $1 Billion	.300%
	Over $1 Billion up to $1.5 Billion	.250%
	Over $1.5 Billion	.200%

During the six-month period ended September 30, 2008, IICO waived $81 under that agreement.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of Fund records, pricing of Fund shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11.5
From $ 25 to $ 50	$ 23.1
From $ 50 to $ 100	$ 35.5
From $ 100 to $ 200	$ 48.4
From $ 200 to $ 350	$ 63.2
From $ 350 to $ 550	$ 82.5
From $ 550 to $ 750	$ 96.3
From $ 750 to $1,000	$121.6
$1,000 and Over	$148.5

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee. Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until a Fund's net assets are at least $10 million.

Under the Shareholder Servicing Agreement between the Corporation and WRSCO, with respect to Class A, Class B, Class C, and Class E shares, for each shareholder account that was in existence at any time during the prior month: Ivy Asset Strategy Fund pays a monthly fee of $1.5792; Ivy High Income Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund each pay a monthly fee of $1.6958; and Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Energy Fund, Ivy Large Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Science and Technology Fund and Ivy Small Cap Growth Fund each pay a monthly fee of $1.5042. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Effective September 1, 2006, the Shareholder Servicing Agreement with respect to Class A, Class B and Class C shares was revised so that each Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries, not to exceed $1.50 per shareholder account per month. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes. Certain broker-dealers that

maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WRSCO if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. WRSCO pays such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate (e.g., 0.10%) fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

As principal underwriter for the Corporation's shares, Ivy Funds Distributor, Inc. (IFDI) receives sales commissions (which are not an expense of the Corporation) for Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the six-month period ended September 30, 2008, IFDI received the following amounts in sales commissions and CDSC:

	Sales Commissions	CDSC			
		Class A	Class B	Class C	Class E
Ivy Capital Appreciation Fund	$ 253	$ 1	$ 15	$ 6	$ —
Ivy Core Equity Fund	62	—*	6	1	—
Ivy Large Cap Growth Fund.	353	1	7	3	—
Ivy Mid Cap Growth Fund	89	—*	7	—*	—
Ivy Small Cap Growth Fund.	101	—*	7	2	—
Ivy Asset Strategy Fund.	4,694	116	280	821	—
Ivy Energy Fund.	153	—*	1	1	—
Ivy Science and Technology Fund	196	2	19	21	—
Ivy High Income Fund	177	1	5	2	—
Ivy Limited-Term Bond Fund	81	—	7	4	—
Ivy Money Market Fund	—	—*	22	13	—
Ivy Municipal Bond Fund	46	1	—*	1	—

*Not shown due to rounding.

With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the six-month period ended September 30, 2008, the following amounts were paid:

Ivy Capital Appreciation Fund	$ 337
Ivy Core Equity Fund	77
Ivy Large Cap Growth Fund.	439
Ivy Mid Cap Growth Fund	91
Ivy Small Cap Growth Fund.	123
Ivy Asset Strategy Fund.	25,559
Ivy Energy Fund.	173
Ivy Science and Technology Fund	388
Ivy High Income Fund	187
Ivy Limited-Term Bond Fund	109
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	51

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B shares and Class C shares, respectively, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of a Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class. Under the Class E Plan, each Fund pays IFDI a fee not to exceed 0.25% of the Fund's average annual net assets attributable to Class E shares, paid daily to compensate IFDI for its costs and expenses in connection with, either directly or through others, the distribution of the Class E shares, the provision of personal services to Class E shareholders and/or maintenance of Class E shareholder accounts. Under the Class Y Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts. Under the Class R Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

IFDI and WRSCO have voluntarily agreed to waive sufficient expenses of Class B and Class C shares of Ivy Money Market Fund to maintain the yield at 0.20%. This waiver serves to reduce shareholder servicing. For the six-month period ended September 30, 2008, the following expenses were waived:

Ivy Money Market Fund

Class B	—*
Class C	—*

*Not shown due to rounding.

Effective June 1, 2006 through July 31, 2009, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or shareholder servicing fees to cap the expenses for Ivy Large Cap Growth Fund as follows:

Fund and Class	June 1, 2006 to July 31, 2009 Expense Limitation
Ivy Large Cap Growth Fund, Class A	1.15%
Ivy Large Cap Growth Fund, Class Y.	1.06%

During the six-month period ended September 30, 2008, the amount of fees reimbursed under this agreement was as follows:

Ivy Large Cap Growth Fund

Class A	$292
Class Y	65

For the period from August 1, 2006 through July 31, 2008, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or shareholder servicing fees to cap the expenses for Ivy Capital Appreciation Class A and Class E shares at 1.35%. For the six-month period ended September 30, 2008, no 12b-1 and/or shareholder servicing fees were waived.

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient expenses of Class A, Class C and Class Y of Ivy Mid Cap Growth Fund to ensure that the total annual Fund operating expenses do not exceed the following levels:

Fund and Class	Expense Limitation (as a percentage of average net assets of each Class)
Ivy Mid Cap Growth Fund, Class A	1.65%
Ivy Mid Cap Growth Fund, Class C	2.35%
Ivy Mid Cap Growth Fund, Class Y	1.25%

During the six-month period ended September 30, 2008, the amount of fees waived under this agreement was as follows:

Ivy Mid Cap Growth Fund

Class A	$52
Class C	9
Class Y	10

This waiver serves to reduce distribution and service fees.

Effective March 1, 2008 through July 31, 2009, IICO, IFDI and WRSCO have contractually agreed to waive sufficient management fees, 12b–1 fees and/or shareholder servicing fees to cap the expenses for Ivy Energy Fund's shares as follows:

Fund and Class	March 1, 2008 to July 31, 2009 Expense Limitation
Ivy Energy Fund, Class A	1.60%
Ivy Energy Fund, Class B	2.60%
Ivy Energy Fund, Class C	2.60%
Ivy Energy Fund, Class I	1.60%
Ivy Energy Fund, Class Y	1.60%

During the six-month period ended September 30, 2008, the amount of fees waived under this agreement is as follows:

Ivy Energy Fund

Class A	$45
Class B	1
Class Y	—*

This waiver serves to reduce distribution and service fees.

*Not shown due to rounding.

From August 1, 2008 through July 31, 2009, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or shareholder servicing fees to insure that the total annual Class E operating expenses do not exceed the following levels for the following Funds:

	Class E
Ivy Capital Appreciation Fund	1.15%
Ivy Core Equity Fund	1.35%
Ivy Large Cap Growth Fund	1.15%
Ivy Mid Cap Growth Fund	1.60%
Ivy Small Cap Growth Fund	1.56%
Ivy Asset Strategy Fund	1.00%
Ivy Science and Technology Fund	1.43%
Ivy High Income Fund	1.36%
Ivy Money Market Fund	0.88%

During the six-month period ended September 30, 2008, the following amounts were reimbursed as shown:

	Class E
Ivy Capital Appreciation Fund	$ 6
Ivy Core Equity Fund	1
Ivy Large Cap Growth Fund	2
Ivy Mid Cap Growth Fund	2
Ivy Small Cap Growth Fund	2
Ivy Asset Strategy Fund	20
Ivy Science and Technology Fund	5
Ivy High Income Fund	2

In addition, effective September 1, 2008, IFDI and WRSCO have voluntarily agreed to waive sufficient Fund Class Y expenses to ensure that Class Y expenses do not surpass Class A expenses. The affected Funds and the amount of the waivers were as follows:

	Class Y
Ivy Asset Strategy Fund	$135

During the six-month period ended September 30, 2008, the Corporation paid Directors' regular compensation of $174, which is included in other expenses.

NOTE 3 – Investment Valuations

The Corporation has instituted Financial Accounting Standards Board Statement of Financial Accounting Standards No.157, Fair Value Measurements (FAS 157). In accordance with FAS 157, fair value is defined as the price that each Fund would receive upon selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above FAS 157 fair value hierarchy levels as of September 30, 2008:

	Investments	Other Financial Instruments+
Ivy Capital Appreciation Fund		
Level 1 – Quoted Prices	$ 610,048	$ (15,794)
Level 2 – Other Significant Observable Inputs . . .	—	—
Level 3 – Significant Unobservable Inputs	—	—
Total.	$ 610,048	$ (15,794)
Ivy Core Equity Fund		
Level 1 – Quoted Prices	$ 178,892	$ —
Level 2 – Other Significant Observable Inputs . . .	23,822	—
Level 3 – Significant Unobservable Inputs	—	—
Total.	$ 202,714	$ —
Ivy Large Cap Growth Fund		
Level 1 – Quoted Prices	$ 513,966	$ —
Level 2 – Other Significant Observable Inputs . . .	20,380	—
Level 3 – Significant Unobservable Inputs	—	—
Total.	$ 534,346	$ —
Ivy Mid Cap Growth Fund		
Level 1 – Quoted Prices	$ 127,442	$ —
Level 2 – Other Significant Observable Inputs . . .	12,051	—
Level 3 – Significant Unobservable Inputs	—	(35)
Total.	$ 139,493	$ (35)
Ivy Small Cap Growth Fund		
Level 1 – Quoted Prices	$ 316,274	$ —
Level 2 – Other Significant Observable Inputs . . .	52,043	—
Level 3 – Significant Unobservable Inputs	—	—
Total.	$ 368,317	$ —
Ivy Asset Strategy Fund		
Level 1 – Quoted Prices	$ 5,485,597	$ (18,219)
Level 2 – Other Significant Observable Inputs . . .	7,456,307	—
Level 3 – Significant Unobservable Inputs	81,439	—
Total.	$13,023,343	$ (18,219)
Ivy Energy Fund		
Level 1 – Quoted Prices	$ 35,434	$ —
Level 2 – Other Significant Observable Inputs . . .	3,518	—
Level 3 – Significant Unobservable Inputs	—	253
Total.	$ 38,952	$ 253

+Other financial instruments are derivative instruments not reflected in the schedule of investments, such as options, futures, forward currency contracts and swap contracts, which are valued at the unrealized appreciation or depreciation on the instrument.

(Continued)	Investments	Other Financial Instruments+
Ivy Science and Technology Fund		
Level 1 – Quoted Prices	$ 385,688	$ 651
Level 2 – Other Significant Observable Inputs . . .	208,832	—
Level 3 – Significant Unobservable Inputs	—	(793)
Total.	$ 594,520	$ (142)
Ivy High Income Fund		
Level 1 – Quoted Prices	$ 557	$ 64
Level 2 – Other Significant Observable Inputs . . .	167,078	—
Level 3 – Significant Unobservable Inputs	646	—
Total.	$ 168,281	$ 64
Ivy Limited-Term Bond Fund		
Level 1 – Quoted Prices	$ 168,953	$ —
Level 2 – Other Significant Observable Inputs . . .	—	—
Level 3 – Significant Unobservable Inputs	—	—
Total.	$ 168,953	$ —
Ivy Money Market Fund		
Level 1 – Quoted Prices	$ 195,243	$ —
Level 2 – Other Significant Observable Inputs . . .	—	—
Level 3 – Significant Unobservable Inputs	—	—
Total.	$ 195,243	$ —
Ivy Municipal Bond Fund		
Level 1 – Quoted Prices	$ 40,831	$ —
Level 2 – Other Significant Observable Inputs . . .	—	—
Level 3 – Significant Unobservable Inputs	—	—
Total.	$ 40,831	$ —

The following tables are a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Investments	Other Financial Instruments+
Ivy Mid Cap Growth Fund		
Beginning balance 4-1-08.	$ —	$ —
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation) . .	—	81
Net purchases (sales).	—	(116)
Transfers in and/or out of Level 3	—	—
Ending Balance 9-30-08	$ —	$ (35)
Net change in unrealized appreciation (depreciation) from investments still held as of 9-30-08.	$ —	$ 81

+Other financial instruments are derivative instruments not reflected in the schedule of investments, such as options, futures, forward currency contracts and swap contracts, which are valued at the unrealized appreciation or depreciation on the instrument.

(Continued)	Investments	Other Financial Instruments+
Ivy Asset Strategy Fund		
Beginning balance 4-1-08.	$ 53,511	$ —
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation) . .	(15,072)	—
Net purchases (sales)	91,726	—
Transfers in and/or out of Level 3	(48,726)	—
Ending Balance 9-30-08	$ 81,439	$ —
Net change in unrealized appreciation (depreciation) from investments still held as of 9-30-08.	$ 53,511	$ —
Ivy Energy Fund		
Beginning balance 4-1-08.	$ —	$ —
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation) . .	—	246
Net purchases (sales)	—	7
Transfers in and/or out of Level 3	—	—
Ending Balance 9-30-08	$ —	$ 253
Net change in unrealized appreciation (depreciation) from investments still held as of 9-30-08.	$ —	$ 246
Ivy Science and Technology Fund		
Beginning balance 4-1-08.	$ —	$ 1
Net realized gain (loss)	—	(170)
Net change in unrealized appreciation (depreciation) . .	—	(475)
Net purchases (sales)	—	(148)
Transfers in and/or out of Level 3	—	(1)
Ending Balance 9-30-08	$ —	$(793)
Net change in unrealized appreciation (depreciation) from investments still held as of 9-30-08.	$ —	$(666)
Ivy High Income Fund		
Beginning balance 4-1-08.	$ —	$ —
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation) . .	—	—
Net purchases (sales)	—	—
Transfers in and/or out of Level 3	646	—
Ending Balance 9-30-08	$ 646	$ —
Net change in unrealized appreciation (depreciation) from investments still held as of 9-30-08.	$ 5	$ —

+Other financial instruments are derivative instruments not reflected in the schedule of investments, such as options, futures, forward currency contracts and swap contracts, which are valued at the unrealized appreciation or depreciation on the instrument.

NOTE 4 – Investment Securities Transactions

For the six-month period ended September 30, 2008, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Ivy Capital Appreciation Fund	$ 379,068	$ 193,831
Ivy Core Equity Fund	100,199	119,624
Ivy Large Cap Growth Fund.	309,158	148,733
Ivy Mid Cap Growth Fund	50,891	40,294
Ivy Small Cap Growth Fund.	162,996	205,992
Ivy Asset Strategy Fund.	10,273,680	11,087,757
Ivy Energy Fund.	12,631	428
Ivy Science and Technology Fund	199,490	114,554
Ivy High Income Fund	108,365	80,722
Ivy Limited-Term Bond Fund	4,147	—
Ivy Money Market Fund	—	—
Ivy Municipal Bond Fund	15,273	6,379

Purchases and proceeds from maturities and sales of U.S. Government securities were:

	Purchases	Sales
Ivy Asset Strategy Fund.	$262,988	$453,039
Ivy Limited-Term Bond Fund	59,570	8,182

Purchases and proceeds from maturities and sales of affiliates included above were:

	Purchases	Sales
Ivy Asset Strategy Fund.	$ 196,950	$ —

For Federal income tax purposes, cost of investments owned at September 30, 2008 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Ivy Capital Appreciation Fund	$ 717,371	$ 13,730	$ 121,039	$ (107,309)
Ivy Core Equity Fund	185,871	27,400	10,557	16,843
Ivy Large Cap Growth Fund	530,689	37,812	34,155	3,657
Ivy Mid Cap Growth Fund .	138,715	20,719	19,941	778
Ivy Small Cap Growth Fund	384,409	35,370	51,462	(16,092)
Ivy Asset StrategyFund . . .	13,838,152	83,417	930,594	(847,177)
Ivy Energy Fund.	45,701	1,672	8,114	(6,442)
Ivy Science and Technology Fund	632,055	37,248	73,668	(36,420)
Ivy High Income Fund	187,945	145	19,745	(19,600)
Ivy Limited-Term Bond Fund	169,038	990	1,075	(85)
Ivy Money Market Fund . . .	195,243	—	—	—
Ivy Municipal Bond Fund . .	42,852	289	2,310	(2,021)

NOTE 5 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2008 and the related net capital losses and post-October activity were as follows:

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
Net ordinary income.	$ 2,863	$ 1,222	$ —
Distributed ordinary income	2,863	1,222	—
Undistributed ordinary income	—	—	—
Realized long-term capital gains	1,008	5,646	3,257
Distributed long-term capital gains	1,481	21,531	3,257
Undistributed long-term capital gains	—	—	—
Post-October losses deferred	40,745	9,049	3,242

	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Net ordinary income.	$ —	$ 3,634	$ 922,937
Distributed ordinary income	—	3,634	45,821
Undistributed ordinary income	—	—	908,145
Realized long-term capital gains	—	54,539	322,481
Distributed long-term capital gains	—	65,508	26,238
Undistributed long-term capital gains	—	2,713	322,481
Post-October losses deferred	—	—	7,497

	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Net ordinary income.	$ —	$ 21,140	$ 10,218
Distributed ordinary income	—	11,512	10,186
Undistributed ordinary income	—	9,628	146*
Realized long-term capital gains	—	43,874	—
Distributed long-term capital gains	—	47,497	—
Return of capital	42	—	—
Undistributed long-term capital gains	—	8,149	—
Post-October losses deferred	562	—	613

*This entire amount was distributed prior to September 30, 2008.

	Ivy Limited-Term Bond Fund		Ivy Money Market Fund		Ivy Municipal Bond Fund
Net ordinary income.	$	2,350	$	3,328	$	875
Distributed ordinary income		2,334		3,331		870
Undistributed ordinary income		48*		40*		19*
Realized long-term capital gains		—		—		—
Distributed long-term capital gains		—		—		—
Undistributed long-term capital gains		—		—		—
Post-October losses deferred		—		—		4

*This entire amount was distributed prior to September 30, 2008.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Core Equity Fund		Ivy Large Cap Growth Fund		Ivy Mid Cap Growth Fund
March 31, 2009	$	—	$	2,323	$	—
March 31, 2010		2,958		2,102		12,594
March 31, 2011		1,479		—		5,387
March 31, 2012		—		—		758
Total carryover	$	4,437	$	4,425	$	18,739

	Ivy Small Cap Growth Fund		Ivy Science and Technology Fund		Ivy High Income Fund
March 31, 2009	$	2,069	$	414	$	—
March 31, 2010		2,069		413		326
March 31, 2011		565		414		1,183
March 31, 2014		—		—		105
Total carryover	$	4,703	$	1,241	$	1,614

	Ivy Limited-Term Bond Fund		Ivy Money Market Fund		Ivy Municipal Bond Fund
March 31, 2009	$	—	$	—	$	179
March 31, 2010		—		—		231
March 31, 2011		89		—		75
March 31, 2014		117		—		—
March 31, 2016		—		1		89
Total carryover	$	206	$	1	$	574

Ivy US Blue Chip Fund was merged into Ivy Core Equity Fund as of June 16, 2003 and Advantus Index 500 Fund was merged into Ivy Core Equity Fund as of December 8, 2003. At the time of the mergers, Ivy US Blue Chip Fund and Advantus Index 500 Fund had capital loss carryovers available to offset future gains of the Ivy Core Equity Fund. Ivy US Blue Chip Fund's carryovers are limited to $1,479 for each period ending from March 31, 2009 through 2011 plus any unused limitations from prior years.

Advantus Horizon Fund was merged into Ivy Large Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Horizon Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $1,384 for each period ending from March 31, 2009 through 2010 plus any unused limitations from prior year and the amount of certain built-in gains realized, if any.

Ivy US Emerging Growth Fund was merged into Ivy Mid Cap Growth Fund as of June 16, 2003. At the time of the merger, Ivy Mid Cap Growth Fund had capital loss carryovers available to offset future gains. These carryovers are limited to $4,096 for the period ending March 31, 2009 and $1,182 for each period ending from March 31, 2010 through 2011 and $197 for the period ending March 31, 2012 plus any unused limitations from prior years.

Advantus Enterprise Fund was merged into Ivy Small Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Enterprise Fund had capital loss carryovers available to offset future gains of the Ivy Small Cap Growth Fund. These carryovers are limited to $2,069 for each period ending from March 31, 2009 through 2010 and $564 for the period ending March 31, 2011 plus any unused limitations from prior years.

Ivy Global Science & Technology Fund was merged into Ivy Science and Technology Fund as of June 16, 2003. At the time of the merger, Ivy Global Science & Technology Fund had capital loss carryovers available to offset future gains of the Ivy Science and Technology Fund. These carryovers are limited to $414 for each period ending from March 31, 2009 through 2011 plus any unused limitations from prior years.

NOTE 6 – Multiclass Operations

Each Fund within the Corporation currently offers five classes of shares, Class A, Class B, Class C, Class I and Class Y (other than Money Market Fund which offers Class A and Class E shares and Municipal Bond Fund which does not offer Class E and Class I shares), and all Funds except Ivy Energy Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund offer Class E shares. Each share class has equal rights as to assets and voting privileges. In addition, Asset Strategy Fund, Large Cap Growth Fund, Mid Cap Growth Fund, Science and Technology Fund and Small Cap Growth Fund offer Class R shares, which also have equal rights as to assets and voting privileges. Ivy Money Market Fund Class B and Class C shares are no longer available for investment; investments via exchange into Class B and Class C are permitted. Ivy Municipal Bond Class Y shares are no longer available for investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Corporation.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six-month period ended September 30, 2008 are summarized below.

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:			
Class A	8,926	973	13,597
Class B	157	47	162
Class C	1,739	572	1,204
Class E	20	16	19
Class I	18,352	6	4,690
Class R	NA	NA	226
Class Y	1,072	46	1,848
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	—	—
Class B	—	—	—
Class C	—	—	—
Class E	—	—	—
Class I	—	—	—
Class R	NA	NA	—
Class Y	—	—	—
Shares redeemed:			
Class A	(11,419)	(953)	(4,705)
Class B	(334)	(217)	(268)
Class C	(1,673)	(1,655)	(422)
Class E	(18)	(3)	(1)
Class I	(1,005)	(—)*	(20)
Class R	NA	NA	(35)
Class Y	(1,529)	(14)	(2,681)
Increase (decrease) in outstanding capital shares	14,288	(1,182)	13,614

*Not shown due to rounding.

(Continued)	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
Value issued from sale of shares:			
Class A	$ 88,095	$ 9,238	$179,331
Class B	1,453	408	1,958
Class C	15,886	5,056	14,901
Class E	194	158	250
Class I	189,645	57	61,391
Class R	NA	NA	2,968
Class Y	10,672	459	24,867
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	—	—
Class B	—	—	—
Class C	—	—	—
Class E	—	—	—
Class I	—	—	—
Class R	NA	NA	—
Class Y	—	—	—
Value redeemed:			
Class A	(110,618)	(9,059)	(62,051)
Class B	(3,063)	(1,900)	(3,229)
Class C	(14,935)	(14,713)	(5,188)
Class E	(172)	(24)	(18)
Class I	(9,660)	(2)	(264)
Class R	NA	NA	(432)
Class Y	(14,977)	(135)	(35,631)
Increase (decrease) in outstanding capital	$152,520	$(10,457)	$178,853

	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Shares issued from sale of shares:			
Class A	1,964	1,358	106,475
Class B	145	54	5,041
Class C	139	522	76,296
Class E	10	9	255
Class I	4	9	12,794
Class R	1	7	4
Class Y	195	848	29,059
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	—	143
Class B	—	—	—
Class C	—	—	—
Class E	—	—	—
Class I	—	—	8
Class R	—	—	—
Class Y	—	—	15
Shares redeemed:			
Class A	(1,042)	(1,253)	(47,064)
Class B	(138)	(250)	(1,308)
Class C	(115)	(2,427)	(18,102)
Class E	(2)	(2)	(15)
Class I	(8)	(20)	(2,217)
Class R	(—)*	(3)	(—)
Class Y	(172)	(1,041)	(16,908)
Increase (decrease) in outstanding capital shares	981	(2,189)	144,476

*Not shown due to rounding.

(Continued)	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Value issued from sale of shares:			
Class A	$25,316	$ 14,359	$2,850,610
Class B	1,722	517	132,085
Class C	1,690	5,151	2,016,086
Class E	127	98	6,793
Class I	56	103	342,372
Class R	11	77	109
Class Y	2,518	10,018	778,977
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	—	3,856
Class B	—	—	—
Class C	—	—	—
Class E	—	—	—
Class I	—	—	213
Class R	—	—	—
Class Y	—	—	414
Value redeemed:			
Class A	(13,207)	(13,179)	(1,200,108)
Class B	(1,612)	(2,359)	(32,876)
Class C	(1,417)	(23,864)	(450,234)
Class E	(25)	(21)	(381)
Class I	(101)	(245)	(56,383)
Class R	(—)*	(28)	(—)
Class Y	(2,229)	(12,209)	(429,091)
Increase (decrease) in outstanding capital	$12,849	$(21,582)	$3,962,442

*Not shown due to rounding.

	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Shares issued from sale of shares:			
Class A	1,327	3,438	4,738
Class B	55	139	206
Class C	197	1,111	319
Class E	—	20	31
Class I	—	301	7
Class R	NA	101	NA
Class Y	110	2,283	686
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	—	621
Class B	—	—	25
Class C	—	—	55
Class E	—	—	3
Class I	—	—	2
Class R	NA	—	NA
Class Y	—	—	22
Shares redeemed:			
Class A	(519)	(1,817)	(2,556)
Class B	(20)	(177)	(93)
Class C	(74)	(626)	(370)
Class E	(—)	(2)	(3)
Class I	(—)	(53)	(9)
Class R	NA	(11)	NA
Class Y	(272)	(1,200)	(246)
Increase in outstanding capital shares	804	3,507	3,438

(Continued)	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Value issued from sale of shares:			
Class A	$20,067	$ 97,884	$ 38,583
Class B	837	3,632	1,699
Class C	3,012	29,788	2,588
Class E	—	566	249
Class I	—	8,897	57
Class R	NA	2,866	NA
Class Y	1,659	67,715	5,509
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	—	5,036
Class B	—	—	203
Class C	—	—	445
Class E	—	—	25
Class I	—	—	13
Class R	NA	—	NA
Class Y	—	—	182
Value redeemed:			
Class A	(7,441)	(50,878)	(20,640)
Class B	(267)	(4,453)	(753)
Class C	(1,025)	(16,413)	(2,970)
Class E	(—)	(62)	(22)
Class I	(—)	(1,557)	(69)
Class R	NA	(311)	NA
Class Y	(3,863)	(34,825)	(2,008)
Increase in outstanding capital	$12,979	$102,849	$ 28,127

	Ivy Limited-Term Bond Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Shares issued from sale of shares:			
Class A	6,097	94,785	993
Class B	433	14,594	30
Class C	3,298	53,367	359
Class E	—	1,885	NA
Class I	12	NA	NA
Class Y	417	NA	—
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	125	854	37
Class B	7	28	—*
Class C	17	96	14
Class E	—*	13	NA
Class I	—*	NA	NA
Class Y	2	NA	—*
Shares redeemed:			
Class A	(1,956)	(61,717)	(389)
Class B	(151)	(6,520)	(10)
Class C	(468)	(18,051)	(117)
Class E	(—)	(228)	NA
Class I	(4)	NA	NA
Class Y	(42)	NA	(2)
Increase in outstanding capital shares	7,787	79,106	915

*Not shown due to rounding.

(Continued)	Ivy Limited-Term Bond Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Value issued from sale of shares:			
Class A	$63,194	$94,785	$10,719
Class B	4,484	14,594	321
Class C	34,226	53,367	3,852
Class E	—	1,885	NA
Class I	124	NA	NA
Class Y	4,329	NA	—
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,298	854	398
Class B	67	28	5
Class C	172	96	143
Class E	2	13	NA
Class I	2	NA	NA
Class Y	22	NA	—*
Value redeemed:			
Class A	(20,223)	(61,717)	(4,167)
Class B	(1,560)	(6,520)	(105)
Class C	(4,839)	(18,051)	(1,259)
Class E	(—)	(228)	NA
Class I	(40)	NA	NA
Class Y	(437)	NA	(25)
Increase in outstanding capital	$80,821	$79,106	$ 9,882

*Not shown due to rounding.

Transactions in capital stock for the fiscal year ended March 31, 2008 are summarized below.

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:			
Class A	42,294	2,530	18,353
Class B	1,238	121	667
Class C	8,788	660	1,921
Class E	283	61	34
Class I	1,400	31	146
Class R	NA	NA	51
Class Y	6,219	123	5,714
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	301	755	151
Class B	2	87	9
Class C	25	1,304	14
Class E	2	3	—*
Class I	1	2	1
Class R	NA	NA	—*
Class Y	4	17	56
Shares redeemed:			
Class A	(7,926)	(2,064)	(11,090)
Class B	(281)	(296)	(681)
Class C	(1,227)	(3,446)	(857)
Class E	(22)	(1)	(1)
Class I	(145)	(10)	(33)
Class R	NA	NA	(3)
Class Y	(1,254)	(189)	(2,557)
Increase (decrease) in outstanding capital shares	49,702	(312)	11,895

*Not shown due to rounding.

(Continued)	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Large Cap Growth Fund
Value issued from sale of shares:			
Class A	$462,019	$26,526	$252,724
Class B	12,786	1,193	8,165
Class C	90,966	6,514	25,207
Class E	3,240	625	448
Class I	15,590	333	1,833
Class R	NA	NA	713
Class Y	68,226	1,342	82,757
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	3,417	7,935	2,265
Class B	23	851	119
Class C	270	12,855	204
Class E	22	33	2
Class I	10	20	11
Class R	NA	NA	3
Class Y	49	189	845
Value redeemed:			
Class A	(83,186)	(21,456)	(147,074)
Class B	(2,801)	(2,864)	(8,423)
Class C	(11,956)	(33,936)	(10,825)
Class E	(251)	(10)	(11)
Class I	(1,504)	(109)	(432)
Class R	NA	NA	(43)
Class Y	(13,333)	(2,016)	(34,103)
Increase (decrease) in outstanding capital	$543,587	$ (1,975)	$174,385

	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Shares issued from sale of shares:			
Class A	2,665	3,219	160,137
Class B	107	130	7,401
Class C	137	895	133,488
Class E	33	57	420
Class I	53	149	3,943
Class R	2	27	NA
Class Y	465	1,849	52,799
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	1,250	1,403
Class B	—	180	34
Class C	—	2,819	478
Class E	—	7	1
Class I	—	18	6
Class R	—	1	NA
Class Y	—	1,404	147
Shares redeemed:			
Class A	(2,149)	(3,451)	(16,956)
Class B	(221)	(356)	(904)
Class C	(281)	(5,433)	(8,664)
Class E	(1)	(6)	(10)
Class I	(14)	(18)	(88)
Class R	(1)	(2)	NA
Class Y	(276)	(3,289)	(4,691)
Increase (decrease) in outstanding capital shares	519	(550)	328,944

(Continued)	Ivy Mid Cap Growth Fund	Ivy Small Cap Growth Fund	Ivy Asset Strategy Fund
Value issued from sale of shares:			
Class A	$36,612	$41,516	$4,203,333
Class B	1,374	1,542	187,936
Class C	1,782	10,526	3,404,363
Class E	454	778	10,744
Class I	714	2,152	106,333
Class R	33	293	NA
Class Y	6,557	26,147	1,379,525
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	14,855	37,018
Class B	—	1,958	930
Class C	—	31,323	12,946
Class E	—	81	40
Class I	—	240	169
Class R	—	16	NA
Class Y	—	18,652	3,911
Value redeemed:			
Class A	(29,595)	(43,972)	(430,452)
Class B	(2,833)	(4,088)	(22,351)
Class C	(3,676)	(63,426)	(218,454)
Class E	(8)	(81)	(274)
Class I	(200)	(250)	(2,331)
Class R	(7)	(27)	NA
Class Y	(3,787)	(45,206)	(122,108)
Increase (decrease) in outstanding capital	$ 7,420	$ (6,971)	$8,551,278

	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Shares issued from sale of shares:			
Class A	2,285	4,502	10,397
Class B	90	208	277
Class C	153	1,164	431
Class E	10	47	79
Class I	9	346	40
Class R	NA	65	NA
Class Y	386	3,462	241
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	2	854	922
Class B	—	79	46
Class C	—	414	123
Class E	—*	4	4
Class I	—*	9	2
Class R	NA	4	NA
Class Y	—*	443	46
Shares redeemed:			
Class A	(861)	(3,018)	(4,329)
Class B	(23)	(184)	(278)
Class C	(27)	(945)	(686)
Class E	(—)	(2)	(8)
Class I	(—)	(43)	(5)
Class R	NA	(6)	NA
Class Y	(49)	(1,182)	(934)
Increase in outstanding capital shares	1,975	6,221	6,368

*Not shown due to rounding.

(Continued)	Ivy Energy Fund	Ivy Science and Technology Fund	Ivy High Income Fund
Value issued from sale of shares:			
Class A	$30,208	$138,971	$89,371
Class B	1,134	5,955	2,399
Class C	1,969	34,028	3,719
Class E	100	1,449	691
Class I	100	10,872	350
Class R	NA	1,949	NA
Class Y	5,269	110,615	2,070
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	32	25,555	7,825
Class B	—	2,175	394
Class C	—	11,688	1,052
Class E	—*	111	31
Class I	1	295	21
Class R	NA	119	NA
Class Y	7	13,729	396
Value redeemed:			
Class A	(11,166)	(90,402)	(36,798)
Class B	(299)	(5,112)	(2,388)
Class C	(346)	(27,101)	(5,829)
Class E	(—)	(75)	(68)
Class I	(—)	(1,333)	(42)
Class R	NA	(169)	NA
Class Y	(636)	(36,944)	(8,316)
Increase in outstanding capital	$26,373	$196,375	$54,878

*Not shown due to rounding.

	Ivy Limited-Term Bond Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Shares issued from sale of shares:			
Class A	4,997	166,003	1,217
Class B	294	9,473	36
Class C	791	26,834	166
Class E	10	1,143	NA
Class I	19	NA	NA
Class Y	120	NA	—
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	170	2,777	40
Class B	13	111	1
Class C	30	282	26
Class E	—*	19	NA
Class I	—*	NA	NA
Class Y	4	NA	—*
Shares redeemed:			
Class A	(1,739)	(136,395)	(236)
Class B	(213)	(6,327)	(70)
Class C	(602)	(15,349)	(379)
Class E	(—)	(133)	NA
Class I	(6)	NA	NA
Class Y	(102)	NA	(—)
Increase in outstanding capital shares	3,786	48,438	801

*Not shown due to rounding.

(Continued)	Ivy Limited-Term Bond Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Value issued from sale of shares:			
Class A	$51,369	$166,003	$ 13,364
Class B	3,027	9,473	393
Class C	8,174	26,834	1,820
Class E	100	1,143	NA
Class I	187	NA	NA
Class Y	1,236	NA	—
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,745	2,777	445
Class B	132	111	12
Class C	311	282	292
Class E	4	19	NA
Class I	5	NA	NA
Class Y	37	NA	—*
Value redeemed:			
Class A	(17,826)	(136,395)	(2,589)
Class B	(2,187)	(6,327)	(774)
Class C	(6,169)	(15,349)	(4,144)
Class E	(—)	(133)	NA
Class I	(64)	NA	NA
Class Y	(1,041)	NA	(—)
Increase in outstanding capital	$39,040	$ 48,438	$ 8,819

*Not shown due to rounding.

NOTE 7 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by a Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received. Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase the Fund's exposure to the underlying security (or basket of securities). Purchasing put options and writing call options may decrease the Fund's exposure to the underlying security (or basket of securities).

With written options, there may be times when the Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent the Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

For Ivy Capital Appreciation Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2008	—*	$ 12
Options written	59	13,295
Options terminated in closing purchase transactions	(32)	(7,671)
Options exercised	(—)	(—)
Options expired	(3)	(449)
Outstanding at September 30, 2008	24	$ 5,187

For Ivy Capital Appreciation Fund, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2008	—	$ —
Options written	25	5,262
Options terminated in closing purchase transactions	(3)	(624)
Options exercised	(1)	(226)
Options expired	(2)	(276)
Outstanding at September 30, 2008	19	$4,136

For Ivy Mid Cap Growth Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2008	81	$357
Options written	1	116
Options terminated in closing purchase transactions	(81)	(320)
Options exercised	(—)*	(37)
Options expired	(—)	(—)
Outstanding at September 30, 2008	1	$116

For Ivy Asset Strategy Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2008	—	$ —
Options written	586	39,616
Options terminated in closing purchase transactions	(586)	(39,616)
Options exercised	(—)	(—)
Options expired	(—)	(—)
Outstanding at September 30, 2008	—	$ —

*Not shown due to rounding.

For Energy Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2008	—	$ —
Options written	3	223
Options terminated in closing purchase transactions	(—)	(—)
Options exercised	(—)	(—)
Options expired	(—)	(—)
Outstanding at September 30, 2008	3	$223

For Ivy Science and Technology Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2008	10	$2,313
Options written	7	4,458
Options terminated in closing purchase transactions	(7)	(3,656)
Options exercised	(1)	(790)
Options expired	(7)	(1,439)
Outstanding at September 30, 2008	2	$ 886

For Ivy Science and Technology Fund, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2008	—	$ —
Options written	—*	149
Options terminated in closing purchase transactions	(—)	(—)
Options exercised	(—)	(—)
Options expired	(—)	(—)
Outstanding at September 30, 2008	—*	$149

*Not shown due to rounding.

NOTE 8 – Swaps

Each Fund, excluding Money Market Fund, may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. Each Fund may enter into credit default, total return, variance and other swap agreements to attempt to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. Each Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. Each Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 9 – Futures

No price is paid upon entering into a futures contract. Instead, upon entering into a futures contract, a Fund is required to deposit, in a segregated account, an amount of cash of liquid securities equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. A Fund uses futures to attempt to reduce the overall risk of its investments or to enhance returns. The risks of futures contracts include the possibility there may be an illiquid secondary market, that a change in the value of the contract may not correlate with the changes in the value of the underlying securities or index, and/or the possible inability of the counterparty to fulfill its obligations under the agreement.

NOTE 10 – Commitment

In connection with Ivy Asset Strategy Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $4,620 if and when VAF requests such contributions or draw downs. The total commitment is limited to $11,000. At September 30, 2008, Ivy Asset Strategy Fund had made a total contribution of $6,380. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down.

NOTE 11 – Affiliated Company Transactions

A summary of transactions for affiliated companies during the six-month period ended September 30, 2008 follows:

	4-1-08 Share Balance	Purchase Cost	Sales Cost	Realized Gain/ (Loss)	Distributions Received	9-30-08 Share Balance	9-30-08 Market Value
Ivy Asset Strategy Fund							
New Oriental Education & Technology Group Inc., ADR(1)	—	$195,300	$—	$—	$—	2,707	$173,873
Vietnam Azalea Fund Limited(1)	1,100	1,650	—	—	—	1,100	5,071

(1)Non-income producing during the period.

NOTE 12 – Senior Loans

Ivy High Income Fund invests in senior secured corporate loans either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior Loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale. These loans are valued using a composite price from more than one broker or dealer as obtained from a pricing service. As of September 30, 2008, securities with an aggregate market value of $23,022 representing 13.52% of the Fund's net assets were comprised of senior loans.

As of September, 30, 2008, the Fund had unfunded loan commitments of approximately $671. The Fund is obligated to fund these loan commitments at the borrower's discretion. Funded portions of these commitments are presented in the Schedule of Investments while unfunded commitments are as follows:

Borrower	Unfunded Commitment Amount	9-30-08 Value of Unfunded Commitment
CHS/Community Health Systems, Inc.	$98	$85

NOTE 13 – Subsequent Event

On October 3, 2008, the Board of Directors of the Ivy Money Market Fund approved the participation by the Fund in the U.S. Department of the Treasury's Temporary Guarantee Program for Money Market Funds through December 18, 2008 (the Program). Under the program, in the event that the market-based net asset value per share of the fund falls below $0.995 and the Fund liquidates its holdings, the Program will provide coverage to shareholders in the Fund for up to $1.00 per share for the lesser of either the number of shares the investor held in the Fund at the close of business on September 19, 2008 or the number of shares the investor held the date the market-based net asset value per share fell below $0.955. The Program applies only to shareaholders of record who maintain a positive account balance in the Fund from the close of business on September 19, 2008 through the date on which the Fund's market-based net asset value per share falls below $0.995. Participation in the initial three months of the Program (that is, until December 18, 2008) requires a payment to the U.S. Department of the Treasury of 0.01% based on the net asset value of the Fund as of September 19, 2008. This expense will be borne by the Fund without regard to any expense limitation currently in effect for the Fund.

Renewal of Investment Management Agreement for Ivy Funds, Inc.

At a meeting of the Board of Directors of the Corporation held on August 26 and 27, 2008, the Directors, including all of the Directors who are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940 (the "Independent Directors"), unanimously approved the continuance of the existing Investment Management Agreement between IICO and the Corporation (with respect to Ivy Asset Strategy Fund, Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Energy Fund, Ivy High Income Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Science and Technology Fund and Ivy Small Cap Growth Fund).

The Independent Directors were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from the relationships with the Funds, economies of scale, the role played by the Independent Directors, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Directors' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Directors received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Directors previously had reviewed these materials during a telephonic meeting earlier in August. They further reviewed these materials extensively among themselves, with their independent legal counsel and independent fee consultant, and with the other Board members at the August 26th and 27th Board meeting, after which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to all the Funds by IICO, taking into account the vast amount of materials produced by IICO in response to the 15(c) due diligence request list submitted on their behalf by counsel and which they had discussed during a teleconference earlier in the month. They also considered the knowledge they had received from the regular meetings of the Board, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO as well as the other services provided to the Funds by IICO (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations). The Board also noted the accolades that the Funds had received during the year from the financial media, including

Barrons. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO derives any other direct or indirect benefit from serving the Funds. The Board considered benefits that accrue to IICO from its respective relationship with a Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that IICO, nor any of its affiliates, receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of the investment advisory contract with IICO.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. In that context, the Board discussed the current level of the Funds' advisory fee breakpoints and also considered the current and anticipated asset levels of the Funds and the potential for growth in each Fund. The Board also noted that as the assets of the Funds continue to increase, the Funds' expense ratios generally continue to fall. The Board concluded that the Funds' asset size and fee structures did not warrant the restructuring or reevaluation of the fee breakpoints for the Funds at the current time.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund by Fund basis, the performance of each Fund and the costs of the services provided. The Board focused particularly on the Ivy Core Equity Fund and the Ivy Capital Appreciation Fund.

Specifically, the Board examined the investment performance of each Fund, including quintile ranking for short- and long-term time periods and each Fund's performance against its peers. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds lagged that of their peers or respective Lipper index, the Board recognized that IICO had taken, or was taking, the steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses of each Fund, the expense ratio of each Fund, and the expense limitation arrangements entered into (and with respect to Class E and Class Y shares of certain Funds, the expense limitation agreements proposed to be entered into) by IICO in light of the services provided by IICO. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to separately managed accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for those Funds. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. After completing this examination, the Independent Directors concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

The Disinterested Directors/Trustees for each of the mutual funds has appointed an independent fee consultant. Posted below is a summary of the written fee evaluation of such consultant for the most recent year.

During August of 2008, and as part of their regularly scheduled meetings, the Disinterested Trustees of Ivy Funds and the Disinterested Directors of Ivy Funds, Inc. (collectively, the “Ivy Funds” and any separate series thereof an “Ivy Fund”) reviewed significant information in connection with considering the continuation of existing investment management agreements currently in effect between Ivy Investment Management Company (“IICO”) and the Ivy Funds. Pursuant to the Assurance of Discontinuance between Waddell & Reed, Inc., Waddell & Reed Services Company (“WRSCO”), and Waddell & Reed Investment Management Company (collectively, “Waddell”) and the Office of the New York Attorney General dated July 10, 2006 (“Assurance of Discontinuance”), the Disinterested Trustees/Directors of the Ivy Funds engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO, an affiliate of Waddell, to the Ivy Funds. The independent fee consultant’s review addressed the following fee-related factors:

1. The nature and quality of IICO’s services to the Ivy Funds, including performance
2. Management fees (including any components thereof) charged by other mutual fund companies for like services
3. Management fees (including any components thereof) charged to institutional and other clients of IICO for like services
4. Costs to IICO and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit
5. Profit margins of IICO and its affiliates from supplying such services
6. Possible economies of scale as a fund grows larger

The following summarizes the findings of the independent fee consultant retained by the Disinterested Trustees/Directors.[1]

Summary Findings

The report stated that IICO delivered strong levels of performance and service to the Ivy Funds in relation to its management fees and relative to investment advisers of comparable mutual funds. For the 36 months ended March 31, 2008, when compared to their respective peer groups established by Lipper, Inc. (“Lipper”), approximately 36% of the Ivy Funds were in the top quartile of performance and 60% of the Ivy Funds were in the top two quartiles. The independent fee consultant noted that the Ivy Funds’ performance appeared to be grounded in a number of institutional competitive advantages at IICO, including stock selection ability, ability to attract top talent, strategic vision, performance-focused culture, ability to manage smaller AUM funds, ability to serve small account sizes and an effective trading infrastructure.

1. The independent fee consultant's evaluation was based on information provided by IICO, Lipper, Inc., other information providers and other independent analyses. The term "management fees" refers to the actual annual advisory and administrative fees, net of any fee waivers, paid by an Ivy Fund, as a percentage of such fund's average net assets. The term "total expenses" refers to the total annual expenses, net of any fee waivers, paid by an Ivy Fund, as a percentage of such fund's average net assets. Where these terms are used in reference to groups of Ivy Funds, numbers expressed are usually on an asset-weighted basis. Fee and performance data used in screening methodologies are usually for the period ending March 31, 2008.

The report stated that for the 12 months ended March 31, 2008, the total expenses of the Ivy Funds on average were 1% above the mean total expenses of their respective Lipper Expense Group peers and 9% below the mean total expenses for their Lipper Expense Universes. The management fees for the Ivy Funds on average were 0.1% above the mean management fees for their Lipper Expense Groups and 2% above the means for their Lipper Expense Universes. The independent fee consultant noted that the Ivy Funds' small average account size and small fund AUM introduces certain biases in the Lipper analyses that work against Ivy Funds in Lipper expense comparisons and, as a result, the Lipper findings may be considered conservative in that regard. The independent fee consultant found that within the larger Lipper averages the management fees and total expenses of individual Ivy Funds and share classes are reasonable relative to their performance.

The report stated that the management fees IICO charges to the Ivy Funds also are reasonable in relation to the management fees it charges to its other institutional accounts. The report noted that these institutional accounts have different service and infrastructure needs and in addition that, based on industry data, the average spread between management fees charged to the Ivy Funds and those charged to institutional accounts is below the average fee spreads observed at other investment advisers.

The independent fee consultant found that the level of profit earned by IICO from managing the Ivy Funds does not appear to be unreasonable. The report noted that Waddell's overall profitability from managing the Ivy Funds and its other operations is below the mean profitability of other publicly traded peers, but appears adequate to enable IICO to continue to provide quality support to the Ivy Funds and their shareholders.

The report stated that an economy of pricing analysis was undertaken by the independent fee consultant that showed that Ivy Funds incur lower fees and expenses with increasing fund AUM and with increasing average account size which the independent fee consultant believes should benefit Ivy Fund investors as the Ivy Funds mature.

Conclusions

The independent fee consultant concluded that the services provided by IICO and its affiliates and expenses incurred by the Ivy Funds over the year ending August 31, 2008 are reasonable and provide adequate justification for renewal of the Ivy Funds' existing advisory agreements.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Corporation voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q, 60 days after the end of the quarter. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On the Ivy Funds' website at www.ivyfunds.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

THE IVY FUNDS FAMILY

Domestic Equity Funds
 Capital Appreciation Fund
 Core Equity Fund
 Dividend Opportunities Fund
 Large Cap Growth Fund
 Mid Cap Growth Fund
 Small Cap Growth Fund
 Small Cap Value Fund
 Value Fund

Global/International Funds
 Cundill Global Value Fund
 European Opportunities Fund
 International Balanced Fund
 International Core Equity Fund
 International Growth Fund
 Managed European/Pacific Fund
 Managed International Opportunities Fund
 Pacific Opportunities Fund

Specialty Funds
 Asset Strategy Fund
 Balanced Fund
 Energy Fund
 Global Natural Resources Fund
 Real Estate Securities Fund
 Science and Technology Fund

Fixed Income Funds
 Bond Fund
 Global Bond Fund
 High Income Fund
 Limited-Term Bond Fund
 Money Market Fund
 Mortgage Securities Fund
 Municipal Bond Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.



IVY FUNDS®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Ivy Funds Distributor, Inc.

www.ivyfunds.com

WRR3000SA (9-08)